UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
 ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Smart Vylon, LLC

Legal status of Issuer:

Form:

LLC

Jurisdiction of Incorporation/

Organization: Delaware

Date of Organization:

December 17, 2019

Physical Address of Issuer:

8 The Green, Dover, Delaware 19901

Website of Issuer:

http://nectartulum.com/

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of four percent (4%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the securities sold in the offering.

Type of Security Offered:

Units of Membership Interest

Target Number of Securities to be Offered:

3,000

Price (or Method for Determining Price):

$100.00

Target Offering Amount:

$300,000

Oversubscriptions Accepted:
 ☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
 ☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

March 15, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:
0

	Most recent fiscal year-end (2019)	**Prior fiscal year-end (2018)**
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

**November 6th,
2020**

Smart Vylon, LLC



Up to $1,070,000 of Nectar Series Membership Interests

Smart Vylon, LLC, a Delaware series limited liability company, (the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $300,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of membership interests in Nectar Series ("**Nectar Series**"), a series of the Company (the "**Nectar Series Interests**" or "**Securities**"), on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by March 15, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

As a Delaware series limited liability company, the Company intends to establish other "Series" to act as separate property-owning subsidiaries. The Securities represent an investment solely in the Nectar Series and do not represent an investment in the Company, the Company's manager, or any other Series of the Company. We do not anticipate that the Nectar Series will own anything other than the properties described herein.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$4.00	$96.00
Target Offering Amount	$300,000	$12,000	$288,000
Maximum Offering Amount	$1,070,000	$42,800	$1,027,200

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the four percent (4%) fee shown here, the Intermediary will also receive a securities commission equal to one percent (1%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at http://nectartulum.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/nectar-tulum

The date of this Form C is November 6th, 2020.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Smart Vylon, LLC, a Delaware series limited liability company (the "***Company***"), was converted in April 2020 from a Delaware corporation to a series limited liability company to facilitate private investments in real estate in Mexico. The Securities (as defined herein) offered in this Offering are membership interests in Nectar Series, a series of the Company.

The Company intends to establish several series under Delaware law (each, a "***Series***"), each of which will have separate assets and liabilities. Each Series may have managers, assets, and members that are separate from the managers, assets, and members associated with the Company generally and the other individual Series. The profits and losses of a particular Series may be attributed only to the members associated with that Series or to the Company generally. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

Since forming the Company, we have been engaged primarily in negotiations to acquire the real estate property described herein, which will be held by Nectar Series, and developing the financial, offering and other materials to begin the Offering. The Company's core business will be the, acquisition, marketing and management of five condominiums at Nectar Tulum (each a "*Unit*" and together, the "*Units*"), a residential condominium complex located at **Smz56 Lote9 Calle Asteroides Tulum, Quintana Roo** (the "***Property***"). For more information, see *The Offering and the Securities*.

The Company is located at José María Velasco 13-502, San José Insurgentes, Benito Juarez, CDMX,03900. The Company's website is http://nectartulum.com/.

A description of our intended operations and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/nectar-tulum and is attached as Exhibit B to this Form C.

Manager

The Company is managed by Vylon Balance Solutions, LLC, a Florida limited liability company (the "***Manager***" or "***Managing Member***"). Vylon Balance Solutions, LLC is also the sole member of the Company. The Manager is not a member of Nectar Series. Pursuant to the terms of our Amended and Restated Limited Liability Company Agreement (the "***Operating Agreement***"), the Manager will provide certain management and advisory services to us and to each of our Series and their subsidiaries, as well as a management team and appropriate support personnel. The Manager is wholly owned by our Chief Executive Officer. For more information regarding our Chief Executive Officer and management team, see the section of this Form C titled "*Directors, Officers and Managers*."

The Offering

Minimum amount of Nectar Series Interests being offered	5,000
Total units of Nectar Series Interests (outstanding after Offering (if minimum amount reached)	5,000*
Maximum amount of Nectar Series Interests being offered	$1,070,000
Total units of Nectar Series Interests outstanding after Offering (if maximum amount reached)	10,700*
Price Per Security	$100.00
Minimum Individual Purchase Amount	$100+
Offering Deadline	March 15, 2021
Use of Proceeds	See the description of the use of proceeds on page 28 hereof.
Voting Rights	See the description of the voting rights on page 38.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one percent 1%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment. As used in this section, "we" refers to the Company and Nectar Series.

Risks Related to the Company's Business and Industry

We have a limited operating history, which makes our future performance difficult to predict.

The Company has no operating history. In making an investment decision, you should consider the risks, uncertainties and difficulties frequently encountered by newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on our business. There can be no assurance that we will achieve our investment objectives.

Our Manager has a limited operating history upon which you can evaluate their performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

Our Manager, formed in 2016, has a limited operating history and is just beginning to implement its business plan. There can be no assurance that we will ever operate profitably. Our manager may not be successful in attaining the objectives necessary for it to overcome the risks and uncertainties that any new company encounters.

We have no historic financial statements. Neither the Company nor any Series has any assets or liabilities.

The Company was recently formed in December 2019. At the time of this filing, neither the Company nor any of the Series have not commenced operations, are not capitalized and have no assets or liabilities and no Series will commence operations, be capitalized or have assets and liabilities until such time as a closing related to such Series has occurred.

An investment in the Securities constitutes only an investment in Nectar Series Interests and not in the Company or directly in any real property.

An Investor in this Offering will acquire an ownership interest in the Series related to the Offering and not, for the avoidance of doubt, in (i) the Company, (ii) any other Series, (iii) the Manager, (iv) directly in the Units or the Property associated with the Series or any properties or assets owned by any other Series. This results in limited voting rights of the Investor, which are solely related to a particular Series, and are further limited by the Operating Agreement, described further herein. Investors will have voting rights only with respect to certain matters, primarily relating to amendments to the Operating Agreement that would adversely change the rights of the Members and removal of the Manager for "cause." The Manager thus retains significant control over the management of the Company, each Series and the Units. Furthermore, because the membership interests in a Series do not constitute an investment in the Company as a whole, holders of the membership interests in a Series are not expected to receive any economic benefit from, or be subject to the liabilities of, the assets of any other Series. In addition, the economic interest of a holder in a Series will not be identical to owning a direct undivided interest in the Units.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders, travel bans, and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, Nectar Series' ability to generate revenue may be adversely affected. Tulum is a travel destination and we intend to market the Units as short-term rental properties. Due to national and international travel restrictions stemming from the spread of COVID-19, we expect fewer people will travel to Tulum and we may be unable to rent the Units. Therefore, we may generate significantly less revenue than expected.

Adverse economic or other conditions in the specific market in which we do business, and the market more broadly, could negatively affect our occupancy levels and rates and therefore our operating results.

Tulum is a beach community and its local economy depends heavily on the vacation, travel, tourism and recreation industries. As a result, we may be adversely affected by such factors as:

- national global economic recessions and downturns and corresponding declines in discretionary vacation, travel, tourism and recreational spending levels;

- national and international travel downturns and restrictions;

- the accessibility and convenience of airline flights into the Tulum airport, which can be affected by severe winter weather;

- overall weather patterns and natural conditions in Tulum and in Mexico, such as the amount and timing of tropical storms and other hazardous weather conditions in the summer;

- trends regarding the use of competing hotels and short-term rental properties, and the development of new short-term rental properties in the Tulum area;

- demographic trends regarding vacation and recreational preferences; and

- possible future changes in the currently zoning regulations which may make it easier for competing real estate projects to be developed, which in turn may reduce the current prices paid for existing lodging facilities.

Our ability to make distributions to Investors may be adversely affected by various operating risks common to the short-term rental industry, including competition, over-building in the Tulum area and dependence on business travel and tourism in Tulum, Mexico.

Short-term rental properties have different economic characteristics than many other real estate assets.

A typical office property, for example, has long-term leases with third-party tenants, which provides a relatively stable long-term stream of revenue. Short-term rental properties, on the other hand, generate revenue from guests that typically stay at the property for only a few nights, which causes the room rate and occupancy levels at such properties to change every day, and results in earnings can be highly volatile. In addition, the Units may be subject to various operating risks common to the lodging industry, many of which are beyond our control, including, among others, the following:

- competition from other hotels and rental properties in the market in which we operate;

- over-building of hotels in the market in which we operate, which results in increased supply and will adversely affect occupancy and revenues of the Units;

- introduction of new concepts and products such as Airbnb®, HomeAway® and VRBO®;

- dependence on travelers and tourism;

- increases in energy costs and other expenses affecting travel, which may affect travel patterns and reduce the number of business and commercial travelers and tourists;

- requirements for periodic capital reinvestment to repair and upgrade the Units;

- increases in operating costs due to inflation and other factors that may not be offset by increased room rates;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

- adverse effects of international, national, regional and local economic and market conditions;

- unforeseen events beyond our control, such as terrorist attacks, travel-related health concerns, including pandemics and epidemics, imposition of taxes or surcharges by regulatory authorities, travel-related accidents and unusual weather patterns, including natural disasters such as tornadoes, blizzards or earthquakes; and

- adverse effects of continued or worsening conditions in the lodging industry.

The occurrence of any of the foregoing could materially and adversely affect our business and the value of the Securities.

Competition from other condominiums located on the Property and in the Tulum area could have a material adverse effect on our results of operations.

The lodging industry is highly competitive. The Units will compete with other short-term rental properties and hotels for guests in based on a number of factors, including location, convenience, room rates, range of services and guest amenities or accommodations offered and quality of customer service. Competition is specific to the individual market in which the Units are located and includes competition from existing and new hotels, as well as alternative lodging companies such as Airbnb®, HomeAway® and VRBO®. Our competitors may have an operating model that enables them to offer rooms at lower rates than we can, which could result in our competitors increasing their occupancy at our expense.

The seasonality of the lodging industry could have a material adverse effect on us.

The lodging industry is seasonal in nature, which can be expected to cause quarterly fluctuations in our revenues. Our quarterly earnings may be adversely affected by factors outside our control, including weather conditions and poor economic factors in the specific market in which we operate. We can provide no assurances that our cash flows will be sufficient to offset any shortfalls that occur as a result of these fluctuations. Consequently, volatility in our financial performance resulting from the seasonality of the lodging industry could have a material adverse effect on us.

Nectar Series will own the Units, a non-diversified investment.

We intend for Nectar Series, either directly or through its subsidiaries, to own and operate the Units that exist on the Property. The Nectar Series' return on its investment will depend on the revenues generated by the Units and the appreciation of the value of the Units over time. These, in turn, are determined by such factors as national and local economic cycles and conditions, financial markets and the economy, competition from existing properties as well as future properties and government regulation (such as tax and building code charges). The value of a Units may decline substantially after the Nectar Series purchases the Units.

We may become subject to litigation or threatened litigation that may divert management's time and attention, require us to pay damages and expenses or restrict the operation of our business.

We may become subject to disputes with commercial parties with whom we maintain relationships or other parties with whom we do business. Any such dispute could result in litigation between us and the other parties. Whether or not any dispute actually proceeds to litigation, we may be required to devote significant management time and attention to its successful resolution (through litigation, settlement or otherwise), which would detract from our management's ability to focus on our business. Any such resolution could involve the payment of damages or expenses by us, which may be significant. In addition, any such resolution could involve our agreement with terms that restrict the operation of our business. We also could be sued for personal injuries and/or property damage occurring at the

Units or Property. We may obtain liability insurance that fails to cover all costs and expenses arising from such lawsuits.

Our business is subject to the risks of fires and other natural catastrophic events and to interruption by manmade problems such as computer viruses or terrorism.

Our systems and operations are vulnerable to damage or interruption from fires, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins and similar events. For example, a significant natural disaster, such as an earthquake, fire or flood, could have a material adverse impact on our business, operating results and financial condition. Our IT systems may also be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems, which could lead to interruptions, delays, loss of critical data or the unauthorized disclosure of confidential intellectual property or client data. We may not have sufficient protection or recovery plans in certain circumstances, such as natural disasters affecting the Tulum area, and our business interruption insurance may be insufficient to compensate us for losses that may occur. Such disruptions could negatively impact our ability to run our business, which could have an adverse effect on our operating results and financial condition.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

Our success depends on the experience and skill of our Manager and our executive officers.

In particular, we are dependent on the Manager and our Chief Executive Officer and Chief Operating Officer. We do not intend to enter into employment agreements with such officers, and there can be no assurance they will continue to serve as officers for a particular period of time. The loss of our Manager or any executive officer could harm our business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Manager does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Manager has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, Nectar Series will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Manager and our operations. We have no way to guarantee key personnel will stay with the Manager, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our Property will be subject to the risks typically associated with real estate.

Our Property will be subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including:

- natural disasters such as hurricanes, earthquakes and floods;

- acts of war or terrorism, including the consequences of terrorist attacks;

- adverse changes in national and local economic and real estate conditions;

- an oversupply of (or a reduction in demand for) and the attractiveness of the Property to prospective tenants;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

- costs of remediation and liabilities associated with environmental conditions; and;

- the potential for uninsured or underinsured property losses.

The value of the Units will be affected significantly by their ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the Units. Many expenditures associated with the Units (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the Units.

These factors may have a material adverse effect on the value that we can realize from the Units.

We may not be able to sell the Units at a price equal to, or greater than, the total amount of capital we have invested in the Units, which may lead to a decrease in the value of the Securities.

The value of the Units to a potential purchaser may not increase over time, which may restrict our ability to sell each Unit, or if we are able to sell such Units, may lead to a sale price less than the price that we paid to purchase a Units. Such loss, would reduce the value of the Securities.

We may be unable to rent the Units.

If the rental rates for the Units decrease or we are not able to rent the Units our financial condition, results of operations, cash flow, the market value of our Securities our ability to make distributions to our Investors could be adversely affected.

The actual rents we receive for the Units may be less than estimated market rents, and we may experience a decline in realized rental rates from time to time, which could adversely affect our financial condition, results of operations and cash flow.

As a result of potential factors, including competitive pricing pressure in the short-term rental market, a general economic downturn and the desirability of the Units compared to other, we may be unable to realize our estimated market rents for the Units. If we are unable to obtain sufficient rental rates for the Units, then our ability to generate cash flow growth will be negatively impacted.

Our Property may be subject to impairment charges.

We will periodically evaluate the Units for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, tenant performance and legal structure. For example, the early termination of, or default under, a lease by a tenant may lead to an impairment charge. If we determine that an impairment has occurred, we would be required to make a downward adjustment to the net carrying value of the Units. Impairment charges also indicate a potential permanent adverse change in the fundamental operating characteristics of the impaired property. There is no assurance that these adverse changes will be reversed in the future and the decline in the impaired property's value could be permanent.

We may rely on third-party websites such as AirBNB® and VRBO® to rent the Units.

We may rely on certain third-party services providers to market and rent the Units. Such third-party sites typically charge fees for using their services, which will decrease the revenue we receive for renting the Units. Our reliance on these sites may negatively impact our ability to generate the projected revenue we expect to receive from renting each Units. Additionally, the unavailability of such sites may cause us to experience increased marketing costs and could lead to lower occupancy rates. If such sites were to become unavailable or increase their service charges, our business and the value of the Securities could be negatively impacted.

Property taxes could increase due to property tax rate changes or reassessment, which could impact our cash flow.

The real property taxes on our Units may increase as property tax rates change or as the Units are assessed or reassessed by taxing authorities. If the property taxes we pay increase, our financial condition, results of operations, cash flow, the value of our Securities and our ability to satisfy our principal and interest obligations and to make distributions to our Investors could be adversely affected.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce our cash flows and the return on our Investors' investments.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with such catastrophic events could sharply increase the premiums we pay for coverage against property and casualty claims.

Changes in the cost or availability of insurance could expose us to uninsured casualty losses. If the Units incur a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss, which may reduce the value of our Investors' Securities. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to Investors.

Climate change may adversely affect our business.

To the extent that climate change does occur and affects the markets that we invest in, we may experience extreme weather and changes in precipitation and temperature, all of which may result in physical damage or a decrease in demand for the Units. Should the impact of climate change be material in nature or occur for lengthy periods of time, the financial condition or results of operations for the Units would be adversely affected. In addition, changes in federal and state legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of the Units in order to comply with such regulations

Real estate investments are relatively illiquid and may limit our flexibility.

Real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions. Our ability to dispose of the Units in the future will depend on prevailing economic and market conditions. Our inability to sell the Units on favorable terms or at all could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions to our Investors and make additional investments.

We intend to diversify our cash and cash equivalents among several banking institutions in an attempt to minimize exposure to any one of these entities. However, the Federal Deposit Insurance Corporation, or FDIC, only insures amounts up to $250,000 per depositor per insured bank. We may have cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over $250,000.

Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income.

The Units will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and community groups and our builders' ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder's performance may also be affected or delayed by conditions beyond the builder's control. We may incur additional risks if we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for the Units, and the return on our investment could suffer.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to our Investors.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to substantial liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. Even if we are not subject to liability, other costs, which we would undertake to avoid or mitigate any such liability, such as the cost of removing or remediating hazardous or toxic substances could be substantial. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns.

The presence of hazardous substances, including hazardous substances that have not been detected, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages we must pay will reduce our ability to make distributions to our Investors and may reduce the value of your investment.

Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce the amounts available for distribution to our Investors.

The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our Investors. We may be subject to all the risks described here even if we do not know about the hazardous materials and if the previous owners did not know about the hazardous materials on the property.

In addition, when excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our projects could require us to undertake a costly remediation program to contain or remove the mold from the affected property or development project, which would adversely affect our operating results.

Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us or our property manager and its assignees from operating the Units. Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our operations.

The Units may be susceptible to economic slowdowns or recessions, which could lead to financial losses in our investments and a decrease in revenues, net income and assets. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could have a material negative impact on the values of, and the cash flows from, residential real estate properties, which could significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to our Investors.

Deficiencies in our internal control over financial reporting could adversely affect our ability to present accurately our financial statements and could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

Effective internal control is necessary for us to accurately report our financial results. There can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. As we grow our business, our internal control will become more complex, and we may require significantly more resources to ensure our internal control remains effective. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations that could require a restatement, failing to meet our reporting obligations and causing investors to lose confidence in our reported financial information. These events could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of Mexican state and local laws and regulations, such as local licensing requirements, consumer protection, environmental, health and safety, and other regulations and we expect the costs associated with complying with all applicable laws to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We are dependent on the performance of our Manager, and could be materially and adversely affected if our Manager or their designee does not manage the Units in our best interests.

The Manager expects to appoint a property manager (the "***Property Manager***") to manage the Units. We could be materially and adversely affected if our Property Manager fails to provide quality services and amenities, fails to maintain a quality brand name or otherwise fails to manage the Units in our best interest. The Property Manager may manage other condominiums on the Property and will not be required to prioritize the Units over other condominiums on the Property.

We have not yet selected a Property Manager, but we intend to do so following the completion of this Offering. The Property Manager will be chosen our Manager after considering such person or entity's experience in managing properties similar to the Nectar Series Property, the quality of the services offered, and the fees charged. If the Manager is unable to select a Property Manager within a reasonable period of time following this Offering, the performance of the Units as an investment may suffer and the value of the Securities may be adversely affected.

Any adverse changes in the Manager's financial health or our relationship with the Manager or its affiliates could hinder our operating performance and the return on your investment.

The Manager will utilize its personnel to perform services on its behalf for us. Our ability to achieve our investment objectives and to pay distributions to our Investors is dependent upon the performance of the Manager and its affiliates as well as the Manager's real estate professionals in the management of the Units and operation of our day-to-day activities. Any adverse changes in the Manager's financial condition or our relationship with the Manager could hinder the Manager's ability to successfully manage our operations and the Units.

Disposing of or attempting to dispose of multiple Units in a single transaction may adversely affect our operations.

From time to time, we may attempt to dispose of the Units in a single transaction or simultaneously. Multiple property portfolio dispositions are more complex than single-property dispositions, and the risk that a portfolio disposition does not close may be greater than in a single-property acquisition. The Nectar Series Properties may compete with each other and sale of other condominiums located at the Property. To dispose of multiple Nectar Series Properties in a single transaction we may be required to discount the sales price of one or more of the Units, which would reduce the value of the Securities.

Real estate investments are relatively illiquid and may limit our flexibility.

Real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions. Our ability to dispose of assets in the future will depend on prevailing economic and market conditions. Our inability to sell the Nectar Series Properties on favorable terms or at all could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations. In addition, real estate can at times be difficult to sell quickly at prices we find acceptable. When we sell any of our assets, we may recognize a loss on such sale, which would adversely impact the price of the Securities and our ability to pay distributions to the Investors who subscribe for the Securities.

Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income.

The Property and the Units are under construction. Investments in the Units will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and community groups and our builders' ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder's performance may also be affected or delayed by conditions beyond the builder's control. We may incur additional risks when we make periodic progress payments or other advances to builders the Units.

We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

Risks Related to Conflicts of Interest

The Manager's liability is limited under the Operating Agreement, and we have agreed to indemnify the Manager against certain liabilities. As a result, we may experience poor performance or losses of which the Manager would not be liable.

Pursuant to the Company's Operating Agreement, the Manager will not assume any responsibility other than to render the services called for thereunder and will maintain a contractual, as opposed to a fiduciary, relationship with us and the Members of Nectar Series. Under the terms of the Operating Agreement, the Manager, its officers, investors, members, managers, directors and personnel, any person controlling or controlled by the Manager will not be liable to Nectar Series or its members for acts or omissions performed in accordance with and pursuant to the Operating Agreement, except by reason of acts or omissions constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties thereunder. Accordingly, the Members of Nectar Series will only have recourse and be able to seek remedies against the Manager to the extent it breaches its obligations pursuant to the Operating Agreement. Furthermore, we have agreed to limit the liability of the Manager and to indemnify the Manager against certain liabilities. The Members of Nectar Series, by executing the Operating Agreement, will agree to reimburse, indemnify and hold harmless the Manager, its officers, investors, members, managers, directors and personnel, any person controlling or controlled by the Manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of, or arising from, acts or omissions of such indemnified parties not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of the Manager's duties.

You may be more likely to sustain a loss on your investment because the Manager does not have as strong an economic incentive to avoid losses as do managers who have made significant equity investments in their companies.

Because it has not made a significant equity investment in our Company, the Manager will have little exposure to loss in the value of the Securities. Without this exposure, Investors may be at a greater risk of loss because the Manager does not have as much to lose from a decrease in the value of the Securities as do those Managers who make more significant equity investments in their companies.

If the principals of the Manager are unable to sell the other condominiums located on the Property, they may hold an interest in an entity that owns the unsold condominiums indefinitely, meaning an affiliate of the Manager could compete with Nectar Series for customers and will not be obligated to prioritize the Units in renting to customers.

Competition by an affiliate of our Manager, as well as other persons owning and leasing condominiums at Nectar Tulum, could adversely affect our occupancy rates and revenue streams and may require us to provide additional amenities or make capital improvements that we otherwise would not have to make, which could reduce our profitability and could materially and adversely affect our results of operations.

The ability of the Manager and its officers and other personnel to engage in other business activities, including managing other similar companies, may reduce the time the Manager spends managing the business of our Company and may result in certain conflicts of interest.

Certain of the Manager's officers also serve or may serve as officers or employees of other companies unaffiliated with us. These other business activities may reduce the time these persons spend managing our business. Further, if and when there are turbulent conditions in the real estate markets or distress in the credit markets or other times when we will need focused support and assistance from the Manager, the attention of the Manager's personnel and executive officers and the resources of the Manager may also be required by other entities. In such situations, we may not receive the level of support and assistance that we may receive if we were internally managed or if we were not managed by the Manager. In addition, these persons may have obligations to those entities, the fulfillment of which might not be in the best interests of us, or any of our Investors. Our officers and the Manager may face conflicts of interest in allocating sale, financing, leasing and other business opportunities among the real properties owned by other companies.

The terms of the Operating Agreement make it so that it may adversely affect the Members ability to terminate the Manager and retain a new one.

Under the terms of the Operating Agreement, the members of Nectar Series may terminate the Manager upon the occurrence of a "Manager Material Default" and an affirmative vote of the members holding 51% of the of Nectar Series Interests. The term "Manager Material Default" is limited to those circumstances described under *Business – Manager – Term and Removal of the Manager*" which include certain material breaches, certain acts constituting fraud, misappropriation of funds, embezzlement and gross negligence, certain bankruptcy matters and the dissolution of the Manager. Unsatisfactory financial performance does not constitute "cause" under the Operating Agreement. These provisions make it difficult to end Nectar Series' relationship with the Manager, even if members of Nectar Series believe the Manager's performance is not satisfactory.

The Operating Agreement of the Company and Series Designation of Nectar Series does not provide for the Manager to receive any fee for managing the Units. If the Members of Nectar Series terminate the Manager, the value of the Securities will be adversely affected since the Members would need to appoint and compensate a new Manager for Nectar Series.

The Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Manager.

The Operating Agreement provides that the Manager, in exercising its rights in its capacity as the Manager, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our the Members and will not be subject to any different standards imposed by our bylaws, or under any other law, rule or regulation or in equity. These modifications of fiduciary duties are expressly permitted by Delaware law.

There are conflicts of interest among us, the Manager and its affiliates.

While they do not currently serve as executive officers of our Manager, each of our executive officers may serve as an executive officer of the Manager, which is wholly owned by such Victor Hugo Rosales Aranda. All the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm's-length negotiations. Some of the conflicts inherent in the Company's transactions with the Manager and its affiliates, and the limitations on such parties adopted to address these conflicts, are described below. The Manager and its affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than us, these actions could have a negative impact on Nectar Series' financial performance and, consequently, on distributions to Investors and the value of our Nectar Series Interests. The Operating Agreement provides the Manager with broad powers and authority which may exacerbate the existing conflicts of interest among your interests and those of the Manager, its executive officers and its other affiliates. Potential conflicts of interest include, but are not limited to, the following:

- the Manager, its executive officers and its other affiliates may continue to offer other real estate investment opportunities, including other interests in condominiums at the Property described in this offering, and may make investments in real estate assets for their own respective accounts, whether or not competitive with our business;

- the Manager, its executive officers and its other affiliates will not be required to disgorge any profits or fees or other compensation they may receive from any other business they own separately from us, and you will not be entitled to receive or share in any of the profits or fees or other compensation from any other business owned and operated by the Manager, its executive officers and/or its other affiliates for their own benefit;

- we may engage the Manager or affiliates of the Manager to perform services at prevailing market rates. Prevailing market rates are determined by the Manager based on industry standards and expectations of what the Manager would be able to negotiate with third party on an arm's length basis; and

- the Manager, its executive officers and its other affiliates are not required to devote all of their time and efforts to our affairs.

The affiliations between the officers Manager of Nectar Series and the Property Owner create conflicts of interest that may not be resolved in a manner which is always in the best interests of Nectar Series or its members.

The Chief Executive Officer of the Manager of Nectar Series is the sole member of the Property Owner, meaning he will receive the proceeds of this Offering earmarked for purchase of the Nectar Series Properties and has represented both Nectar Series and the Property Owner in executing the purchase and sale agreement for the Nectar

Series Properties. While the Chief Executive Officer reasonably believes the terms of the purchase and sale agreement to be fair and reasonable to Nectar Series, no disinterested person has consented to the purchase and sale agreement on behalf of Nectar Series and the terms thereof may not be in the best interests of Nectar Series. If a dispute arises between Nectar Series and the Property Owner, the Manager will not be required to resolve such dispute in the best interests of Nectar Series. The Operating Agreement provides that the Manager, in exercising its rights in its capacity as the Manager, is entitled to consider only such interests and factors as it desires, including its own interests.

Risks Related to the Offering

State and federal securities laws are complex, and Nectar Series could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

If a court or regulatory body with the required jurisdiction ever concluded that Nectar Series may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, Nectar Series would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given Nectar Series will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

Our manager may have broad discretion in how Nectar Series uses the net proceeds of the Offering.

The Manager will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Manager has the right to limit individual Investor commitment amounts based on its determination of an Investor's sophistication.

The Manager may prevent any Investor from committing more than a certain amount in this Offering based on its determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Manager's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Manager's determination.

Nectar Series has the right to extend the Offering Deadline.

Nectar Series may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while Nectar Series attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without Nectar Series receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or Nectar Series receives the Target Offering Amount, at which time it will be released to Nectar Series to be used as set forth herein. Upon or shortly after the release of such funds to Nectar Series, the Securities will be issued and distributed to you.

Nectar Series may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, Nectar Series can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

Funds from purchasers accompanying subscriptions for the Nectar Series Interests will not accrue interest while in escrow.

The funds paid by an Investor for Securities will be held in a non-interest-bearing escrow account until the admission of the subscriber as an Investor in the applicable Series, if such subscription is accepted. Investors who subscribe for the Securities will not have the use of such funds or receive interest thereon pending the completion of the Offering. No subscriptions will be accepted, and no Securities will be sold unless valid subscriptions for the Offering are received and accepted prior to the termination of the applicable Offering. If we terminate an Offering prior to accepting an Investor's subscription, escrowed funds will be returned promptly, without interest or deduction, to the Investor.

If the Company or Nectar Series were to be required to register under the Investment Company Act or the Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each Series and the Manager may be forced to liquidate and wind up each Series or rescind the Offerings for any of the Series or the offering for any other.

The Company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the "***Investment Company Act***"), and the Manager is not and will not be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "***Investment Advisers Act***") and the Nectar Series Interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. The Company and the Manager have taken the position that the Nectar Series Properties are not "securities" within the meaning of the Investment Company Act or the Investment Advisers Act, and thus the Company's assets will consist of less than 40% investment securities under the Investment Company Act and the Manager is not and will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation. If the Company were to be required to register under the Investment Company Act or the Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each Series and the Manager may be forced to liquidate and wind up each Series or rescind the Offerings for any of the Series or the offering for any other Series.

If the tax laws of the U.S. or Mexico change during the period in which the Units are held by the Series, Nectar Series may experience increased tax liability.

The Internal Revenue Code is subject to change by Congress, and interpretations of the Code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in any Series of the Company would be limited to prospective effect. For instance, prior to effectiveness of the Tax Cuts and Jobs Act of 2017, an exchange of the membership interests of one Series for another might have been a non-taxable like-kind exchange transaction while transactions now only qualify for that treatment with respect to real property. Accordingly, the ultimate effect on an Investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed or made, as the case may be.

There can be no guarantee that Nectar Series will reach its funding target from potential investors with respect to any Series or future proposed Series.

Due to the start-up nature of Nectar Series and the Manager, there can be no guarantee that the Nectar Series will reach its funding target from Investors. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives by acquiring additional properties through the issuance of additional interests in Nectar Series and monetizing them to generate distributions for Investors.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

The Nectar Series Interests carry very limited voting rights with respect to amending the Operating Agreement or removing the Manager.

The Manager has a unilateral ability to amend the Operating Agreement in certain circumstances without the consent of the Investors. The Investors only have limited voting rights in the Series in which they are invested. Investors will therefore be subject to any amendments the Manager makes (if any) to the Operating Agreement and any decision it takes in respect of the Company and Nectar Series, which the Investors do not get a right to vote upon. Investors may not necessarily agree with such amendments or decisions and such amendments or decisions may not be in the best interests of all of the Investors as a whole but only a limited number. Furthermore, the Manager can only be removed as manager of the Company and each Series in very limited circumstances.

Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where Federal law requires that certain claims be brought in Federal courts. The Operating Agreement, to the fullest extent permitted by applicable law, provides for Investors to waive their right to a jury trial.

Each Investor will covenant and agree not to bring any claim in any venue other than the Court of Chancery of the State of Delaware, or if required by Federal law, a Federal court of the United States, as in the case of claims brought under the Securities Exchange Act of 1934, as amended. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and Investors will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. If an Interest Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement and such claim was governed by state law, it would have to bring such claim in the Delaware Court of Chancery. The Operating Agreement, to the fullest extent permitted by applicable law and subject to limited exceptions, provides for Investors to consent to exclusive jurisdiction to Delaware Court of Chancery and for a waiver of the right to a trial by jury, if such waiver is allowed by the court where the claim is brought.

If we opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the Delaware, which govern the Operating Agreement, by a federal or state court in the State of Delaware, which has exclusive jurisdiction over matters arising under the Operating Agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the Operating Agreement and the Nectar Series Interests. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the Operating Agreement. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Operating Agreement with a jury trial. No condition, stipulation or provision of the Operating Agreement or the Nectar Series Interests serves as a waiver by any Investor or beneficial owner of the Nectar Series Interests or by us of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Additionally, the Company does not believe that claims under the federal securities laws shall be subject to the jury trial waiver provision, and the Company believes that the provision does not impact the rights of any Investor or beneficial owner of the Nectar Series Interests to bring claims under the federal securities laws or the rules and regulations thereunder.

These provisions may have the effect of limiting the ability of Investors to bring a legal claim against us due to geographic limitations and may limit an Investor's ability to bring a claim in a judicial forum that it finds favorable for disputes with us. Furthermore, waiver of a trial by jury may disadvantage an investor to the extent a judge might be less likely than a jury to resolve an action in the investor's favor. Further, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, an action or proceeding against us, then we may incur additional costs associated with resolving these matters in other jurisdictions, which could materially and adversely affect our business and financial condition.

If the Company's series limited liability company structure is not respected, then Investors may have to share any liabilities of the Company with all Investors and not just those who hold the same Series as them.

The Company is structured as a Delaware series limited liability company that issues membership interests in a separate Series for certain properties. Each Series will merely be a separate Series and not a separate legal entity. Under the Delaware Limited Liability Company Act (the "***LLC Act***"), if certain conditions (as set forth in Section 18-215(b) of the LLC Act) are met, the liability of Investors holding membership interests in one Series is segregated from the liability of Investors holding membership interests in another Series and the assets of one Series are not available to satisfy the liabilities of other Series. Although this limitation of liability is recognized by the courts of Delaware, there is no guarantee that if challenged in the courts of another U.S. State or a foreign jurisdiction, such courts will uphold a similar interpretation of Delaware corporation law, and in the past certain jurisdictions have not honored such interpretation. If the Company's series limited liability company structure is not respected, then Investors may have to share any liabilities of the Company with all Investors and not just those who hold the same Series membership interests as them. Furthermore, while we intend to maintain separate and distinct records for each Series and account for them separately and otherwise meet the requirements of the LLC Act, it is possible a court could conclude that the methods used did not satisfy Section 18-215(b) of the LLC Act and thus potentially expose the assets of a Series to the liabilities of another Series. The consequence of this is that Investors may have to bear higher than anticipated expenses which would adversely affect the value of their membership interests or the likelihood of any distributions being made by a particular Series to its Investors. In addition, we are not aware of any court case that has tested the limitations on inter-series liability provided by Section 18-215(b) in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one Series should be applied to meet the liabilities of the other Series or the liabilities of the Company generally where the assets of such other Series or of the Company generally are insufficient to meet our liabilities.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Company Overview

Smart Vylon, LLC, a Delaware series limited liability company, was formed to facilitate private investment in four residential condominium units, each of which will be owned by Nectar Series. Each Series may hold the specific property either directly or in a wholly-owned subsidiary which will be an entity with limited liability. Since forming the Company, we have been engaged primarily in negotiations to acquire the Property, which will be held by Nectar Series, and developing the financial, offering and other materials to begin the Offering.

As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law. The Company's core business will be the identification, acquisition, marketing and management of residential real estate properties for the benefit of the Investors.

The Property and the Units

Nectar Series intends to use the net proceeds of this Offering to purchase the Units: four (4) luxury 2-bed, 2-bath condominiums. The Units will be part of a fifteen-unit condominium building located at Calle Asteroides Oriente SM000 Manzana 056, Lote 009 Region 004, Tulum Quintana Roo (the "*Property*"), and are expected to be constructed and operational in the second quarter of 2021. Located in the heart of Tulum and within minutes of beaches, Mayan ruins and shopping, the Units will be marketed as short term rental properties for vacationers and travelers looking to experience the city's beautiful attractions.

The approximate purchase price of each Unit is expected to be as follows:

Unit Number	Unit Type	Sales Price	SQ FT	Price Per SQ FT*	Furnishing / Closing Costs	Total Costs
002	2 Bedrooms; 2 Bath	$205,000	645	$318.00	$35,000	$240,000
101	2 Bedrooms; 2 Bath	$210,000	645	$326.00	$35,000	$245,000
102	2 Bedrooms; 2 Bath	$210,000	645	$326.00	$35,000	$245,000
203	2 Bedrooms; 2 Bath	$215,000	645	$333.00	$35,000	$250,000
					$140,000	980,000
	TOTAL	**$840,000**				

* Rounded to the nearest whole dollar.

The Property will feature a 3-story residential condominium building designed by Fabila Architects to include biophilic elements and culturally significant artistic designs to enable guests to interact with art and nature during their stay. We plan for the property manager to provide certain guest accommodations, including room service and cleaning. The Property will also be equipped with luxury amenities such as a roof top garden, an infinity pool, and a concierge. We believe the Property will garner significant interest from guests who wish to experience the culture of Tulum without sacrificing these convenient and desirable amenities. We expect to market the Units as short-term rentals and may rely on short-term rental websites such as those operated by AirBnB and VRBO to achieve maximum occupancy rates.

Investment Strategy and Goals

Our investment strategy is to acquire, manage, lease and eventually sell the Units. Our investment goals are to realize growth in the value of our real property investments and to grow net cash from operations so more cash is available for distributions to investors. Although we it is also our goal to protect the capital contributions of our investors, we cannot assure you that we will attain these objectives or that the value of our assets will not decrease.

Managerial Operations

Pursuant to the terms of our Operating Agreement, the Manager will provide certain management and advisory services to us and to each of our Series and their subsidiaries, as well as a management team and appropriate support personnel. The Manager is wholly owned by our Chief Executive Officer. For more information, see the section of this Form C titled " *Officers.*"

Management Fee

The Manager will not collect a fee from Nectar Series for acquiring, managing, or disposing of the Units but Kaab Tulum S.A. de C.V., an entity owned by the Chief Executive Officer of our Manager, will receive most of the proceeds raised in this Offering in exchange for selling one or more of the Units to Nectar Series. The Manager expects Kaab Tulum S.A. de C.V. will receive approximately 12-15% of the sales price of each Unit as a fee for developing and selling the Units to Nectar Series. For more information, see *Conflicts of Interest*.

Investment Decisions and Asset Management

The Manager will have discretion with respect to the selection of specific investments and the purchase and sale of our assets. We believe that successful real estate investment requires the implementation of strategies that permit favorable purchases, effective asset management and timely disposition of those assets. As such, we have developed a disciplined investment approach that combines the experience of the Manager with a structure that emphasizes thorough market research, stringent underwriting standards and an extensive down-side analysis of the risks of each investment. The approach also includes active and aggressive management of each asset acquired. To execute our disciplined investment approach, the Manager will take responsibility for the business plan of each investment.

The Manager has the power to manage all decisions of Nectar Series and to bind Nectar Series and the Company. The Manager has broad power and authority to make all managerial decisions, including, but not limited to, decisions:

- to acquire the Nectar Series Properties, to execute any lease or sublease, amendments, modifications or extensions thereof on behalf of the Company, and to take such other actions and to enter into such other agreements as may be necessary or appropriate in connection with managing the Nectar Series Properties;

- to cause or approve a sale, transfer or other disposition of the Nectar Series Properties;

- to employ agents, employees, managers, accountants, attorneys, consultants and other Persons necessary or appropriate to carry out the Business, and to pay fees, expenses, salaries, wages and other compensation to such Persons, including, without limitation, to employ the Manager or an affiliate thereof as Property Manager and to pay the Manager or its affiliate the Property Management Fee;

- to extend, renew, modify, adjust, submit to arbitration, prosecute, defend or compromise, upon such terms as it may determine and upon such evidence as it may deem sufficient, any obligation, suit, liability, cause of action or claim, including taxes, either in favor of or against the Nectar Series or the Company;

- to establish and maintain reasonable reserves for such purposes and in such amounts as it deems appropriate from time to time and to increase, reduce or eliminate reserves as it deems appropriate from time to time in anticipation of expected tax payments, capital expenses or operating expenses;

- to invest all funds not immediately needed in the operation of the business in FDIC insured deposit accounts;

- to cause the Nectar Series to make or revoke any elections under the Code, including, without limitation, elections pursuant to Section 754 of the Code;

- to cause the Nectar Series or the Company to enter into a property management agreement;

- to deal with, or otherwise engage in business with, or provide services to and receive compensation from, any Person (including, without limitation, Affiliates of the Manager) who has provided or may in the future provide any services to, lend money to, sell property to or purchase property from the Manager;

- to take any action required by or permitted under the purchase agreement executed to acquire the Nectar Series Properties or the transactions contemplated thereby;

- to declare and make distributions to the Investors in accordance with the terms of the Operating Agreement;

- to perform any and all other acts or activities customary or incident to managing the Nectar Series Properties; and

- to enter into any agreement or commitment binding upon Nectar Series or the Company.

Term and Removal of Manager

The Manager shall serve Nectar Series until its dissolution unless earlier removed by the Members. The Manager may be removed or replaced if a "Manager Material Default" occurs with respect to Nectar Series and fifty-one percent (51%) of the Members of such Series elect to remove the Manager, which removal shall be effective upon the Manager's receipt of written notice of such removal from such Members. Upon the removal of the Manager, the Members of Nectar Series shall select a new manager of Nectar Series.

Market

Tulum is a city in the state of Quintana Roo and considered one of the most popular cities for tourism in the Mexican Republic and all of Latin America. Tulum is a premier destination for travelers and features white sandy beaches, beautiful clear waters, vibrant beach clubs and restaurants, ancient Mayan ruins and a host of other activities. Quintana Roo has experienced a rise in its real estate prices, with a percentage change of 2% from August 2018 to September 2019.[1] During the same period, Tulum's real estate prices increased an average of 10% in the same period.[2]

The Property is designed for travelers seeking to immerse themselves in the local culture and lifestyle of Tulum while enjoying a luxuriously designed space. Thanks to a partnership among renowned international and local artists, such as Marco Pichardo and Emmanuel Silva, we expect Asteroides Street and its surroundings to be splashed with color transforming this area into an outdoor museum and making art accessible for all its visitors.

Unit Sales History

Although the Property is under construction as of the date of this Offering Statement, seven of the fifteen condominium units that will be built have been sold for approximately $210,000 each.[3] The units sold consist of 2 bedrooms and 2 bathrooms.

Comparable Building Sales

The following condominium units in close proximity and of similar quality to the Nectar Series Properties have been sold or are for sale for the prices below. The average price per square foot of Nectar Series properties is $390.

DEVELOPMENT	SALES PRICE ($USD)	SQFT	PRICE PER SQFT
CENTRAL PARK TULUM	$186,463	452	$412.52
LA VELETA	$190,069	462	$411.40
VIRTUAL REALITY	$739,616	1829	$404
BAHÍA TANKHA	681,464	1,722	$395
CENTRAL PARK	$180,526	462	$390
SELVA &CO	$1,000,000	2540	$393
HOLISTIKA	$168,094.70	559	$300
ESTUDIO TUK	$130,000	387	$335

Property History

The land on which the Property is being constructed was acquired by KAAB TULUM S.A.P.I. DE C.V., which executed a contract with a property developer in May 2018.

Sources & Uses

Nectar Series has no debt and will use the net proceeds of this offering, less expenses of the offering and organizational expenses, to purchase the Nectar Series Properties.

Property Manager

---

[3] The sales prices of these properties have been converted from Pesos to U.S. dollars and rounded to nearest thousandth dollar.

The Manager expects to appoint a property manager to manage the Units on a discretionary basis and will enter into a property management agreement with such property manager. Pursuant to the terms of such property management agreement, Nectar Series will pay the Property Manager an annual fee for managing the Units.

Acquisition of the Units

Nectar Series expects to acquire the Units pursuant to a purchase and sale agreement executed on October 5, 2020 by Smart Vylon, LLC and Kaab Tulum S.A.P.I de C.V., a Mexican company of limited liability (the "***Property Owner")*** within a reasonable time following the Closing of this Offering. On October 28, 2020, Smart Vylon, LLC, the Property Owner, and Nectar Series executed a novation agreement, pursuant to which Nectar Series received the right to purchase the Units and agreed to be bound by the terms and conditions of the purchase and sale agreement in place of Smart Vylon, LLC. As a result of executing such novation agreement, Smart Vylon, LLC owns no right, title, or interest in the Units and has no rights or obligations under the purchase and sale agreement.

Under the terms of the purchase and sale agreement, Nectar Series has the right to purchase up to four (4) of the Units for a total sum of $980,000. If less than the Maximum Offering Amount is raised, Nectar Series may purchaser fewer than four Units. The Units will be transferred to Nectar Series or to a trustee chosen by Nectar Series without encumbrances or indebtedness. Nectar Series and Property Owner agree the Units will be transferred to Nectar Series or to a trust for the benefit of Nectar Series on or before March 21, 2021 (the "***Transfer Date***"), or such other date as agreed to by the Property Owner and Nectar Series.

Under the purchase and sale agreement, the parties may terminate the purchase and sale agreement without responsibility to the other party under the following conditions.

(a)   Nectar Series may terminate the purchase and sale agreement if the Property Owner:

- fails to surrender the real estate to Nectar Series in the minimum and essential conditions of habitability and hygiene so as to be inhabited and enjoyed in the term and under the conditions as in this agreement on or before the Transfer Date;

- fails to surrender any documents as required to obtain all necessary licenses and permits to operate the property for the purposes described herein on or before the Transfer Date; provided, that it was required to so provide;

- fails to make payment for contributions and considerations on the real estate subject matter hereof for any services - including associated maintenance fees - prior to notarization of the final purchase-sale agreement;

- the Units or Property should not have the infrastructure for proper supply and operation of basic utilities - water, energy, drainage, and gas - for use and utilization thereof;

- the Units or Property is encumbered, mortgaged, leased, or transferred to a third party, without notice to Nectar Series; or

- the mortgage encumbering the real estate subject matter hereof is not canceled on or before the Transfer Date.

(b)   The Property Owner may terminate the purchase and sale agreement if Nectar Series:

- fails to pay for one or more of the Units;

- delivered false or altered information or documentation to the Property Owner, which Property Owner relied on causing it material harm;

- promises to sell or commit by any means ownership of the Units, without the prior authorization in writing by the Property Owner, or without subjecting to the conditions set thereby;

- determines that prior to the notarization of the final agreement, the Property Owner failed to maintain the real estate in good condition and prevent it from suffering deterioration additional to that arising from normal use, and performs therein or thereon any modifications, works altering, compromising, or modifying the structure of the jointly owned property regime, or fails to observe that set forth in the rules of the jointly owned property regime governing the building;

- declares bankruptcy or insolvency - whether by a ruling of a competent judge or by facts so presuming, and which compromise payment of the purchase price;

- fails to obtain any licenses, permits, or authorizations as appropriate for acquisition of the apartment subject matter hereof, or setup of the trust whereto the real estate subject matter hereof should be contributed with; by virtue of the status as foreigner it holds to this date; or

- fails to fulfill any obligations required of it, which have become impossible to perform.

Property Operations and Holding Period

Nectar Series intends to rent the Units on a short-term basis. The asking rent for each Unit will be approximately $160 per night for each 2-bedroom Units and $95 per night for each 1-bedroom Unit, which is consistent with other one-short-term rental rates of other condominiums that makeup the Property. The Manager anticipates that property operating expenses, which include real estate taxes, property management fees, property insurance and repairs and maintenance costs, will be in the range of $800 USD for each apartment per month. This estimate is based on the Manager's due diligence calculations. Nectar Series intends to hold the Units for 3 years during which time, it will operate the Units as rental properties. During this period, Nectar Series intends to distribute any Free Cash Flow (as defined below) to its Members in accordance with their ownership of the Nectar Series Interests. The determination of when to sell the Units will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the Units is anticipated to appreciate or decline substantially, and how any existing conditions may impact the sales price we may realize. The Manager may determine that it is in the best interests of Members to sell the Property before or after expected 3-year holding period.

Each Series of the Company will be responsible for the following costs and expenses attributable to the activities of the Company related to such Series (we refer to these as "*Operating Expenses*"):

- any and all fees, costs and expenses incurred in connection with the management of a Series Property, including income taxes, marketing, security and maintenance;

- any fees, costs and expenses incurred in connection with preparing any reports and accounts of each Series, including any blue sky filings required in order for a Series to be made available to investors in certain states and any annual audit of the accounts of such Series (if applicable) and any reports to be filed with the SEC including periodic reports on Forms C-AR, 1-K, 1-SA and 1-U;

- any and all insurance premiums or expenses, including directors and officers insurance of the directors and officers of the Manager in connection with the Series Property;

- any withholding or transfer taxes imposed on the Company or a Series or any of the Members as a result of its or their earnings, investments or withdrawals;

- any governmental fees imposed on the capital of the Company or a Series or incurred in connection with compliance with applicable regulatory requirements;

- any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company, a Series or a property manager in connection with the affairs of the Company or a Series;

- the fees and expenses of any administrator, if any, engaged to provide administrative services to the Company or a Series;

- any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Manager in connection with a Series;

- the cost of the audit of the Company's annual financial statements and the preparation of its tax returns and circulation of reports to Investors;

- the cost of any audit of a Series annual financial statements, the fees, costs and expenses incurred in connection with making of any tax filings on behalf of a Series and circulation of reports to members of such Series;

- any indemnification payments to be made pursuant to the requirements of the Operating Agreement;

- the fees and expenses of the Company's or a Series' counsel in connection with advice directly relating to the Company's or a Series' legal affairs;

- the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Manager in connection with the operations of the Company or a Series; and

- any similar expenses that may be determined to be Operating Expenses, as determined by the Manager in its reasonable discretion.

The Manager will bear its own expenses of an ordinary nature, including, all costs and expenses on account of rent, supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures.

If the Operating Expenses exceed the amount of revenues generated from a Series Property (as defined in the Operating Agreement) and cannot be covered by any Operating Expense reserves on the balance sheet of such Series Property, the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the applicable Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by such Series Property (which we refer to as "***Operating Expenses Reimbursement Obligation(s)***)", and/or (c) cause additional Nectar Series Interests to be issued in the such Series in order to cover such additional amounts.

Leverage

Neither the Company nor Nectar Series has incurred or intends to incur any debt to acquire the Property as of the date of this Form C.

Development Partners

The Property is being developed by EC Architects, a Mexico-based architectural firm company dedicated to generating industrial architecture for the human being and the industry that inhabits it, thus achieving a balance between the spiritual and the material.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of Mexico and U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Investment Company Act Disclaimer

We intend to conduct our operations so that neither we, nor our Manager or any of our series, are required to register as an investment company under the Investment Company Act of 1940 (the "***Investment Company Act***") or the Investment Advisers Act of 1940 (the "***Advisers Act***"). Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding forty percent (40%) of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the forty percent (40%) test. Excluded from the term "investment securities," among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	4%	$12,000	4%	$42,800
Purchase of Nectar Series Properties	8.3%	$250,000	91.6%	$980,000
Operating Capital	12.7%	$38,000	4.4%	$47,200
Total	**100%**	**$300,000**	**100%**	**$1,070,000**

Nectar Series intends to use a portion of the net proceeds of this Offering to purchase the Units, which comprise a fifteen-unit condominium building expected to be constructed and operational in the second quarter of 2021. Nectar Series estimates the total purchase price for all four of the Units to be $980,000, approximately $140,000 of which will be used to pay for closing costs and furnishing costs expected to be incurred to prepare each Unit for leasing. If the Maximum Amount is raised, the remaining $90,000 will be used as operating capital and to pay for the expenses of this Offering. Nectar Series will purchase as many Units as can be purchased with the proceeds of the Offering, less the operating capital required to pay for the expenses of the offering and other general operating expenses of Nectar Series, so long as the Target Offering is met.

The Manager has discretion to alter the use of proceeds set forth above to adhere to Nectar Series' business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements. Additionally, the Manager is unable to precisely predict the total offering expenses, which will be paid using the operating capital of Nectar Series.

Nectar Series will be responsible for reimbursing the Manager, or its affiliates, for the expenses of the financial and legal service providers and escrow related fees, all of which were incurred in preparation of this Offering and were due in advance of the closing of the campaign.

OFFICERS

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Office Held at the Manager
Victor Hugo Rosales Aranda	Chief Executive Officer
Olga Lidia Aranda Salas	Chief Operating Officer

Biographical Information

Victor Hugo Rosales Aranda Victor Aranda is a real estate investment manager and entrepreneur dedicated to developing residential properties and apartment complexes with sustainable features. He has served as the Chief Executive Officer of Smart Vylon, LLC since its inception in 2019. For the past ten years, Mr. Aranda has been involved in the development over $500 million in real estate properties. Prior to serving as the CEO, he co-founded Zima Smart Equity, a private real estate investment company to fund the construction of residential apartment buildings in Mexico. In 2017, Mr. Aranda co-founded Yavo Capital, a Mexico-based financial institution focused on providing financing to residential real estate development projects. Since 2016, Mr. Aranda has served as the chairman of Vivendum, a real estate development company focused on developing up-scale residential apartment complexes in Mexico. Mr. Aranda also co-founded a construction consortium in 2010 and continues to be instrumental in the company's growth to this day. Since its inception the group has built and sold more than 1,000 homes in residential apartment buildings in Mexico City and the Riviera Maya, all of which are eco-friendly and promote art and social inclusion. With more than 40 projects developed and 29 in process, the group's development portfolio for the next 5 years is estimated to be valued at $507 million dollars with an expected revenue of $602 million dollars. Mr. Aranda studied Management in International Business at Universidad Iberoamericana 2009-2013.

Olga Lidia Aranda Salas

Ms. Aranda has served as the Chief Operating Officer of Smart Vylon, LLC since its inception. Prior to holding this position, she founded and, served as the managing director for the past ten years at, Arthuman Direccionando Talentos, a consulting company dedicated to recruiting and training executive personnel in a variety of industries. Ms. Salas also spent 15 years as the manager of business development for Manpower, a leading recruitment firm in Mexico. Ms. Salas co-founded Community Citroz, a co-working center in México CityMexico. Ms. Aranda oversees management of Zima Smart Equity and handles day to day operations.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company does not currently have any employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company has authorized 10,700 Nectar Series Interests, none of which are outstanding. At the closing of this Offering, assuming only the Target Offering Amount is sold, 3,000 Nectar Series Interests will be issued and outstanding.

Outstanding Membership Interests

As of the date of this Form C, the Company has no outstanding Nectar Series Interests.

Outstanding Debt

As of the date of this Form C, the Company has no outstanding debt.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Operations

The Company's predecessor was formed as a Delaware corporation in December 2019 and converted to a Delaware limited liability company in April 2020. Since their inception, the Company and Nectar Series has had minimal operations and has primarily been engaged in developing the financial, offering and other materials to begin fundraising for this Offering. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced.

Revenues will be generated at the series level. As of the date of this Form C, Nectar Series has not generated any revenues. Nectar Series and is not expected to generate any revenues until 2021. We have not incurred any Operating Expenses for the period since inception through the date of this Offering. Each Series will be responsible for its own Operating Expenses beginning on the closing date of the Offering of such Series.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of September 14, 2020 (Inception), the Company had no cash on hand.

As of October 19, 2020, the Company had no cash or cash equivalents, leaving the Company unable to operate if it does not raise the Target Amount.

Liquidity and Capital Resources

The proceeds from the Offering are essential to the Company's operations. the Company intends to use the proceeds immediately as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy. The Company currently does not have any, and does not anticipate having any, additional outside sources of capital for the business operations described herein other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company intends to make capital expenditures following the closing of this Offering as set forth above under the section titled "*Use of Proceeds*".

Valuation

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Previous Offerings of Securities

The Company issued 100 of its membership interests to the Manager on September 29, 2020, but neither the Company nor Nectar Series has offered or sold any other securities prior to this Offering.

CONFLICTS OF INTEREST

From time to time the Company and Nectar Series may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Specifically, the Property Owner is wholly-owned by our Chief Executive Officer, and will receive the net proceeds raised in this Offering following Smart Vylon, LLC's execution of a purchase and sale agreement for one or more of the Units.

Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company and Nectar Series, respectively, have conducted the following transactions with related persons:

- The Company executed a purchase and sale agreement for the Units on October 5, 2020 with Vylon Balance Solutions S.A.P.I. de C.V., a limited liability company organized under the laws of Mexico and wholly owned by Victor Hugo Rosales Aranda.

- The Company executed a novation agreement with Nectar Series on October 20, 2020.

Fees Paid to the Manager

Typically, managers of real estate investments charge (i) a management fee calculated as a percentage of the fair market value of the properties managed, (ii) an acquisition fee calculated as a percentage of the purchase price of the property, and (iii) a disposition fee calculated as a percentage of the sale price of the property. The Manager will not receive a fee for acquiring, managing, or disposing of the Units, but the Property Owner, which is owned by the Chief Executive Officer of the Manager, will receive a portion of the net proceeds from this Offering in exchange for selling one or more of the Units to Nectar Series.

The total approximate cost of purchasing and developing the entire Property is $2,000,000. The sales price for each Unit shall not be more than the sales price listed under the section of this Form C titled "*The Property and the Units*."

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $300,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of membership interests in Nectar Series ("**Nectar Series**"), a series of the Company (the "**Nectar Series Interests**" or "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by March 15, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100, which is subject to adjustment in the Company's sole discretion.

The Securities

The Securities offered herein are membership interests in the Nectar Series and represent only a right to the assets of the Nectar Series. The Securities do not represent a right to assets of the Company, the Manager, or any other series now or later formed by the Company. The Nectar Series Interests purchased and held by each person who becomes a Member of Nectar Series may be expressed as a number of units or a percentage of each such Member's ownership of the Nectar Series Interests.

Series LLC Organization

The Company is a series limited liability company formed pursuant to Section 18-215 of the LLC Act. The purchase of membership interests in a Series of the Company is an investment only in that particular Series and not an investment in the Company as a whole. In accordance with the LLC Act, each Series is, and any other Series if issuing membership interests in the future will be, a separate series of the Company and not in a separate legal entity. The Company has not issued, and does not intend to issue, any class of any Series membership interests entitled to any preemptive, preferential or other rights that are not otherwise available to the Investors purchasing Nectar Series Interests in connection with any Offering.

Subject to the provisions of the Operating Agreement, the Manager can cause the Company to establish one or more Series of the Company through the creation of a written series designation (a "Series Designation") for each new Series. A Series Designation relates solely to the Series established thereby and shall not be construed: (i) to affect the terms and conditions of any other Series, or (ii) to designate, fix or determine the rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of membership interests associated with any other Series, or the Members associated therewith. The terms and conditions for each Series are as set forth in the Operating Agreement and in the Series Designation, as applicable. Upon approval of any Series Designation by the Manager, the Series Designation is attached to the Operating Agreement as an Exhibit. The Series Designation establishing a Series may: (i) specify a name or names under which the business and affairs of such Series may be conducted; (ii) designate, fix and determine the relative rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of the membership interests of such Series and the members associated therewith (to the extent such terms differ from those set forth in the Operating Agreement); and (iii) designate or authorize the designation of specific officers to be associated with such Series. The Series Designation for Nectar Series is attached to the Operating Agreement.

Title to the properties purchased by each Series may be held by, or for the benefit of, the applicable Series of the Company through a Delaware limited liability company which will be a wholly-owned subsidiary of the applicable Series. We intend for Nectar Series to own only the Units. New Series will be formed and will issue their own membership interests for future properties. An Investor who invests in an Offering of a Series will not have any indirect interest in any properties or assets of any other Series unless the Investor also participates in a separate series offering associated with that such property.

Section 18-215(b) of the LLC Act provides that, if certain conditions are met (including that certain provisions are in the formation and governing documents of the series limited liability company, and upon the closing of an offering for a Series, the records maintained for any such Series account for the assets associated with such Series separately from the assets of the limited liability company, or any other Series), then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series shall be enforceable only against the assets of such Series and not against the assets of the limited liability company generally or any other Series. Accordingly, the Company expects the Manager to maintain separate, distinct record, and bank accounts, for each Series and its associated assets and liabilities. As such, the assets of a Series include only the property associated with that Series and other related assets (e.g., cash reserves). As noted in the "Risk Factors" section, the limitations on inter-series liability provided by Section 18-215(b) have never been tested in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one Series should be applied to meet the liabilities of the other Series or the liabilities of the Company generally where the assets of such other Series or of the Company generally are insufficient to meet the Company's liabilities.

Section 18-215(c) of the LLC Act provides that a Series established in accordance with Section 18-215(b) may carry on any lawful business, purpose or activity, other than the business of banking, and has the power and capacity to, in its own name, contract, hold title to assets (including real, personal and intangible property), grant liens and security interests, and sue and be sued. The Company intends for each Series to conduct its business and enter into contracts in its own name to the extent such activities are undertaken with respect to a particular Series and title to the relevant Property will be held by, or for the benefit of, the relevant Series.

All of the Series membership interests offered by this Form C will be duly authorized and validly issued. Upon payment in full of the consideration payable with respect to the Series membership interests, as determined by the Manager, the holders of such Series membership interests will not be liable to the Company to make any additional capital contributions with respect to such Series membership interests (except for the return of distributions under certain circumstances as required by Sections 18-215, 18-607 and 18-804 of the LLC Act). Holders of Series membership interests have no conversion, exchange, sinking fund, redemption or appraisal rights, no pre-emptive rights to subscribe for any membership interests and no preferential rights to distributions.

Purchase Procedures

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and will provide notice of such closing to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via electronic certificate/PDF in exchange for their investment as soon as practicable thereafter.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

We request that you please review this Form C and the Subscription Agreement attached as <u>Exhibit C</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Distributions

The Manager has sole discretion in determining what distributions of Free Cash Flow, if any, are made to Members except as otherwise limited by law or the Operating Agreement. "**Free Cash Flow**" consists of the net income (as determined under GAAP) generated by such series plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the Property related to such Series. The Manager may maintain Free Cash Flow funds in a deposit account or an investment account for the benefit of the series. The Company expects the Manager to make distributions of any Free Cash Flow on a semi-annual basis as set forth below. However, the Manager may change the timing of distributions or determine that no distributions shall be made in its sole discretion.

Although the Manager intends to make distributions semi-annually, it may, in its sole discretion, at any time and from time to time, declare, make and pay distributions of cash to the Members of any Series. Subject to the terms of any Series Designation (including, without limitation, the Preferential Rights, if any, of holders of any other class of membership interests of any Series), distributions shall be paid to the holders of the membership interests of any Series on an equal per-interest basis as of the Record Date selected by the Manager. Notwithstanding any provision to the contrary contained in this Agreement, neither the Company nor any Series shall be required to make a distribution to any Member on account of its interest in the Company or a Series if such distribution would violate the Delaware Act or other applicable law.

Dissolution

The Company shall dissolve, and its affairs shall be wound up, upon (i) an election to dissolve the Company by the Manager; (ii) the sale, exchange or other disposition of all or substantially all of the assets and properties of all Series (which shall include the obsolesce of a Series Property) and the subsequent election to dissolve the Company by the Manager; (iii) the entry of a decree of judicial dissolution of the Company pursuant to the provisions of the Delaware Act; (iv) at any time that there are no Members of the Company, unless the business of the Company is continued in accordance with the Delaware Act. Nectar Series shall terminate, and its affairs shall be wound up, upon: (i) the dissolution of the Company; (ii) the sale, exchange or other disposition of all or substantially all of the assets and properties of Nectar Series and the subsequent election to dissolve the Company by the Manager; (iii) an election to terminate the Series by the Manager; or (iv) at any time that there are no Members of Nectar Series, unless the business of Nectar Series is continued in accordance with the Delaware Act. Each Series shall be responsible for all costs and expenses incidental to the termination and winding up of such Series and its share of the costs and expenses incidental to the termination and winding up of the Company as allocated to it in accordance with the Operating Agreement.

Voting and Control

The Manager is not required to hold an annual meeting of Members. The Members owning membership interests in any Series shall have the voting rights, if any, as set forth in each Series Designation. The Nectar Series Designation offers extremely limited voting rights. Specifically, it entitles the Record Holders to one vote per membership interest on any and all matters submitted to the consent or approval of the Members of Nectar Series.

The affirmative vote of the holders of not less than a majority of the Nectar Series Interests then outstanding shall be required for: (a) any amendment to the Operating Agreement (including the Nectar Series Designation) that would adversely change the rights of the Nectar Series Interests; (b) mergers, consolidations or conversions of the Nectar Series, but not the Company; and (c) all such other matters as the Manager, determines shall require the approval of the holders of the outstanding Nectar Series Interests voting as a separate class.

Additionally, upon a "Manager Material Default" as defined in the Operating Agreement, fifty-one percent (51%) of the Members of such Series may elect to remove the Managing Member

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

The Nectar Series Interests are subject to restrictions on transferability. An Interest Holder may not transfer, assign or pledge its Nectar Series Interests without the consent of the Manager. The Manager may withhold consent in its sole discretion. Additionally, a Transfer shall be void or will be prohibited if it has or may:

- o result in the Company or any Series directly or indirectly exceeding the 99-investor limit provided by Section 3(c)(1) of the Investment Company Act, if applicable;

- o cause all or any portion of the assets of the Company or any Series to constitute plan assets for purposes of ERISA;

- o cause the Company, or a Series, to become subject to the Investment Company Act of 1940 or the Manager to become subject to the Investment Advisers Act of 1940;

- o subject the Company, the Series, the Manager or any of their respective Affiliates to additional regulatory or governmental reporting or compliance requirements from which the Company was exempt as of the date of formation;

- o cause the Company to be disqualified as a limited liability company;

- o subject the Company, any Series, the Manager or any of their respective Affiliates to any tax to which it would not otherwise be subject;

- o require registration of the Company, any Series or any membership interests under any securities laws of the United States of America, any state thereof or any other jurisdiction;

- o violate or be inconsistent with any representation or warranty made by the transferring Member; or

- o may adversely affect the Company or a Series as determined by the Manager in its sole discretion.

Notwithstanding the foregoing, any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

Power of Attorney

The Investor will be admitted as a member of the Company and will be bound by the provisions of, and deemed to be a party to, the Operating Agreement and the Nectar Series Designation. Each Investor will also be required to execute a power of attorney, which grants to the Manager a power of attorney to, among other things, execute and file documents required for the Company's qualification, continuance, or dissolution. The power of attorney also grants the Manager the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, the Operating Agreement and the Nectar Series Designation.

Redemption

The Nectar Series Interests are not redeemable.

Liquidation Rights

The Operating Agreement provides that the Company shall remain in existence until the earlier of the following: (i) the election of the Manager to dissolve it; (ii) the sale, exchange or other disposition of substantially all of the assets of the Company; (iii) the entry of a decree of judicial dissolution of the Company; (iv) at any time that the Company no longer has any members, unless the business is continued in accordance with the LLC Act. Under no circumstances may the Company be wound up in accordance with Section 18-801(a)(3) of the LLC Act (i.e., the vote of members who hold more than two-thirds of the Interests in the profits of the Company).

A Series shall remain in existence until the earlier of the following: (i) the dissolution of the Company, (ii) the election of the Manager to dissolve such Series; (iii) the sale, exchange or other disposition of substantially all of the assets of the Series; or (iv) at any time that the Series no longer has any members, unless the business is continued in accordance with the LLC Act. Under no circumstances may a Series be wound up in accordance with Section 18- 801(a)(3) of the LLC Act (i.e., the vote of members holding more than two-thirds of the Interests in the profits of the Series).

COMMISSION AND FEES

At the conclusion of the Offering, Smart Vylon, LLC shall pay a fee of four percent (4%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the Securities sold in the offering

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, aswell as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

By :VYLON BALANCE SOLUTIONS, LLC

/s/Victor Hugo Rosales
_____
(Signature)

Victor Hugo Rosales
_____
(Name)

SOLE MEMBER OF VYLON BALANCE SOLUTIONS LLC, ITS MANAGER
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

By: VYLON BALANCE SOLUTIONS, LLC

/s/Victor Hugo Rosales
_____
(Signature)

Victor Hugo Rosales
_____
(Name)

SOLE MEMBER OF VYLON BALANCE SOLUTIONS LLC, ITS MANAGER
(Title)

November 3rd, 2020
_____
(Date)

/s/
_____
(Signature)

_____
(Name)

_____
(Title)

_____
(Date)

/s/_____
(Signature)

(Name)

(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

NECTAR SERIES, A SERIES OF SMART VYLON, LLC

Unaudited Financial Statements for the

Period September 14, 2020 (Inception) through September 14, 2020

NECTAR SERIES, A SERIES OF SMART VYLON, LLC
BALANCE SHEET
For Period September 14, 2020 (Inception) Through September 14, 2020
(Unaudited)

ASSETS

Current Assets
   Cash and cash equivalents $ 0

Total Assets $ 0

LIABILITIES AND MEMBERS' CAPITAL

Total Liabilities $ 0

MEMBERS' CAPITAL

  Members' equity 0
  Retained earnings 0

Total Members' Capital 0

Total Liabilities and Members' Capital $ 0

NECTAR SERIES, A SERIES OF SMART VYLON, LLC
STATEMENT OF OPERATIONS
For Period September 14, 2020 (Inception) Through September 14, 2020
(Unaudited)

Revenues $ 0

Operating expenses 0

Net Income $ 0

NECTAR SERIES, A SERIES OF SMART VYLON, LLC
STATEMENT OF MEMBERS' CAPITAL
For Period September 14, 2020 (Inception) Through September 14, 2020
(Unaudited)

	Members' Equity	Retained Earnings	Total Members' Capital
Balance as of September 14, 2020 (Inception)	$ 0	$ 0	$ 0

NECTAR SERIES, A SERIES OF SMART VYLON, LLC
STATEMENT OF CASH FLOWS
For Period September 14, 2020 (Inception) Through September 14, 2020
(Unaudited)

Cash Flows from Operating Activities		
Net Income (Loss)	$	0
Net cash used in operating activities		0
Cash Flows from Investing Activities		
Net cash used in investing activities		0
Cash Flows from Financing Activities		
Net cash provided by financing activities		0
Net change in cash and cash equivalents		0
Cash and cash equivalents at beginning of period		0
Cash and cash equivalents at end of period	$	0

NECTAR SERIES, A SERIES OF SMART VYLON, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF SEPTEMBER 14, 2020 (INCEPTION)

NOTE 1 – NATURE OF OPERATIONS

Nectar Series, a Series of Smart Vylon, LLC (the "Company") was organized as a limited liability company and series of Smart Vylon, LLC on September 14, 2020. Smart Vylon, LLC, a Delaware series limited liability company, was converted in April 2020 from a Delaware corporation that was originally incorporated on Decmeber 17, 2019 to a series limited liability company to facilitate private investments in specific real estate properties in Mexico. Each series of Smart Vylon, LLC has its own manager, assets, and members that are separate from the managers, assets, and members from other series organized under Smart Vylon, LLC. The profits and losses of a particular series may be attributed only to the members associated with that series. The Company's headquarters are in Dover, Delaware. As of September 14, 2020 (Inception), the Company had not begun operations.

As of September 14, 2020 (Inception), the Company had no operating history and will likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of September 14, 2020 (Inception), the Company had no cash on hand.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for September 14, 2020 (Inception), as there were no fixed assets as of September 14, 2020 (Inception).

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. As of September 14, 2020 (Inception), the Company has not yet generated any revenue.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of September 14, 2020 (Inception), the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAXES

The Company will file its income tax return for the period ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – MEMBERS' CAPITAL

Members' Equity

Contributions to and distributions from the Company will be held on the balance sheet as members' equity. As of September 14, 2020 (Inception), no contributions or distributions have been made.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company has not begun operations as of September 14, 2020 (Inception). The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in interest purchase agreements. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended, in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 4% commission fee and 1% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through September 21, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.

 **Republic**

‹   **Back to edit mode**

Nectar Tulum

Luxury condo development that connects nature, vacation and art in Tulum, Mexico

PLAY

$0

Raised of minimum goal   i

0	**n/a**
Investors	Left to invest

Highlights

Brand new luxury condominium development in Tulum, Mexico.

Discount of almost 20% to comparable properties.

Will be operated as a vacation rental property using AirBnB and VRBO.

Amenities include a rooftop garden, an infinity pool and concierge.

Investor perks to qualify for free nights at the property!

Project

Nectar Tulum is a 15-unit luxury condominium development located in the heart of Tulum, Mexico.

The property was designed by EC Architects, a Mexico-based industrial architectural firm. They maintain a focus on each project's surroundings, thus achieving a balance between the spiritual and the material. Nectar Tulum was designed for visitors who wish to experience local culture and lifestyle in local style and while living amongst the locals.





Nectar Tulum is a luxury gated community, notable for its modern architectural design and high-quality finishes, set against the backdrop of the natural wonders of Tulum. Nectar Tulum feels magical, because living in Tulum is magical. It is the first development to integrate nature, vacation and... Read more

Units

Our company has agreed to acquire the following 4 units in Nectar Tulum.

UNIT NUMBER	UNIT TYPE	SALES PRICE	SQ FT	PRICE PER SQ FT
002	2 Bedrooms; 2 Bath	$205,000	645	$317.82
101	2 Bedrooms; 2 Bath	$210,000	645	$325.50
102	2 Bedrooms; 2 Bath	$210,000	645	$325.50
203	2 Bedrooms; 2 Bath	$215,000	645	$333.33
Total		$840,000	2,580	$325.58

The apartment layouts have been designed to enable a connection with Tulum's natural environment.



Plan of Operation

We plan to operate these units as short-term rentals using sites such as AirBnB and VRBO to maximize demand. We sacrificing on convenient location and desirable amenities.

Location

Tulum, Mexico

Tulum is the pre-eminent global destination for eco-tourism and sophisticated beach life.



Asteroides St., where the building is located, and the surrounding areas will be splashed with color, turning it into a walkable outdoor art museum accessible to all visitors.

Surrounded by the Mayan jungle, white sand beaches, crystal blue waters, lively beach clubs and renowned restaurants, visitors can enjoy activities as diverse as swimming in cenotes (underwater caves) and exploring ancient Mayan ruins. For all these reasons, Tulum has become a top global destination for travelers who are in the know, and one of the best places in the world to experience unforgettable sunrises and sunsets.



The development is set in the local... Read more

Offering

We are offering up to $1,070,000 in equity interests in the Nectar Series of Smart Vylon, LLC, the company that will own and operate the 4 units described above. In the event that we do not raise the maximum offering amount, we will acquire as many units as we can using the proceeds from the offering. Any excess capital will be returned to investors.

Financial Overview

We have agreed to acquire the 4 units for a total purchase price of $840,000. In addition to the purchase price, we estimate that there will be an additional $44,000 in expenses per unit including furnishings, closing costs, and preparing each of the units for rent.

USE OF FUNDS

Purchase of Units	$840,000
Furnishing & Closing Costs	$176,000
Republic Fees & Offering Costs	$54,000
Total Use of Funds	$1,070,000

Project Proforma

Upon closing of the acquisition of the 4 units (estimated Spring 2021), we intend to operate the units as short term vacation rentals.

OPERATING ESTIMATES

Average Daily Rate	$160
Occupancy	60%
RevPar	$96

Annual Revenue	$140,160
Operating Expenses	$38,400
Operating Income	$101,760
Annual Return	9.5%

Investor Returns

We intend to make distributions of cash flow [quarterly/annually] once the property is operating. Our plan is to hold the units for a period of 4 years at which point we intend to sell the units. We are estimating a total return to investors of 21.25% per year which includes dividends paid from operations and capital appreciation over the course of our holding period.

Property details

Name   **Nectar Tulum**

Deal terms

Minimum investment   ⓘ

$0

The smallest investment amount that Nectar Tulum is accepting.

Maximum investment   ⓘ

–

The largest investment amount that Nectar Tulum is accepting.

Security terms not yet defined.

Funding goal   ⓘ

–

Nectar Tulum needs to raise before the deadline. The maximum amount Nectar Tulum is willing to raise is .

Deadline   ⓘ

Deadline not set

Nectar Tulum needs to reach their minimum funding goal before the deadline . If they don't, all investments will be refunded.

Bonus perks

Invest	**Receive**
$500	$500 Credit for 1 free night at the property
$1,000	$1,000 Credit for 2 free nights at the property
$2,500	$2,500 Credit for 5 free nights at the property
$5,000	$5,000 Credit for 10 free nights at the property

About Smart Vylon

Legal Name	Smart Vylon LLC
Founded	Dec 2019
Form	Delaware LLC
Employees	2
Website	nectartulum.com
Social Media	
Headquarters	8 The Green, STE A, Dover, DE, United States

Smart Vylon Team

Everyone helping build Smart Vylon, not limited to employees

Victor Rosales Aranda
Chief Executive Officer

Olga Aranda Salas
Chief Operating Officer

FAQ

No FAQs have been added yet.

Risks

Risks have not been finalized yet.

EXHIBIT C

Form of Subscription Agreement

SMART VYLON, LLC
a Delaware series limited liability company

SUBSCRIPTION AGREEMENT

between

NECTAR SERIES
(A SERIES OF SMART VYLON, LLC)

and

SUBSCRIBER

SUBSCRIPTION BOOKLET

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE **"SECURITIES ACT"),** AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR COUNTRY. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES.

THIS OFFERING HAS NOT BEEN APPROVED BY THE MEXICAN NATIONAL SECURITIES

REGISTRY (THE "REGISTRO NACIONAL DE VALORES" OR THE "RNV") AND THE SECURITIES WILL NOT BE REGISTERED THEREWITH OR MAINTAINED BY THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (THE "COMISIÓN NACIONAL BANCARIA Y DE VALORES OR THE "CNBV"), AND MAY NOT BE OFFERED OR SOLD PUBLICLY IN MEXICO, EXCEPT THAT THE SECURITIES MAY BE OFFERED TO MEXICAN INVESTORS THAT QUALIFY AS INSTITUTIONAL OR ACCREDITED INVESTORS PURSUANT TO THE PRIVATE PLACEMENT EXEMPTION SET FORTH IN ARTICLE 8 OF THE MEXICAN SECURITIES MARKET LAW (LEY DEL MERCADO DE VALORES). THE ACQUISITION OF THE SECURITIES BY AN INVESTOR WHO IS A RESIDENT OF MEXICO WILL BE MADE UNDER SUCH INVESTOR'S OWN RESPONSIBILITY.

This Subscription Booklet contains a Subscription Agreement and other investor documents for use only in connection with the offering being made by Nectar Series, a series of Smart Vylon, LLC, a Delaware limited liability company to eligible investors pursuant to an offering memorandum, as it may be amended from time to time (the "*Offering Memorandum*") in compliance with Regulation CF. This Subscription Booklet must not be used if it is not accompanied by a copy of the Memorandum.

Table of Contents to Subscription Agreement Booklet

UPON DECIDING TO PURCHASE UNITS OF MEMBERSHIP INTERESTS IN THE COMPANY, PLEASE COMPLETE THE DOCUMENTS BELOW USING THE PORTAL MAINTAINED BY THE INTERMEDIARY HOSTING THE OFFERING:

SUBSCRIPTION AGREEMENT
OF
NECTAR SERIES

1.   **Subscription**. The undersigned (the "**Subscriber**"), intending to be legally bound, hereby irrevocably agrees to purchase from NECTAR SERIES, a series of SMART VYLON, LLC, a Delaware series limited liability company (the "**Company**"), the number of Interests in NECTAR SERIES (the "**Nectar Series Interests**") set forth herein at a purchase price of $100.00 per Nectar Series Interest for the aggregate purchase price set forth on the signature page hereto (the "**Subscription Amount**") on the terms and conditions of the Limited Liability Company Agreement governing the Company, as amended from time to time (the "**Operating Agreement**"), a copy of which the Subscriber has received and read. This subscription is submitted to Vylon Balance Solutions, LLC, the managing member of the Company and manager of Nectar Series (the "**Manager**") by the Subscriber in accordance with and subject to the terms and conditions described in this Subscription Agreement, relating to the Reg CF offering by the Company (the "**Offering**") of up to 10,700 Nectar Series Interests for maximum aggregate gross proceeds of $1,070,000 ("**Maximum Offering Amount**").

2.   **Closing**. The closing of the Offering (the **"Closing")** will occur on the Offering deadline listed in the Form C or, if the Manager decides otherwise, the earliest to occur of (i) the date subscriptions for the Maximum Offering Amount have been accepted or (ii) a date determined by the Manager in its sole discretion, provided that subscriptions for the Minimum Offering Amount have been accepted, *provided in either case* the Manager provides proper notice pursuant to Reg. CF Rule 304(b). If the Closing has not occurred, the Offering shall be terminated on (i) March 1, 2021, which date may be extended by the Manager in its sole discretion, or (ii) on any date on which the Manager elects to terminate the Offering in its sole discretion (the **"Termination Date").**

3.   **Payment**. Concurrent with the execution hereof, the Subscriber authorizes Prime Trust, LLC as escrow agent for the Company's Offering (the **"Escrow Agent"),** to request the Subscription Amount from the Subscriber. The Escrow Agent to maintain all such funds for the Subscriber's benefit in a segregated non-interest-bearing account until the earliest to occur of: (i) the Closing, (ii) the rejection of such subscription or (iii) the Termination Date.

4.   **Termination of Offering; Rejection of Subscriptions.**

4.1.   In the event that the Company does not affect the Closing on or before the Termination Date (as amended), the Escrow Agent will promptly refund the Subscription Amount paid by the Subscriber, without deduction, offset or interest accrued thereon and this Subscription Agreement shall thereafter be of no further force or effect.

4.2.   The Subscriber understands and agrees that the Manager, in its sole discretion, reserves the right to accept or reject this or any other subscription for Nectar Series Interests, in whole or in part, and for any reason or no reason, notwithstanding prior receipt by the Subscriber of notice of acceptance of this subscription. If the Manager rejects a subscription, either in whole or in part (which decision is in its sole discretion), the Company shall cause the Escrow Agent to return promptly the rejected Subscription Amount or the rejected portion thereof to the Subscriber without deduct ion, offset or interest accrued thereon. If this subscription is rejected in whole this Subscription Agreement shall thereafter be of no further force or effect. If this subscription is rejected in part, this Subscription Agreement will continue in full force and effect to the extent this subscription was accepted.

        5.   **<u>Acceptance of Subscription</u>.** The Company reserves the right, in its sole and absolute discretion, to accept or reject the Subscription in whole or in part. The valid execution of this Agreement shall be conditioned upon the following terms being met: (a) all subscriptions are subject to prior sale, withdrawal, modification or cancellation of the Offering by the Company; (b) no subscription will be valid unless and until accepted by the Company; (c) this Agreement will be deemed to be accepted by the Company only when it is signed by an authorized representative of the Company on behalf of the Company; and (d) notwithstanding anything in this Agreement to the contrary, the Company has no obligation to issue the Nectar Series Interests to any person to whom the issuance of the Nectar Series Interests would constitute a violation of any federal or state securities laws.

        6.   **<u>Representations and Warranties, Acknowledgments, and Agreements</u>**. The Subscriber hereby acknowledges, represents, warrants and agrees to and with the Company, Nectar Series and the Manager as follows:

        6.1.   The Subscriber is aware that an investment in the Nectar Series Interests involves a significant degree of risk, and has received and carefully read the Offering Memorandum and, in particular, the "Risk Factors" section therein. The Subscriber understands that the Company is subject to all the risks applicable to early-stage companies, whether or not set forth in such "Risk Factors". The Subscriber acknowledges that no representations or warranties have been made to it or to its advisors or representatives with respect to the business or prospects of the Company, Nectar Series, or their financial condition.

        6.2.   The offering and sale of the Nectar Series Interests has not been registered under the Securities Act of 1933, as amended (the **"Securities Act"),** or any state securities laws. The Subscriber understands that the offering and sale of the Nectar Series Interests is intended to be exempt from registration under the Securities Act, by virtue of Regulation CF of the Securities Act of 1933 thereof, based, in part, upon the representations, warranties and agreements of the Subscriber contained in this Subscription Agreement. The Subscriber is purchasing the Nectar Series Interests for its own account for investment purposes only and not with a view to or intent of resale or distribution thereof in violation of any applicable securities laws, in whole or in part.

        6.3.   The Subscriber acknowledges that neither the SEC nor any state securities commission or other regulatory authority has passed upon or endorsed the merits of the offering of the Nectar Series Interests.

6.4.   In evaluating the suitability of an investment in the Nectar Series Interests, the Subscriber has not relied upon any representation or information (oral or written) other than as set forth on https://www.republic.co/nectar-tulum together with any attached exhibits including, the Operating Agreement and this Subscription Agreement.

6.5.   Except as previously disclosed in writing to the Company , the Subscriber has taken no action that would give rise to any claim by any person for brokerage commissions, finders' fees or the like relating to this Subscription Agreement or the transactions contemplated hereby and the Subscriber shall be solely liable for any such fees and shall indemnify the Company with respect thereto pursuant to Section 7.

6.6.   The Subscriber, together with its advisors, if any, has such knowledge and experience in financial, tax, and business matters , and, in particular, investments in securities , so as to enable it to utilize the Offering Memorandum to evaluate the merits and risks of an investment in the Nectar Series Interests and the Company and to make an informed investment decision with respect thereto.

6.7.   No consent, approval, authorization or order of any court, governmental agency or body or arbitrator having jurisdiction over the Subscriber or any of the Subscriber's affiliates is required for the execution of this Subscription Agreement or the performance of the Subscriber's obligations hereunder, including, without limitation, the purchase of the Nectar Series Interests by the Subscriber.

6.8.   The Subscriber has adequate means of providing for such Subscriber' s current financial needs and foreseeable contingencies and has no need for liquidity of its investment in the Nectar Series Interests for an in definite period of time.

6.9.   The Subscriber (a) if a natural person, represents that the Subscriber has reached the age of 18 (or such other age as required by their state of residence) and has full power and authority to execute and deliver this Subscription Agreement and all other related agreements or certificates and to carry out the provision s hereof and thereof; or (b) if a corporation , partnership, or limited liability company or other entity, represents that such entity was not formed for the specific purpose of acquiring the Nectar Series Interests, such entity is duly organized, validly existing and in good standing under the laws of the state of its organization, the consummation of the transactions contemplated hereby is authorized by, and will not result in a violation of state law or its charter or other organizational documents, such entity has full power and authority to execute and deliver this Subscription Agreement and all other related agreements or certificates and to carry out the provisions hereof and thereof and to purchase and hold the Nectar Series Interests , the execution and delivery of this Subscription Agreement has been duly authorized by all necessary action, this Subscription Agreement has been duly executed and delivered on behalf of such entity and is a legal, valid and binding obligation of such entity; or (c) if executing this Subscription Agreement in a representative or fiduciary capacity, represents that it has full power and authority to execute and deliver this Subscription Agreement in such capacity and on behalf of the subscribing individual, ward, partnership, trust, estate, corporation , or limited liability company or partnership, or other entity for whom the Subscriber is executing this Subscription Agreement, and such individual, partnership, ward, trust, estate, corporation, or limited liability company or partnership, or other entity has full right and power to perform pursuant to this Subscription Agreement and make an investment in the Company, and represents that this Subscription Agreement constitutes a legal, valid and binding obligation of such entity. The execution and delivery of this Subscription Agreement will not violate or be in conflict with any order, judgment, injunction, agreement or controlling document to which the Subscriber is a party or by which it is bound.

6.10.   Any power of attorney of the Subscriber granted in favor of the Manager contained in the Operating Agreement has been executed by the Subscriber in compliance with the laws of the state, province or jurisdiction in which such agreements were executed.

6.11.   The Subscriber is either (a) a natural person resident, (b) a partnership, corporation or limited liability company organized under the laws of the United States, (c) an estate of which any executor or administrator is a U.S. person, (d) a trust of which any trustee is a U.S. person, (e) an agency or branch of a foreign entity located in the United States, (f) a non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person, or (g) a partnership or corporation organized or incorporated under the laws of a foreign jurisdiction that was formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act. The Subscriber is not (i) a discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated. or (if an individual) resident in the United States, (ii) an estate of which any professional fiduciary acting as executor or administrator is a U.S. person if an executor or administrator of the estate who is not a U.S. person has sole or shared investment discretion with respect to the assets of the estate and the estate is governed by foreign law, (iii) a trust of which any professional fiduciary acting as trustee is a U.S. person, if a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets and no beneficiary of the trust (and no settlor if the trust is revocable) is a U.S. person, (iv) an employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country, or (v) an agency or branch of a U.S. person located outside the United States that operates for valid business reasons engaged in the business of insurance or banking that is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located.

6.12.   Any information which the Subscriber has heretofore furnished or is furnishing herewith to the Company is true, complete and accurate and may be relied upon by the Manager, or the Company in particular, in determining the availability of an exemption from registration under federal and state securities laws in connection with the Offering. The Subscriber further represents and warrants that it will notify and supply corrective information to the Company immediately upon the occurrence of any change therein occurring prior to the Company's issuance of the Nectar Series Interests.

6.13.   The Subscriber is not, nor is it acting on behalf of, a "benefit plan investor" within the meaning of 29 C.F.R. § 2510.3-10 I (f)(2), as modified by Section 3(42) of the Employee Retirement Income Security Act of 1974 (such regulation , the "**Plan Asset Regulation**", and a benefit plan investor described in the Plan Asset Regulation, a "**Benefit Plan Investor**"). For the avoidance of doubt, the term Benefit Plan Investor includes all employee benefit plans subject to Part 4, Subtitle B, Title I of ERISA, any plan to which Section 4975 of the Internal Revenue Code applies and any entity, including any insurance company general account, whose underlying assets constitute "plan assets", as defined under the Plan Asset Regulation, by reason of a Benefit Plan Investor ' s investment in such entity.

6.14.   The Subscriber is satisfied that the Subscriber has received adequate information with respect to all matters which it or its advisors, if any, consider material to its decision to make this investment.

6.15.   Within five (5) days after receipt of a written request from the Manager of the Subscriber, the Subscriber will provide such information and deliver such documents as may reasonably be necessary to comply with any and all laws and ordinances to which the Company is subject.

6.16.   THE NECTAR SERIES INTERESTS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT, OR ANY STATE SECURITIES LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE Nectar Series INTERESTS ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED BY THE OPERATING AGREEMENT. THE NECTAR SERIES INTERESTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE MEMORANDUM OR THIS SUBSCRIPTION AGREEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

6.17.   The Subscriber should check the Office of Foreign Assets Control ("OFAC") website at http:/ /www.treas.gov/ofac before making the following representations. The Subscriber represents that the amounts invested by it in the Company in the Offering were not and are not directly or indirectly derived from activities that contravene federal, state or international laws and regulations, including anti-money laundering laws and regulations. Federal regulations and Executive Orders administered by OFAC prohibit, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals. The lists of OFAC prohibited countries, territories, persons and entities can be found on the OFAC website at http: //www.treas.gov/ofac. In addition, the programs administered by OFAC (the "OFAC Programs") prohibit dealing with individuals, including specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs, or entities in certain countries regardless of whether such individuals or entities appear on the OFAC lists. Furthermore, to the best of the Subscriber's know ledge, none of: (a) the Subscriber; (b) any person controlling or controlled by the Subscriber; (c) if the Subscriber is a privately-held entity , any person having a beneficial interest in the Subscriber; or (d) any person for whom the Subscriber is acting as agent or nominee in connection with this investment is a country, territory, individual or entity named on an OFAC list, or a person or entity prohibited under the OFAC Programs. Please be advised that the Company may not accept any amounts from a prospective investor if such prospective investor cannot make the representation set forth in the preceding paragraph. The Subscriber agrees to promptly notify the Company should the Subscriber become aware of any change in the information set forth in these representations. The Subscriber understands and acknowledges that, by law, the Company may be obligated to "freeze the account" of the Subscriber, either by prohibiting additional subscriptions from the Subscriber, declining any redemption requests and/or segregating the assets in the account in compliance with governmental regulations, and the Company may also be required to report such action and to disclose the Subscriber' s identity to OFAC. The Subscriber further acknowledges that the Company may, by written notice to the Subscriber, suspend the redemption rights, if any, of the Subscriber if the Company reasonably deems it necessary to do so to comply with anti-money laundering regulations applicable to the Company or any of the Company's other service providers. These individuals include specially designated nationals, especially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs.

6.18. To the best of the Subscriber's knowledge, none of: (a) the Subscriber; (b) any person controlling or controlled by the Subscriber; (c) if the Subscriber is a privately-held entity, any person having a beneficial interest in the Subscriber; or (d) any person for whom the Subscriber is acting as agent or nominee in connection with this investment is a senior foreign political figure, or an immediate family member or close associate of a senior foreign political figure. A "senior foreign political figure" is a senior official in the executive, legislative, administrative, military or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation. In addition, a "senior foreign political figure" includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior foreign political figure. " Immediate family" of a senior foreign political figure typically includes the figure's parents, siblings, spouse, children and in-laws. A "close associate" of a senior foreign political figure is a person who is widely and publicly known to maintain an unusually close relationship with the senior foreign political figure, and includes a person who is in a position to conduct substantia l domestic and international financial transactions on behalf of the senior foreign political figure.

6.19. If the Subscriber is affiliated with a non-U.S. banking institution (a "**Foreign Bank**"), or if the Subscriber receives deposits from, makes payments on behalf of, or handles other financial transactions related to a Foreign Bank, the Subscriber represents and warrants to the Company that: (a) the Foreign Bank has a fixed address, other than solely an electronic address, in a country in which the Foreign Bank is authorized to conduct banking activities; (b) the Foreign Bank maintains operating records related to its banking activities; (c) the Foreign Bank is subject to inspect ion by the banking authority that licensed the Foreign Bank to conduct banking activities; and (d) the Foreign Bank does not provide banking services to any other Foreign Bank that does not have a physical presence in any country and that is not a regulated affiliate.

6.20. The Subscriber has read and reviewed the confidentiality provisions found Article XIV of the Company' s Operating Agreement, which are here by incorporated by reference and the Subscriber affirms their understanding and consent to each of the representations and warranties of the parties hereto set forth in this <u>Section 6</u> and made as of the date hereof shall be true and accurate as of the Closing applicable to the subscription made hereby as if made on and as of the date of such Closing.

6.21. Each of the representations and warranties of the parties hereto set forth in this Section 5 and made as of the date hereof shall be true and accurate as of the Closing applicable to the subscription made hereby as if made on and as of the date of such Closing.

7. **Indemnification.** The Subscriber agrees to indemnify and hold harmless the Company, Nectar Series, the Manager of the Subscriber and their respective officers, directors, employees, agents , members, partners, control persons and affiliates (each of which shall be deemed third party beneficiaries hereof) from and against all losses, liabilities, claims, damages, costs, fees and expenses whatsoever (including, but not limited to, any and all expenses incurred in investigating, preparing or defending against any litigation commenced or threatened) based upon or arising out of any actual or alleged false acknowledgment, representation or warranty, or misrepresentation or omission to state a material fact, or breach by the Subscriber of any covenant or agreement made by the Subscriber herein or in any other document delivered in connection with this Subscription Agreement. Notwithstanding the foregoing, no representation, warranty, covenant or acknowledgment made herein by the Subscriber shall be deemed to constitute a waiver of any rights granted to it under the Securities Act or state securities laws.

8. **Irrevocability; Binding Effect.** The Subscriber hereby acknowledges and agrees that the subscription hereunder is irrevocable by the Subscriber, except as required by applicable law, and that this Subscription Agreement shall survive the death or disability of the Subscriber and shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors,

legal representatives, and permitted assigns. If the Subscriber is more than one person, the obligations of the Subscriber hereunder shall be joint and several and the agreements, representations, warranties, and acknowledgments herein shall be deemed to be made by and be binding upon each such person and such person's heirs, executors, administrators, successors, legal representatives, and permitted assigns.

9. **Modification.** This Subscription Agreement shall not be modified or waived except by an instrument in writing signed by the party against whom any such modification or waiver is sought.

10. **Assignability.** This Subscription Agreement and the rights, interests and obligations hereunder are not transferable or assignable by the Subscriber and the transfer or assignment of the Nectar Series Interests shall be made only in accordance with all applicable laws and the Operating Agreement. Any assignment contrary to the terms hereof shall be null and void and of no force or effect.

11. **Applicable Law and Jurisdiction.** This Subscription Agreement and the rights and obligations of the Subscriber arising out of or in connection with this Subscription Agreement, the Operating Agreement and the Offering Memorandum shall be construed in accordance with and governed by the internal laws of the State of Delaware without regard to principles of conflict of laws. The Subscriber (a) irrevocably submits to the non-exclusive jurisdiction and venue of the state and federal courts sitting in Philadelphia, Pennsylvania, in any action arising out of this Subscription Agreement, the Operating Agreement and the Offering Memorandum and (b) consents to the service of process by mail.

12. **Miscellaneous.**

12.1. <u>Entire Agreement</u>. This Subscription Agreement, together with the Operating Agreement, constitute the entire agreement between the Subscriber and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof. The terms and provisions of this Subscription Agreement may be waived, or consent for the departure therefrom granted, only by a written document executed by the party entitled to the benefits of such terms or provisions.

12.2. <u>Survival</u>. The covenants, agreements, representations and warranties of the Company and the Subscriber made, and the indemnification rights provided for, in this Subscription Agreement shall survive the execution and delivery hereof and delivery of the Nectar Series Interests, regardless of any investigation made by or on behalf of any party, and shall survive delivery of any payment for the Subscription Amount.

12.3. <u>Fees</u>. Except to the extent otherwise described in the Offering Memorandum, each of the parties hereto shall pay its own fees and expenses (including the fees of any attorneys, accountants or others engaged by such party) in connection with this Subscription Agreement and the transactions contemplated hereby whether or not the transactions contemplated hereby are consummated.

12.4.   <u>Electronic Signatures</u>. This Subscription Agreement may be executed in one or more counterparts each of which shall be deemed an original (including signatures sent by facsimile transmission or by email transmission of a PDF scanned document or other electronic signature), but all of which shall together constitute one and the same instrument.

12.5.   <u>Electronic Delivery Authorization</u>. The Company may make reports and other communications available in electronic form, such as E-mail or by posting on a web site (with notification of the posting by E-mail). You hereby consent to receive deliveries of reports and other communications from the Company (including annual and other updates of our consumer privacy policies and procedures) exclusively in electronic form without separate mailing of paper copies. Your consent to electronic delivery of such information may be revoked at any time upon written notice to the Company.

12.6.   <u>Severability</u>. Each provision of this Subscription Agreement shall be considered separable and, if for any reason any provision or provisions hereof are determined to be invalid or contrary to applicable law, such invalidity or illegality shall not impair the operation of or affect the remaining portions of this Subscription Agreement.

12.7.   <u>Headings</u>. Headings herein are for descriptive purposes only and shall not control or alter the meaning of this Subscription Agreement as set forth in the text.

12.8.   <u>Definitions</u>. Words and expressions which are used but not defined in this Subscription Agreement shall have the meanings given to them in the Operating Agreement.

[*SIGNATURE PAGE FOLLOWS*]

Subscription Agreement to subscribe for Smart Vylon, LLC

Legal Name of Subscriber	«=investor.name»
Number of Units subscribed for	
Total Purchase Price of Units subscribed for	«=investment.amount»
Investor Information:	
Address	
City	
State	
Zip	
Country	
Email Address	«=investor.email»

SIGNATURE PAGE TO THE SUBSCRIPTION AGREEMENT

SMART VYLON, LLC
NECTAR SERIES INTERESTS

The Subscriber hereby elects to subscribe under the Subscription Agreement for the number and price of the Units stated on the front page of this Subscription Agreement and executes the Subscription Agreement.

Print Name of Subscriber: «=investor.name»

By and Date:

Title of Authorized Signatory (if an entity):

Accepted:

NECTAR SERIES, A SERIES OF SMART VYLON, LLC

By: VYLON BALANCE SOLUTIONS, LLC
      MANAGER OF NECTAR SERIES

By and Date: «=issuer.signature»

Name: **Victor Hugo Rosales**

Title: Sole Member of Vylon Balance Solutions, LLC

EXHIBIT A – SIGNATURE PAGE TO OPERATING AGREEMENT

[Attached]

COUNTERPART SIGNATURE PAGE
TO
AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT
AND
NECTAR SERIES DESIGNATION
OF
SMART VYLON, LLC

Reference is made to the Amended and Restated Operating Agreement of the SMART VYLON, LLC, dated as of September 29, 2020 (as may be amended from time to time, the "Operating Agreement"), and the Nectar Series Designation Agreement, by and among the Members of NECTAR SERIES, a series of SMART VYLON, LLC.

The undersigned hereby executes this counterpart signature page to the Operating Agreement and the Nectar Series Designation and authorizes this signature page to be attached as a counterpart signature page to the Operating Agreement and the Nectar Series Designation.

The undersigned acknowledges that he/she/it is a Member for all purposes under the Operating Agreement and that, in such capacity, the undersigned will be bound by, and will be entitled to the rights and benefits of, the terms and provisions of the Operating Agreement and the Nectar Series Designation.

By: «=investor.signature»
Name and Date: «=investor.name»
[ ] Check Box if Entity
[ ] Check Box if Co-Subscriber
By Co-Subscriber:
Name Co-Subscriber:

<u>**Exhibit B – 1 - Substitute Form W-9**</u>

FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of Membership Interests must provide the Company with a correct Taxpayer Identification Number ("TIN"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-9.

Under the penalties of perjury, I certify that:

(1)   The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2)   I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)   I am a U.S. citizen or other U.S. person (defined in the instructions).

Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.

Each person to be named on the certificate should complete this section.

Subscriber

«=investor.name»   Co-Subscriber (if Applicable)

_____   _____
Signature: Signature:

_____   _____
Social Security or Tax Identification Number   Social Security or Tax
Identification Number

17

Exhibit B-2 – Substitute Form W-8BEN

FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of Membership Interests must provide the Company with a correct Taxpayer Identification Number or a foreign tax identification number ("TIN"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-8BEN.

Under the penalties of perjury, I certify that:

(1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2) The income to which this form relates is: (a) not effectively connected with the conduct of a trade or business in the United States, (b) effectively connected but not subject to tax under applicable income tax treaty, or (c) the partner's share of a partnership effectively connected income.

(3) I am a not a U.S. citizen or other U.S. person (defined in the instructions).

Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.

Each person to be named on the certificate should complete this section.

Subscriber:	Co-Subscriber (if Applicable):
«=investor.name»	«=co-investor.name»
Signature:	Signature:
«=investor.signature»	«=co_subscriber.signature»
Country of Residence :	Country of Residence :
«=investor.COUNTRY»	«=co_subscriber.COUNTRY»
TIN #:	TIN #:
«=investor.ssn»	«=co_subscriber.ssn»

Exhibit C – Registration Instructions

Please print or type below the exact way in which the Subscriber desires the Certificates to be registered. Use multiple sheets if necessary.

NAME: «=investor.name»

Additional Name if Tenant in Common or Joint Tenants:_____

Mailing Address:_____

Social Security Number or other Taxpayer Identification Number: _____

Number of Membership Interests to be registered in above name(s): _____

Legal form of ownership: (select one)

__	Individual	__	Joint Tenants w/ Rights of Survivorship
__	Tenants in Common	__	Other: _____

Exhibit D – Power of Attorney

The undersigned, as a Member, hereby makes, constitutes and appoints the Manager, Vylon Balance Solutions, LLC, his, her or its true and lawful attorney-in-fact for him, her or it and in such Member's name, place and stead, to make, execute, sign, acknowledge, file for recording at the appropriate public offices and publish such documents as may be necessary to carry out the provisions of the Operating Agreement, including (i) the Operating Agreement, (ii) any Articles of Organization, and (iii) such other certificates or instruments as may be required by law, or are necessary to the conduct of the Company business. Each Member will execute and deliver to the Manager, within five (5) days after receipt of such person's written request therefor, such other and further powers of attorney and instruments as the Manager deems necessary to carry out the purpose of this Section. For the avoidance of any doubt, no Member will be required to deliver to the Manager any further powers of attorney or instruments if the subject power of attorney or instruments relates to an action required by the Operating Agreement to be approved by the Members until such time as the requisite percentage of the Members has approved such actions in accordance with the Operating Agreement.

The foregoing grant of authority is hereby declared to be irrevocable and a power coupled with an interest and will not be affected by the death or disability of any Member or the assignment by any Member of his, her or its Interest; provided that in the event of such assignment of a Member's entire interest, the foregoing power of attorney of an assignor Member will survive such assignment only until such time as the assignee is admitted to the Company as a Substitute Member and all required documents and instruments have been duly executed, filed and recorded to effect each substitution or until such time as the Company repurchases such Member's remaining rights as permitted in the Operating Agreement.

In the event of any conflict or inconsistency between the provisions of the Operating Agreement and any document executed, signed or acknowledged by the Manager or filed for recording or published pursuant to the power of attorney granted hereby, the Operating Agreement will govern except to the extent such document specifically amends the Operating Agreement.

By and Date: «=investor.signature»
Name: «=investor.name»
[ ] Check Box if Entity
[ ] Check Box if Co-Subscriber
By Co-Subscriber:
Name Co-Subscriber:

EXHIBIT D

Smart Vylon, LLC Operating Agreement

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

SMART VYLON, LLC

A Delaware Series LLC

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THIS LIMITED LIABILITY COMPANY AGREEMENT (THIS "***AGREEMENT***") OR THE LIMITED LIABILITY COMPANY INTERESTS PROVIDED FOR HEREIN. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE ***"SECURITIES ACT"),*** OR REGISTERED OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS REGISTERED AND QUALIFIED UNDER APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE FUND, SUCH REGISTRATION AND QUALIFICATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, THE TERMS AND CONDITIONS OF WHICH ARE SET FORTH IN THIS AGREEMENT.

THE SECURITIES REPRESENTED BY THIS AGREEMENT ARE SUBJECT TO AND MAY ONLY BE SOLD, DISPOSED OF OR OTHERWISE TRANSFERRED IN COMPLIANCE WITH CERTAIN RIGHTS OF FIRST REFUSAL AND RIGHTS OF COSALE. THE RIGHTS OF FIRST REFUSAL AND RIGHTS OF CO-SALE ARE BINDING ON CERTAIN TRANSFEREES OF THESE SECURITIES.

PURCHASERS OF SECURITIES REPRESENTED BY THIS AGREEMENT SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF
SMART VYLON, LLC

a Delaware Series Limited Liability Company

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF SMART VYLON, LLC (the "*Agreement*") is made and entered into effective as of September 29, 2020 (the "*Effective Date*"), by and among Smart Vylon, LLC, a Delaware series limited liability company (the "*Company*"), and all other Persons who may become Members of a series of the Company pursuant to the terms and conditions of this Agreement.

WHEREAS, the Company was converted from a Delaware corporation to a series limited liability company on April 16, 2020 by the filing of a Certificate of Conversion pursuant to, and in accordance with relevant provisions of the Delaware Limited Liability Company Act (6 Del. C. §§ 18-101 et seq.), as amended from time to time (the "*Delaware Act*"), and the DGCL, including Section 18-214 of the Act and Section 265 of the DGCL;

WHEREAS, the Company and the Manager entered into a Limited Liability Company Operating Agreement on July 13, 2020, (the "*Original Agreement*"). The Company and the Manager desire to amend and restate the Original Agreement pursuant to the terms and conditions of this Agreement, in order to set forth certain agreements relating to the governance of the Company and granting certain rights and imposing certain restrictions on the membership interests now or at any time held by the Members or issuable to the Members of the Company or a Series.

NOW THEREFORE, Manager and the Members hereby agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

Section 1.1   Definitions. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

Acquisition Expenses means in respect of each Series, the following fees, costs and expenses allocable to such Series (or such Series pro rata share of any such fees, costs and expenses allocable to the Company) and incurred in connection with the evaluation, discovery, investigation, development and acquisition of a Series Property, including brokerage and sales fees and commissions (but excluding any Brokerage Fee), appraisal fees, research fees, transfer taxes, third party industry and due diligence experts, bank fees and interest (if the Series Property was acquired using debt prior to completion of the closing on a Series property, technology costs, photography and videography expenses in order to prepare the profile for the Series Property to be accessible to investors via an online platform and any blue sky filings required in order for such Series to be made available to Members in certain states (unless borne by the Manager, as determined in its sole discretion) and similar costs and expenses incurred in connection with the evaluation, discovery, investigation and acquisition of a Series Property.

Additional Member means a Person admitted as a Member of the Company and of a Series in accordance with Article III as a result of an issuance of Interests of such Series to such Person by the Company.

Affiliate means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with the Person in question. As used herein, the term **control** means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

Agreement has the meaning assigned to such term in the preamble.

Beneficial Ownership shall mean ownership of Interests in a Series by a Person, whether the Interests are held directly or indirectly (including by a nominee), and shall include Interests that would be treated as owned through the application of Sections 856(h)(1) and/or 544 of the Code, as modified by Sections 856(h)(1)(B) and 856(h)(3) of the Code, *provided, however,* that in determining the number of Interests Beneficially Owned by a Person, no Interest shall be counted more than once. The terms "**Beneficial Owner,**" "**Beneficially Owns**" and "**Beneficially Owned**" shall have the correlative meanings.

Broker means any SEC registered and FINRA member broker-dealer who has been appointed by the Company (and as the Manager may select in its reasonable discretion) and specified in any Series Designation to provide execution and other services relating to an Offering to the Company, or its successors from time to time, or any other broker in connection with any Offering.

Brokerage Fee means the fee payable to any Broker for the purchase by any Person of Interests in an Offering equal to an amount agreed between the Manager and a broker- dealer from time to time and specified in any Series Designation.

Business Day means any day other than a Saturday, a Sunday or a day on which commercial banks in New York, New York are authorized or required to close.

Capital Contribution means with respect to any Member, the amount of cash and the initial Gross Asset Value of any other property contributed or deemed contributed to the capital of a Series by or on behalf of such Member, reduced by the amount of any liability assumed by such Series relating to such property and any liability to which such property is subject.

Certificate of Formation means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware.

Code means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

Company means Smart Vylon, LLC, a Delaware series limited liability company, and any successors thereto.

Covered Person means the Manager, the Partnership Representative, each director or officer of the Company or any Series, and their respective Affiliates.

Dead Deal Costs means all fees, costs and expenses incurred in connection with any Series Property proposals pursued by the Company, the Manager or a Series that do not proceed to completion.

Delaware Act means the Delaware Limited Liability Company Act, 6 Del. C. Section 18 101, *et seq*.

DGCL means the General Corporation Law of the State of Delaware, 8 Del. C. Section 101, *et seq*.

ERISA means the Employee Retirement Income Security Act of 1974.

Exchange Act means the Securities Exchange Act of 1934.

Expenses and Liabilities has the meaning assigned to such term in Section 5.4(a).

Free Cash Flow means any available cash for distribution generated from the net income received by a Series, as determined by the Manager to be in the nature of income as defined by U.S. GAAP, *plus* (i) any change in the net working capital (as shown on the balance sheet of such Series) (ii) any amortization to the relevant Series Property (as shown on the income statement of such Series) and (iii) any depreciation to the relevant Series Property (as shown on the income statement of such Series) and (iv) any other non-cash Operating Expenses *less* (a) any capital expenditure related to the Series Property (as shown on the cash flow statement of such Series) (b) any other liabilities or obligations of the Series, in each case to the extent not already paid or provided for and (c) upon the termination and winding up of a Series or the Company, all costs and expenses incidental to such termination and winding up as allocated to the relevant Series in accordance with Section 6.4.

Form of Adherence means, with respect to the Initial Offering or Subsequent Offering, a subscription agreement or other agreement substantially in the form appended to the Offering Document pursuant to which a Member agrees to adhere to the terms of this Agreement or, in respect of a Transfer, a joinder agreement or instrument of Transfer, each in a form satisfactory to the Manager from time to time, pursuant to which a Substitute Member agrees to adhere to the terms of this Agreement.

Governmental Entity means any court, administrative agency, regulatory body, commission or other governmental authority, board, bureau or instrumentality, domestic or foreign and any subdivision thereof.

Gross Asset Value means, with respect to any asset contributed by a Member to a Series, the gross fair market value of such asset as determined by the Manager.

Indemnified Person means (a) any Person who is or was an Officer of the Company or of a Series, (b) any Person who is or was a Manager or Liquidator, together with its officers, directors, members, shareholders, employees, managers, partners, controlling persons, agents or independent contractors, (c) any Person who is or was serving at the request of the Company as an officer, director, member, manager, partner, fiduciary or trustee of another Person; *provided*, that, except to the extent otherwise set forth in a written agreement between such Person and the Company or a Series, a Person shall not be an Indemnified Person by reason of providing, on a fee for services basis, trustee, fiduciary, administrative or custodial services, and (d) any Person the Manager designates as an Indemnified Person for purposes of this Agreement.

Initial Offering means the first offering and issuance of Interests of any Series, other than to the Manager.

Interests means an interest in a Series issued by the Company that evidences a Members rights, powers and duties with respect to the Company and such Series pursuant to this Agreement and the Delaware Act. The Interests may expressed as a number of units or percentage.

Investment Advisers Act means the Investment Advisers Act of 1940.

Investment Company Act means the Investment Company Act of 1940.

Liquidator means one or more Persons selected by the Manager to perform the functions described in Section 11.2 as liquidating trustee of the Company or a Series, as applicable, within the meaning of the Delaware Act.

Manager means Vylon Balance Solutions, LLC, a Florida limited liability company and, as the context requires, refers to its role as the Manager of the Company or the Manager of a Series.

Manager Material Default means (i) a final adjudication establishing that the Manager engaged in gross negligence, fraud or willful misconduct directly relating to and having a material adverse effect on the Company, a Series, or Series Property; (ii) Manager has been convicted of or has pleaded nolo contendere to a crime of moral turpitude (as defined by the United States Department of State, or its successor); (iii) the failure of the Manager to perform its duties hereunder, which has a material adverse effect on the a Series and which is not cured within thirty (30) days after notice to the Manager, which cure period shall be automatically extended for up to an additional ninety (90) days provided cure is possible and is being diligently pursued by the Manager; or (iv) the voluntary or involuntary bankruptcy of Manager or principal of Manager (except in the case of an involuntary bankruptcy which is dismissed within one hundred twenty (120) days of filing).

Market Value means the total capitalization (including any debt) used for the acquisition of a Series Property including costs and expenses of acquiring and/or renovating a Series Property.

Member means each member of a Series, including, unless the context otherwise requires, the Manager, each Member (as the context requires), each Substitute Member and each Additional Member.

National Securities Exchange means an exchange registered with the U.S. Securities and Exchange Commission under Section 6(a) of the Exchange Act.

Offering means the offering or issuance of Interests of any Series.

Offering Document means, with respect to any Series or the Interests of any Series, the prospectus, offering memorandum, offering circular, offering statement, offering circular supplement, private placement memorandum or other offering documents related to an Offering of such Interests, in the form approved by the Manager and, to the extent required by applicable law, approved or qualified, as applicable, by any applicable Governmental Entity, including without limitation the U.S. Securities and Exchange Commission.

Offering Expenses means in respect of each Series, the following fees, costs and expenses allocable to such Series or such Series pro rata share of any such fees, costs and expenses allocable to the Company incurred in connection with executing the Offering, consisting of underwriting, legal, accounting, escrow, custody and compliance costs related to a specific offering.

Officers means any executive, president, vice president, secretary, treasurer or other officer of the Company or any Series as the Manager may designate.

Operating Expenses means in respect of each Series, the following fees, costs and expenses allocable to such Series or such Series' pro rata share of any such fees, costs and expenses allocable to the Company:

      (a)   any and all fees, costs and expenses incurred in connection with the management of a Series Property, including Home Ownership Association fees, income taxes, marketing, security and maintenance;

      (b)   any fees, costs and expenses incurred in connection with preparing any reports and accounts of each Series, including any blue sky filings required in order for a Series to be made available to investors in certain states and any annual audit of the accounts of such Series (if applicable) and any reports to be filed with the SEC including periodic reports on Forms 1-K, 1- SA and 1-U;

      (c)   any and all insurance premiums or expenses, including directors and officers insurance of the directors and officers of the Manager or a Property Manager, in connection with the Series Property;

      (d)   any withholding or transfer taxes imposed on the Company or a Series or any of the Members as a result of its or their earnings, investments or withdrawals;

(e) any governmental fees imposed on the capital of the Company or a Series or incurred in connection with compliance with applicable regulatory requirements;

(f) any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company, a Series or a Property Manager in connection with the affairs of the Company or a Series;

(g) the fees and expenses of any administrator, if any, engaged to provide administrative services to the Company or a Series;

(h) any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Manager in connection with a Series;

(i) the cost of the audit of the Company's annual financial statements and the preparation of its tax returns and circulation of reports to Members;

(j) the cost of any audit of a Series annual financial statements, the fees, costs and expenses incurred in connection with making of any tax filings on behalf of a Series and circulation of reports to Members;

(k) any indemnification payments to be made pursuant to Section 5.4;

(l) the fees and expenses of the Company's or a Series' counsel in connection with advice directly relating to the Company's or a Series' legal affairs;

(m) the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Manager in connection with the operations of the Company or a Series;

(n) any similar expenses that may be determined to be Operating Expenses, as determined by the Manager in its reasonable discretion; and

(o) any non-U.S. taxes paid by the Company or a Series.

Operating Expenses Reimbursement Obligation(s) has the meaning ascribed in Section 6.3.

Outstanding means all Interests that are issued by the Company and reflected as outstanding on the Company's, or its transfer agent's, books and records as of the date of determination.

Person means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, Governmental Entity or other entity.

Preferential Rights has the meaning ascribed in Section 3.3(f).

Property Manager means the property manager of each of the Series Property as specified in each Series Designation or, its permitted successors or assigns, appointed in accordance with Section 5.9.

Record Date means the date established by the Manager for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Members of any Series or entitled to exercise rights in respect of any lawful action of Members of any Series or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

Record Holder or **Holder** means the Person in whose name such Interests are registered on the books of the Company, or its transfer agent, as of the opening of business on a particular Business Day, as determined by the Manager in accordance with this Agreement.

SEC means the U.S. Securities and Exchange Commission.

Securities Act means the Securities Act of 1933.

Series has the meaning assigned to such term in Section 3.3(a).

Series Property means, at any particular time, all assets, properties (whether tangible or intangible, and whether real, personal or mixed) and rights of any type contributed to or acquired by a particular Series and owned or held by or for the account of such Series, whether owned or held by or for the account of such Series as of the date of the designation or establishment thereof or thereafter contributed to or acquired by such Series.

Series Designation has the meaning assigned to such term in Section 3.3(a) and refers to each Series Designation attached hereto as **Exhibit B**.

Subscription Agreement means, with respect to the Initial Offering or Subsequent Offering, a subscription agreement or other agreement substantially in the form appended to the Offering Document pursuant to which a Member agrees to adhere to the terms of this Agreement or, in respect of a Transfer, an instrument of Transfer, each in a form satisfactory to the Manager from time to time, pursuant to which a Substitute Member agrees to adhere to the terms of this Agreement.

Subsequent Offering means any further issuance of Interests in any Series, excluding the first Offering or any Transfer.

Substitute Member means a Person who is admitted as a Member of a Series pursuant to Section 4.2 as a result of a Transfer of Interests to such Person.

Transfer means, with respect to an Interest, a transaction by which the Record Holder of an Interest assigns such Interest to another Person who is or becomes a Member, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

U.S. GAAP means United States generally accepted accounting principles consistently applied, as in effect from time to time.

Section 1.2 <u>Construction</u>. Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to paragraphs, Articles and Sections refer to paragraphs, Articles and Sections of this Agreement; (c) the term include or includes means includes, without limitation, and including means including, without limitation, (d) the words herein, hereof and hereunder and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, (e) or has the inclusive meaning represented by the phrase and/or, (f) unless the context otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto, (g) references to any Person shall include all predecessors of such Person, as well as all permitted successors, assigns, executors, heirs, legal representatives and administrators of such Person, and (h) any reference to any statute or regulation includes any implementing legislation and any rules made under that legislation, statute or statutory provision, whenever before, on, or after the date of the Agreement, as well as any amendments, restatements or modifications thereof, as well as all statutory and regulatory provisions consolidating or replacing the statute or regulation. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.


ARTICLE II
ORGANIZATION


Section 2.1 <u>Formation</u>. The Company has been formed as a series limited liability company pursuant to Section 18-215 of the Delaware Act. Except as expressly provided to the contrary in this Agreement, the rights, duties, liabilities and obligations of the Members and the administration, dissolution and termination of the Company and each Series shall be governed by the Delaware Act.

Section 2.2 <u>Name</u>. The name of the Company shall be Smart Vylon, LLC. The business of the Company and any Series may be conducted under any other name or names, as determined by the Manager. The Manager may change the name of the Company at any time and from time to time and shall notify the Members of such change in the next regular communication to the Members.

Section 2.3 <u>Registered Office; Registered Agent; Principal Office; Other Offices</u>. Unless and until changed by the Manager, the registered office of the Company in the State of Delaware shall be located at 8 The Green, STE A, Dover, Delaware 19901, and the registered agent for service of process on the Company and each Series in the State of Delaware at such registered office shall be 8 The Green, STE A, Dover, Delaware 19901. The principal office of the Company shall be located at José María Velasco 13-502, San José Insurgentes, Benito Juarez, CDMX, 03900, or such other place as the Manager may from time to time designate by notice to the Members. The principal office of each Series shall be located at José María Velasco 13-502, San José Insurgentes, Benito Juarez, CDMX, 03900, or such other place as the Manager may from time to time designate by notice to the Members of the applicable Series. The Company and each Series may maintain offices at such other place or places within or outside the State of Delaware as the Manager determines to be necessary or appropriate.

Section 2.4   **Purpose**. The purpose of the Company and, unless otherwise provided in the applicable Series Designation, each Series shall be to (a) promote, conduct or engage in, directly or indirectly, any business, purpose or activity that lawfully may be conducted by a series limited liability company organized pursuant to the Delaware Act, (b) acquire and maintain a portfolio of residential and commercial properties and, to exercise all of the rights and powers conferred upon the Company and each Series with respect to its interests therein, and (c) conduct any and all activities related or incidental to the foregoing purposes.

Section 2.5   **Powers**. The Company, each Series and, subject to the terms of this Agreement, the Manager shall be empowered to do any and all acts and things necessary or appropriate for the furtherance and accomplishment of the purposes described in Section 2.4.

Section 2.6   **Term**. The term of the Company commenced on the day on which the Certificate of Formation was filed with the Secretary of State of the State of Delaware pursuant to the provisions of the Delaware Act. The existence of each Series shall commence upon the effective date of the Series Designation establishing such Series, as provided in Section 3.3. The term of the Company and each Series shall be perpetual, unless and until it is dissolved or terminated in accordance with the provisions of Article XI. The existence of the Company as a separate legal entity shall continue until the cancellation of the Certificate of Formation as provided in the Delaware Act.

Section 2.7   **Title to Properties**. All Interests shall constitute personal property of the owner thereof for all purposes and a Member has no interest in specific assets of the Company or applicable Series Property. Title to any Series Property, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Series to which such asset was contributed or by which such asset was acquired, and none of the Company, any Member, Officer or other Series, individually or collectively, shall have any ownership interest in such Series Property or any portion thereof. Title to any or all of the Series Property may be held in the name of the relevant Series or one or more nominees, as the Manager may determine. All Series Property shall be recorded by the Manager as the property of the applicable Series in the books and records maintained for such Series, irrespective of the name in which record title to such Series Property is held.

Section 2.8   **Certificate of Formation**. The Certificate of Formation has been filed with the Secretary of State of the State of Delaware, such filing being hereby confirmed, ratified and approved in all respects. The Manager Manager shall use reasonable efforts to cause to be filed such other certificates or documents that it determines to be necessary or appropriate for the formation, continuation, qualification and operation of a series limited liability company in the State of Delaware or any other state in which the Company or any Series may elect to do business or own property. To the extent that the Manager determines such action to be necessary or appropriate, the Manager shall, or shall direct the appropriate Officers, to file amendments to and restatements of the Certificate of Formation and do all things to maintain the Company as a series

9

limited liability company under the laws of the State of Delaware or of any other state in which the Company or any Series may elect to do business or own property, and if an Officer is so directed, such Officer shall be an authorized person of the Company and, unless otherwise provided in a Series Designation, each Series within the meaning of the Delaware Act for purposes of filing any such certificate with the Secretary of State of the State of Delaware. The Company shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Formation, any qualification document or any amendment thereto to any Member.

Section 2.9 **Structure**. The relationship of the Company and each Series shall be analogous to the relationship of a parent entity and a subsidiary.

ARTICLE III
MEMBERS, SERIES AND INTERESTS

Section 3.1 **Members**. The Persons listed on **Exhibit A** of this Agreement shall be Members of the Company, but shall not be Members of any Series unless so designated in the each applicable Series Designation.

(a) Subject to paragraph (b), a Person shall be admitted as a Member of any Series and Record Holder thereof either as a result of an Initial Offering, Subsequent Offering, a Transfer or at such other time as determined by the Manager, and upon (i) agreeing to be bound by the terms of this Agreement by completing, signing and delivering to the Manager, a completed Form of Adherence, which is then accepted by the Manager, (ii) the prior written consent of the Manager, and (iii) otherwise complying with the applicable provisions of Article III and Article IV.

(b) The Manager may withhold its consent to the admission of any Person as a Member for any reason, including when it determines in its reasonable discretion that such admission could: (i) result in there being 2,000 or more beneficial owners (as such term is used under the Exchange Act) or 500 or more beneficial owners that are not accredited investors (as defined under the Securities Act) of any Series Interests, as specified in Section 12(g)(1)(A)(ii) of the Exchange Act, (ii) could adversely affect the Company or a Series or subject the Company, a Series, the Manager or any of their respective Affiliates to any additional regulatory or governmental requirements or cause the Company to be disqualified as a limited liability company, or subject the Company, any Series, the Manager or any of their respective Affiliates to any tax to which it would not otherwise be subject, (iii) cause the Company or any Series to be required to register as an investment company under the Investment Company Act, (iv) cause the Manager or any of its respective Affiliates being required to register under the Investment Advisers Act, (v) cause the assets of the Company or any Series to be treated as plan assets as defined in Section 3(42) of ERISA, or (vi) result in a loss of (a) partnership status by the Company for US federal income tax purposes or the termination of the Company for US federal income tax purposes or (b) corporation taxable as an association status for US federal income tax purposes of any Series or termination of any Series for US federal income tax purposes. A Person may become a Record Holder without the consent or approval of any of the Members. A Person may not become a Member without acquiring an Interest.

(c) The name and mailing address of each Member shall be listed on the books and records of the Company and each Series and such records may be administered by and on behalf of the Company and each Series using blockchain technology. The Manager shall update the books and records of the Company and of each Series from time to time as necessary to reflect accurately the information therein.

(d) Except as otherwise provided in the Delaware Act and subject to Sections 3.1(e) and 3.3 relating to each Series, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Members shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member.

(e) Except as otherwise provided in the Delaware Act, the debts, obligations and liabilities of a Series, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of such Series, and not of any other Series. In addition, the Members shall not be obligated personally for any such debt, obligation or liability of any Series solely by reason of being a Member.

(f) Unless otherwise provided herein, and subject to Article XI, Members may not be expelled from or removed as Members of the Company. Except as provided in the Series Designation, Members shall not have any right to resign or redeem their Interests from the Company; *provided* that when a transferee of a Members Interests becomes a Record Holder of such Interests, such transferring Member shall cease to be a Member of the Company with respect to the Interests so transferred and that Members of a Series shall cease to be Members of such Series when such Series is finally liquidated in accordance with Section 11.3.

(g) Except as may be otherwise agreed between the Company or a Series, on the one hand, and a Member, on the other hand, any Member shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company or a Series, including business interests and activities in direct competition with the Company or any Series. None of the Company, any Series or any of the other Members shall have any rights by virtue of this Agreement in any such business interests or activities of any Member.

(h) **Vylon Balance Solutions, LLC** was appointed as the Manager of the Company with effect from the date of the formation of the Company and shall continue as Manager of the Company until the earlier of (i) the dissolution of the Company pursuant to Section 11.1(a), or (ii) its replacement pursuant to Section 4.3. The Manager of each series shall be set forth in the Series Designation and such Manager shall remain until the earlier of (i) the dissolution of the Series pursuant to Section 11.1(b) or (ii) its replacement pursuant to Section 4.3. Unless provided otherwise in this Agreement, Interests held by the Manager, if any, or any of its Affiliates shall be identical to those of a Member and will not have any additional distribution, redemption, conversion or liquidation rights by virtue of its status as the Manager; provided, that the Manager shall have the rights, duties and obligations of the Manager hereunder, regardless of whether the Manager shall hold any Interests.

Section 3.2   Capital Contributions.

(a)   The minimum number of Interests a Member may acquire is one (1) Interest or such higher or lesser amount as the Manager may determine from time to time and as specified in each Series Designation, as applicable. Persons acquiring Interests through an Offering shall make a Capital Contribution to the Company in an amount equal to the per interest price determined in connection with such Offering and multiplied by the number of Interests acquired by such Person in such Offering, as applicable. Persons acquiring Interests in a manner other than through an Offering or pursuant to a Transfer shall make such Capital Contribution as shall be determined by the Manager in its sole discretion.

(b)   Except as expressly permitted by the Manager, in its sole discretion (i) initial and any additional Capital Contributions to the Company or Series as applicable, by any Member shall be payable in fiat currency and (ii) initial and any additional Capital Contributions shall be payable in one installment and shall be paid prior to the date of the proposed acceptance by the Manager of a Person's admission as a Member to a Series (or a Members application to acquire additional Interests) (or within five business days thereafter with the Manager's approval). No Member shall be required to make an additional capital contribution to the Company or Series but may make an additional Capital Contribution to acquire additional interests at such Members sole discretion and subject to the approval of the Manager.

(c)   Except to the extent expressly provided in this Agreement (including any Series Designation): (i) no Member shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon dissolution or termination of the Company or any Series may be considered as such by law and then only to the extent provided for in this Agreement; (ii) no Member holding any Series of any Interests of a Series shall have priority over any other Member holding the same Series either as to the return of Capital Contributions or as to distributions; (iii) no interest shall be paid by the Company or any Series on any Capital Contributions; and (iv) no Member, in its capacity as such, shall participate in the operation or management of the business of the Company or any Series, transact any business in the Company or any Series name or have the power to sign documents for or otherwise bind the Company or any Series by reason of being a Member.

Section 3.3   Series of the Company.

(a)   Establishment of Series. Subject to the provisions of this Agreement, the Manager may, at any time and from time to time and in compliance with paragraph (c), cause the Company to establish in writing (each, a "**Series Designation**") one or more series as such term is used under Section 18-215 of the Delaware Act (each a "**Series**"). The Series Designation shall relate solely to the Series established thereby and shall not be construed: (i) to affect the terms and conditions of any other Series, or (ii) to designate, fix or determine the rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of Interests of any other Series, or the Members thereof. The terms and conditions for each Series established pursuant to this Section shall be as set forth in this Agreement and the Series Designation, as applicable, for the Series. Upon approval of any Series Designation by the Manager, such Series Designation shall be attached to this Agreement as an Exhibit until such time as none of such Interests of such Series remain Outstanding.

(b)   Series Operation. Each of the Series shall operate to the extent practicable as if it were a separate limited liability company.

(c)   Series Designation. The Series Designation establishing a Series may: (i) specify a name or names under which the business and affairs of such Series may be conducted; (ii) designate, fix and determine the relative rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of Interests of such Series and the Members thereof (to the extent such terms differ from those set forth in this Agreement) and (iii) designate or authorize the designation of specific Officers of such Series. A Series Designation (or any resolution of the Manager amending any Series Designation) shall be effective when a duly executed original of the same is included by the Manager among the permanent records of the Company, and shall be annexed to, and constitute part of, this Agreement (it being understood and agreed that, upon such effective date, the Series described in such Series Designation shall be deemed to have been established and the Interests of such Series shall be deemed to have been authorized in accordance with the provisions thereof). The Series Designation establishing a Series may set forth specific provisions governing the rights of such Series against a Member of such Series who fails to comply with the applicable provisions of this Agreement (including, for the avoidance of doubt, the applicable provisions of such Series Designation). In the event of a conflict between the terms and conditions of this Agreement and a Series Designation, the terms and conditions of the Series Designation shall prevail.

(d)   Assets and Liabilities Of a Series.

(i) Assets Of a Series. All consideration received by the Company for the issuance or sale of Interests of a particular Series, together with all assets in which such consideration is invested or reinvested, and all income, earnings, profits and proceeds thereof, from whatever source derived, including any proceeds derived from the sale, exchange or liquidation of such assets, and any funds or payments derived from any reinvestment of such proceeds, in whatever form the same may be (**assets**), shall, subject to the provisions of this Agreement, be held for the benefit of the Series or the Members of such Series, and not for the benefit of the Members of any other Series, for all purposes, and shall be accounted for and recorded upon the books and records of the Series separately from any assets of any other Series. Such assets are herein referred to as assets of that Series. In the event that there are any assets in relation to the Company that, in the Manager's reasonable judgment, are not readily of a particular Series, the Manager may allocate such assets to, between or among any one or

13

more of the Series, in such manner and on such basis as the Manager deems fair and equitable and any asset so allocated to a particular Series shall thereupon be deemed to be an asset of that Series. Each allocation by the Manager pursuant to the provisions of this paragraph shall be conclusive and binding upon the Members of each and every Series. Separate and distinct records shall be maintained for each and every Series, and the Manager shall not commingle the assets of one Series with the assets of any other Series.

(ii) <u>Liabilities Of a Series</u>. All debts, liabilities, expenses, costs, charges, obligations and reserves incurred by, contracted for or otherwise existing (liabilities) with respect to a particular Series shall be charged against the assets of that Series. Such liabilities are herein referred to as liabilities of that Series. In the event that there are any liabilities in relation to the Company that, in the Manager's reasonable judgment, are not readily of a particular Series, the Manager shall allocate and charge (including indemnification obligations) such liabilities to, between or among any one or more of the Series, in such manner and on such basis as the Manager deems fair and equitable and in accordance with this Agreement, and any liability so allocated and charged to a particular Series shall thereupon be deemed to be a liability of that Series. Each allocation by the Manager pursuant to the provisions of this Section shall be conclusive and binding upon the Members of each and every Series. All liabilities of a Series shall be enforceable against the assets of that Series only, and not against the assets of the Company or any other Series, and except to the extent set forth above, no liabilities shall be enforceable against the assets of any Series prior to the allocation and charging of such liabilities as provided above. Any allocation of liabilities that are not readily of a particular Series to, between or among one or more of the Series shall not represent a commingling of such Series to pool capital for the purpose of carrying on a trade or business or making common investments and sharing in profits and losses therefrom. The Manager has caused notice of this limitation on inter-series liabilities to be set forth in the Certificate of Formation, and, accordingly, the statutory provisions of Section 18 215(b) of the Delaware Act relating to limitations on inter-series liabilities (and the statutory effect under Section 18 207 of the Delaware Act of setting forth such notice in the Certificate of Formation) shall apply to the Company and each Series. Notwithstanding any other provision of this Agreement, no distribution on or in respect of Interests in a particular Series, including, for the avoidance of doubt, any distribution made in connection with the winding up of such Series, shall be effected by the Company other than from the assets of that Series, nor shall any Member or former Member of a Series otherwise have any right or claim against the assets of any other Series (except to the extent that such Member or former Member has such a right or claim hereunder as a Member or former Member of such other Series or in a capacity other than as a Member or former Member).

(e)   <u>Ownership of Series Property</u>. Title to and beneficial interest in a Series Property shall be deemed to be held and owned by the relevant Series and no Member or Members of such Series, individually or collectively, shall have any title to or beneficial interest in a specific Series Property or any portion thereof. Each Member of a Series irrevocably waives any right that it may have to maintain an action for partition with respect to its interest in the Company, any Series or any Series Property. Any Series Property may be held or registered in the name of the relevant Series, in the name of a nominee or as the Manager may determine; *provided, however*, that Series Property shall be recorded as the assets of the relevant Series on the Company's books and records, irrespective of the name in which legal title to such Series Property is held. Any corporation, brokerage firm or transfer agent called upon to transfer any Series Property to or from the name of any Series shall be entitled to rely upon instructions or assignments signed or purporting to be signed by the Manager or its agents without inquiry as to the authority of the person signing or purporting to sign such instruction or assignment or as to the validity of any transfer to or from the name of such Series.

(f)   Prohibition on Issuance of Preference Interests. No Interests shall entitle any Member to any preemptive, preferential or similar rights unless such preemptive, preferential or similar rights are set forth in the applicable Series Designation on or prior to the date of the Initial Offering of any interests of such Series (the designation of such preemptive, preferential or similar rights with respect to a Series in the Series Designation, the "**Preferential Rights**").

Section 3.4   Authorization to Issue Interests.

(a)   The Company may issue Interests, and options, rights and warrants relating to Interests, for the Company or any Series for any purpose at any time and from time to time to such Persons for such consideration (which may be cash, property, services or any other lawful consideration) or for no consideration and on such terms and conditions as the Manager shall determine, all without the approval of the Members. Each Interest shall have the rights and be governed by the provisions set forth in this Agreement (including any Series Designation).

(b)   Subject to Section 6.3(a), and unless otherwise provided in the applicable Series Designation, the Company is authorized to issue in respect of each Series an unlimited number of Interests. All Interests issued pursuant to, and in accordance with the requirements of, this Article III shall be validly issued Interests in the Company, except to the extent otherwise provided in the Delaware Act or this Agreement (including any Series Designation).

Section 3.5   Voting Rights of Interests Generally. Unless otherwise provided in this Agreement or any Series Designation, (i) each Record Holder of Interests shall be entitled to one vote per Interest for all matters submitted for the consent or approval of Members generally, (ii) all Record Holders of Interests (regardless of Series) shall vote together as a single class on all matters as to which all Record Holders of Interests are entitled to vote, (iii) Record Holders of Interests of a particular Series shall be entitled to one vote per Interest for all matters submitted for the consent or approval of the Members of such Series and (iv) the Manager or any of its Affiliates shall not be entitled to vote in connection with any Interests they hold pursuant to Section 3.1(h) and no such Interests shall be deemed Outstanding for purposes of any such vote.

Section 3.6   Record Holders. The Company may recognize the Record Holder as the owner of an Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Interest on the part of any other Person, regardless of whether the Company shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange or over- the-counter market on which such Interests are listed for trading (if ever). Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring or holding Interests, as between the Company on the one hand, and such other Persons on the other, such representative Person shall be the Record Holder of such Interests.

Section 3.7 **Splits**.

(a) Subject to paragraph (c) of this Section and Section 3.4, and unless otherwise provided in any Series Designation, the Manager may make a pro rata distribution of Interests of any Series to all Record Holders of such Series, or may effect a subdivision or combination of Interests of any Series, in each case, on an equal per Interest basis and so long as, after any such event, any amounts calculated on a per Interest basis or stated as a number of Interests are proportionately adjusted.

(b) Whenever such a distribution, subdivision or combination of Interests is declared, the Manager shall select a date as of which the distribution, subdivision or combination shall be effective. The Manager shall send notice thereof at least ten (10) Business Days prior to the date of such distribution, subdivision or combination to each Record Holder as of a date not less than five (5) Business Days prior to the date of such distribution, subdivision or combination. The Manager also may cause a firm of independent public accountants selected by it to calculate the number of Interests to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The Manager shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c) Subject to Section 3.4 and unless otherwise provided in any Series Designation, the Company shall not issue fractional Interests upon any distribution, subdivision or combination of Interests. If a distribution, subdivision or combination of Interests would otherwise result in the issuance of fractional Interests, each fractional Interest shall be rounded to the nearest whole Interest (and a 0.5 Interest shall be rounded to the next higher Interest).

Section 3.8 **Agreements**. The rights of all Members and the terms of all Interests are subject to the provisions of this Agreement (including any Series Designation).

ARTICLE IV
REGISTER AND TRANSFER OF INTERESTS

Section 4.1 **Maintenance of a Register; Manager as Transfer Agent**. Subject to the restrictions on Transfer and ownership limitations contained below, the Manager, or its appointee, shall keep or cause to be kept on behalf of the Company and each Series a register that will set forth the Record Holders of each of the Interests and information regarding the Transfer of each of the Interests. The Manager is hereby initially appointed as registrar and transfer agent of the Interests, provided that the Manager may appoint such third-party registrar and transfer agent as it determines appropriate in its sole discretion, for the purpose of registering Interests and Transfers of such Interests as herein provided, including as set forth in any Series Designation.

Section 4.2   General. Upon acceptance by the Manager of the Transfer of any Interests, each transferee of an Interest, (i) shall be admitted to the Company as a Substitute Member with respect to the Interests so transferred to such transferee when any such transfer or admission is reflected in the books and records of the Company, (ii) shall be deemed to agree to be bound by the terms of this Agreement by completing a Form of Adherence to the reasonable satisfaction of the Manager in accordance with Section 4.3(f)(ii), (iii) shall become the Record Holder of the Interests so transferred, and (iv) makes the consents and waivers contained in this Agreement. The Transfer of any Interests and the admission of any new Member shall not constitute an amendment to this Agreement, and no amendment to this Agreement shall be required for the admission of new Members.

Section 4.3   Transfer Restrictions.

(a)   No Transfer of any Member's Interest, whether voluntary or involuntary, shall be valid or effective, and no transferee shall become a Record Holder or Substituted Member if such Transfer violates any of the provisions in this Section 4.3. The Manager shall not recognize a transferee as a Record Holder or Substitute Member unless all of the conditions of Section 4.3(b) are also satisfied.

(b)   No Transfer of any Members Interests, whether voluntary or involuntary, shall be valid or effective and shall be void *ab initio* if the Manager, in its sole discretion, determines that such Transfer has or may:

(i)   result in the Company or any Series directly or indirectly exceeding the 99-investor limit provided by Section 3(c)(1) of the Investment Company Act, if applicable;

(ii)   cause all or any portion of the assets of the Company or any Series to constitute plan assets for purposes of ERISA;

(iii)   cause the Company, or a Series, to become subject to the Investment Company Act of 1940 or the Manager to become subject to the Investment Advisers Act of 1940;

(iv)   subject the Company, the Series, the Manager or any of their respective Affiliates to additional regulatory or governmental reporting or compliance requirements from which the Company was exempt as of the date of formation;

(v)   cause the Company to be disqualified as a limited liability company;

(vi)   subject the Company, any Series, the Manager or any of their respective Affiliates to any tax to which it would not otherwise be subject;

(vii)   require registration of the Company, any Series or any Interests under any securities laws of the United States of America, any state thereof or any other jurisdiction;

(viii)   violate or be inconsistent with any representation or warranty made by the transferring Member; or

(ix)   may adversely affect the Company or a Series as determined by the Manager in its sole discretion.

(c)   In the event any Transfer permitted by this Section shall result in beneficial ownership by multiple Persons of any Members' interest in the Company, the Manager may require one or more trustees or nominees to be designated to represent a portion of or the entire interest transferred for the purpose of receiving all notices which may be given and all payments which may be made under this Agreement, and for the purpose of exercising the rights which the transferor as a Member had pursuant to the provisions of this Agreement.

(d)   A transferee recognized by the Manager as a Record Holder shall be entitled to any future distributions attributable to the Interests transferred to such transferee and to transfer such Interests in accordance with the terms of this Agreement; *provided*, *however*, that such transferee shall not be entitled to the other rights of a Member as a result of such Transfer until he or she becomes a Substitute Member.

(e)   The Company and each Series shall incur no liability for distributions made in good faith to the transferring Member until a written instrument of Transfer has been received by the Company and recorded on its books and the effective date of Transfer has passed.

(f)   Any other provision of this Agreement to the contrary notwithstanding, any Substitute Member shall be bound by the provisions hereof. Prior to recognizing any Transfer in accordance with this Section, the Manager may require, in its sole discretion:

(i)   the transferring Member and each transferee to execute one or more deeds or other instruments of Transfer in a form satisfactory to the Manager;

(ii)   each transferee to acknowledge its assumption (in whole or, if the Transfer is in respect of part only, in the proportionate part) of the obligations of the transferring Member by executing a Form of Adherence (or any other equivalent instrument as determined by the Manager);

(iii)   each transferee to provide all the information required by the Manager to satisfy itself as to anti-money laundering, counter-terrorist financing and sanctions compliance matters; and

(iv)   payment by the transferring Member, in full, of the costs and expenses referred to in paragraph (g) below, and no Transfer shall be completed or recorded in the books of the Company, and no proposed Substitute Member shall be admitted to the Company as a Member, unless and until each of these requirements has been satisfied or, at the sole discretion of the Manager, waived.

(g)   The transferring Member shall bear all costs and expenses arising in connection with any proposed Transfer, whether or not the Transfer proceeds to completion, including any legal fees incurred by the Company or any broker or dealer, any costs or expenses in connection with any opinion of counsel, and any transfer taxes and filing fees.

Section 4.4   Transfer of Interests of Manager. The Manager may Transfer its Interests, if any, acquired at any time and from time to time. The Members hereby authorize the Manager to assign its rights, obligations and title as Manager to an Affiliate without the prior consent of any other Person, and, in connection with such transfer, designate such Affiliate of either Manager as a successor or Manager, provided, that the Manager shall notify the applicable Members of such change in the next regular communication to such Members.

Section 4.5   Death or Disability of a Member. Upon the Disability or death of a Member, that Member will cease to be a Member of the Company or a Series, as the case may be, and that disabled Member or the legal representative of that deceased Member's estate (or the trustee of a living trust established by that deceased Member if that Member's Interests have been transferred to a trust) shall not exercise any rights of a Member except such assignee may receive the distributions to which the deceased or disabled Member would be entitled.

Section 4.6   Notice of Restricted Transfer. Any Person who Transfers one or more Interests shall immediately give written notice to the Company of such Transfer, and shall provide to the Company such other information as the Company may request, including, but not limited to, the transferees name, address, email address, and the Ethereum transaction hash or transaction ID of the transfer.

Section 4.7   Remedies for Breach. If the Manager shall at any time determine in good faith that a Transfer or other event has taken place that results in a violation of this Article IV, it shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or other event, including, without limitation, causing the Company to redeem Interests, refusing to give effect to such Transfer on the books of the Company or instituting proceedings to enjoin such Transfer or other event.

ARTICLE V
MANAGEMENT AND OPERATION OF THE COMPANY AND EACH SERIES

Section 5.1 **Power and Authority of Manager**. Except as explicitly set forth in this Agreement, the Manager, as appointed pursuant to Section 3.1(h) of this Agreement, shall have full power and authority to do, and to direct the Officers, if any, to do, all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Company and each Series, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, in each case without the consent of the Members, including but not limited to the following:

(a)   the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including entering into on behalf of a Series, an Operating Expenses Reimbursement Obligation, or indebtedness that is convertible into Interests, and the incurring of any other obligations;

(b)   the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Company or any Series, and the making of any tax elections;

(c)   subject to the voting rights described in Section 3.5 and the Series Designation, the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Company or any Series or the merger or other combination of the Company with or into another Person;

(d)   (i) the use of the assets of the Company (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Company and the repayment of obligations of the Company and (ii) the use of the assets of a Series (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of such Series and the repayment of obligations of such Series;

(e)   the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Company or any Series under contractual arrangements to all or particular assets of the Company or any Series);

(f)   the declaration and payment of distributions of Free Cash Flows or other assets to Members of a Series;

(g)   the election and removal of Officers of the Company or of any Series;

(h)   the appointment of a Property Manager;

(i)   the selection, retention and dismissal of employees, agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment, retention or hiring, and the payment of fees, expenses, salaries, wages and other compensation to such Persons;

(j)   the solicitation of proxies from holders of any Series Interests issued on or after the date of this Agreement that entitles the holders thereof to vote on any matter submitted for consent or approval of Members under this Agreement;

(k)   the maintenance of insurance for the benefit of the Company, any Series and the Indemnified Persons and the reinvestment by the Manager in its sole discretion, of any proceeds received by such Series from an insurance claim in a replacement Series Property which is substantially similar to that which comprised the Series Property prior to the event giving rise to such insurance payment;

(l)   the formation of, or acquisition or disposition of an interest in, and the contribution of property and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity or arrangement;

(m)   the placement of any Free Cash Flow funds in deposit accounts in the name of a Series or of a custodian for the account of a Series, or to invest those Free Cash Flow funds in any other investments for the account of such Series, in each case pending the application of those Free Cash Flow funds in meeting liabilities of the Series or making distributions or other payments to the Members (as the case may be);

(n)   the control of any matters affecting the rights and obligations of the Company or any Series, including the bringing, prosecuting and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or remediation, and the incurring of legal expense and the settlement of claims and litigation, including in respect of taxes;

(o)   the indemnification of any Person against liabilities and contingencies to the maximum extent permitted by law;

(p)   the giving of consent of or voting by the Company or any Series in respect of any securities that may be owned by the Company or such Series;

(q)   the waiver of any condition or other matter by the Company or any Series;

(r)   the entering into of listing agreements with any National Securities Exchange, Alternative Trading System, or over- the-counter market and the delisting of some or all of the Interests from, or requesting that trading be suspended on, any such exchange or market;

(s)   the issuance, sale or other disposition, and the purchase or other acquisition, of Interests or options, rights or warrants relating to Interests;

(t)   the registration of any offer, issuance, sale or resale of Interests or other securities or any Series issued or to be issued by the Company under the Securities Act and any other applicable securities laws (including any resale of Interests or other securities by Members or other security holders);

> (u)   the execution and delivery of agreements with Affiliates of the Company or other Persons to render services to the Company or any Series;

> (v)   the selection of auditors for the Company;

> (w)   the selection of any transfer agent or depositor for any securities of the Company or any Series, and the entry into such agreements and provision of such other information as shall be required for such transfer agent or depositor to perform its applicable functions; and

> (x)   unless otherwise provided in this Agreement or the Series Designation, the calling of a vote of the Members as to any matter to be voted on by all Members of the Company or if a particular Series, as applicable.

The authority of the Manager, on the one hand, and of the Officers, on the other hand, shall be identical to the authority and functions of the board of directors and officers, respectively, of a corporation organized under the DGCL in addition to the powers that now or hereafter can be granted to Manager under the Delaware Act. No Member, by virtue of its status as such, shall have any management power over the business and affairs of the Company or any Series or actual or apparent authority to enter into, execute or deliver contracts on behalf of, or to otherwise bind, the Company or any Series.

> **Section 5.2   Determinations by the Manager**. In furtherance of the authority granted to the Manager pursuant to Section 5.1, the determination as to any of the following matters, made in good faith by or pursuant to the direction of the Manager, consistent with this Agreement, shall be final and conclusive and shall be binding upon the Company and each Series and every holder of Interests:

> (a)   the amount of Free Cash Flow of any Series for any period and the amount of assets at any time legally available for the payment of distributions on Interests of any Series;

> (b)   the amount of paid in surplus, net assets, other surplus, annual or other cash flow, funds from operations, net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sales of assets; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged);

> (c)   any interpretation of the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of any Series;

> (d)   the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by any Series or of any Interests;

(e)   the number of Interests within a Series;

(f)   any matter relating to the acquisition, holding and disposition of any assets by any Series;

(g)   the evaluation of any competing interests among the Series and the resolution of any conflicts of interests among the Series;

(h)   each of the matters set forth in <u>Section 5.1(a)</u> through <u>Section 5.1(y)</u>; or

(i)   any other matter relating to the business and affairs of the Company or any Series or required or permitted by applicable law, this Agreement or otherwise to be determined by the Manager.

Section 5.3   **<u>Delegation</u>**. The Manager may delegate to any Person or Persons any of the powers and authority vested in it hereunder and may engage such Person or Persons to provide administrative, compliance, technological and accounting services to the Company, on such terms and conditions as it may consider appropriate.

Section 5.4   **<u>Exculpation, Indemnification, Advances and Insurance</u>**.

(a)   Subject to other applicable provisions of this <u>Article V</u> including <u>Section 5.6</u>, the Indemnified Persons shall not be liable to the Company or any Series for any acts or omissions by any of the Indemnified Persons arising from the exercise of their rights or performance of their duties and obligations in connection with the Company or any Series, this Agreement or any investment made or held by the Company or any Series, including with respect to any acts or omissions made while serving at the request of the Company or on behalf of any Series as an officer, director, member, partner, fiduciary or trustee of another Person, other than such acts or omissions that have been determined in a final, non-appealable decision of a court of competent jurisdiction to constitute fraud, willful misconduct or gross negligence. The Indemnified Persons shall be indemnified by the Company and, to the extent Expenses and Liabilities are of any Series, each such Series, in each case, to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the Company and counsel fees and disbursements on a solicitor and client basis) (collectively, **Expenses and Liabilities**) arising from the performance of any of their duties or obligations in connection with their service to the Company or each such Series or this Agreement, or any investment made or held by the Company, each such Series, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such Person may hereafter be made party by reason of being or having been a manager of the Company or such Series under Delaware law, an Officer of the Company or of such Series, or an officer, director, member, partner, fiduciary or trustee of another Person, provided that this indemnification shall not cover Expenses and Liabilities that arise out of the acts or omissions of any Indemnified Party that have been determined in a final, non- appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to have resulted primarily from such Indemnified Persons fraud,

23

willful misconduct or gross negligence. Without limitation, the foregoing indemnity shall extend to any liability of any Indemnified Person, pursuant to a loan guaranty or otherwise, for any indebtedness of the Company or any Series (including any indebtedness which the Company or any Series has assumed or taken subject to), and the Manager or the Officers are hereby authorized and empowered, on behalf of the Company or any Series, to enter into one or more indemnity agreements consistent with the provisions of this Section in favor of any Indemnified Person having or potentially having liability for any such indebtedness. It is the intention of this paragraph that the Company and each applicable Series indemnify each Indemnified Person to the fullest extent permitted by law, provided that this indemnification shall not cover Expenses and Liabilities that arise out of the acts or omissions of any Indemnified Party that have been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to have resulted primarily from such Indemnified Persons fraud, willful misconduct or gross negligence.

(b)   The provisions of this Agreement, to the extent they restrict the duties and liabilities of an Indemnified Person otherwise existing at law or in equity, including Section 5.7, are agreed by each Member to modify such duties and liabilities of the Indemnified Person to the maximum extent permitted by law.

(c)   Any indemnification under this Section (unless ordered by a court) shall be made by each applicable Series. To the extent, however, that an Indemnified Person has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such Indemnified Person shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by such Indemnified Person in connection therewith.

(d)   Any Indemnified Person may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under paragraph (a). The basis of such indemnification by a court shall be a determination by such court that indemnification of the Indemnified Person is proper in the circumstances because such Indemnified Person has met the applicable standards of conduct set forth in paragraph (a). Neither a contrary determination in the specific case under paragraph (c) nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the Indemnified Person seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this paragraph shall be given to the Company promptly upon the filing of such application. If successful, in whole or in part, the Indemnified Person seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

(e)   To the fullest extent permitted by law, expenses (including attorney's fees) incurred by an Indemnified Person in defending any civil, criminal, administrative or investigative action, suit or proceeding may, at the option of the Manager, be paid by each applicable Series in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by each such Series as authorized in this Section.

(f)   The indemnification and advancement of expenses provided by or granted pursuant to this Section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under this Agreement, or any other agreement (including without limitation any Series Designation), vote of Members or otherwise, and shall continue as to an Indemnified Person who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnified Person unless otherwise provided in a written agreement with such Indemnified Person or in the writing pursuant to which such Indemnified Person is indemnified, it being the policy of the Company that indemnification of the persons specified in paragraph (a) shall be made to the fullest extent permitted by law. The provisions of this Section shall not be deemed to preclude the indemnification of any person who is not specified in paragraph (a) but whom the Company or an applicable Series has the power or obligation to indemnify under the provisions of the Delaware Act.

(g)   The Company and any Series may, but shall not be obligated to, purchase and maintain insurance on behalf of any Person entitled to indemnification under this Section against any liability asserted against such Person and incurred by such Person in any capacity to which they are entitled to indemnification hereunder, or arising out of such Persons status as such, whether or not the Company would have the power or the obligation to indemnify such Person against such liability under the provisions of this Section.

(h)   The indemnification and advancement of expenses provided by, or granted pursuant to, this Section shall, unless otherwise provided when authorized or ratified, inure to the benefit of the heirs, executors and administrators of any person entitled to indemnification under this Section.

(i)   The Company and any Series may, to the extent authorized from time to time by the Manager, provide rights to indemnification and to the advancement of expenses to employees and agents of the Company or such Series.

(j)   If this Section or any portion of this Section shall be invalidated on any ground by a court of competent jurisdiction each applicable Series shall nevertheless indemnify each Indemnified Person as to expenses (including attorney's fees), judgments, fines, and amounts paid in settlement with respect to any action, suit, proceeding or investigation, whether civil, criminal or administrative, including a grand jury proceeding or action or suit brought by or in the right of the Company, to the full extent permitted by any applicable portion of this Section that shall not have been invalidated.

(k)   Each of the Indemnified Persons may, in the performance of his, her or its duties, consult with legal counsel, accountants, and other experts, and any act or omission by such Person on behalf of the Company or any Series in furtherance of the interests of the Company or such Series in good faith in reliance upon, and in accordance with, the advice of such legal counsel, accountants or other experts will be full justification for any such act or omission, and such Person will be fully protected for such acts and omissions; *provided* that such legal counsel, accountants, or other experts were selected with reasonable care by or on behalf of such Indemnified Person.

(l)   An Indemnified Person shall not be denied indemnification in whole or in part under this Section because the Indemnified Person had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(m)   Any liabilities which an Indemnified Person incurs as a result of acting on behalf of the Company or any Series (whether as a fiduciary or otherwise) in connection with the operation, administration or maintenance of an employee benefit plan or any related trust or funding mechanism (whether such liabilities are in the form of excise taxes assessed by the Internal Revenue Service, penalties assessed by the Department of Labor, restitutions to such a plan or trust or other funding mechanism or to a participant or beneficiary of such plan, trust or other funding mechanism, or otherwise) shall be treated as liabilities indemnifiable under this Section, to the maximum extent permitted by law.

(n)   The Manager shall, in the performance of its duties, be fully protected in relying in good faith upon the records of the Company and any Series and on such information, opinions, reports or statements presented to the Company by any of the Officers or employees of the Company or of any Series, or by any other Person as to matters the Manager reasonably believes are within such other Persons professional or expert competence.

(o)   Any amendment, modification or repeal of this Section or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of or other rights of any indemnitee under this Section as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted and provided such Person became an indemnitee hereunder prior to such amendment, modification or repeal.

Section 5.5   Duties of Officers.

(a)   Except as set forth in Sections 5.4 and 5.6, as otherwise expressly provided in this Agreement or required by the Delaware Act, (i) the duties and obligations owed to the Company by the Officers, if any, shall be the same as the duties and obligations owed to a corporation organized under DGCL by its officers, and (ii) the duties and obligations owed to the Members by the Officers shall be the same as the duties and obligations owed to the stockholders of a corporation under the DGCL by its officers.

(b)   The Manager shall have the right to exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it thereunder either directly or by or through the duly authorized Officers of the Company or of a Series, and the Manager shall not be responsible for the misconduct or negligence on the part of any such Officer duly appointed or duly authorized by the Manager in good faith.

Section 5.6   **Standards of Conduct and Modification of Duties of the Manager**. Notwithstanding anything to the contrary herein or under any applicable law, including, without limitation, Section 18 1101(c) of the Delaware Act, the Manager and any Covered Person, in exercising its rights hereunder in its capacity as the manager of the Company or any Series, shall have no duty or obligation (fiduciary or otherwise) except as stated in this Agreement. The Manager shall not have any duty (including any fiduciary duty) to the Company, any Series, the Members or any other Person to self-dealing or corporate opportunities, all of which are hereby expressly waived. Notwithstanding the foregoing, neither the Manager nor any Covered Person shall be liable to the Company, a Series, or any other Covered Person for any loss, damage, or claim incurred by reason of any action taken or omitted to be taken so long as such action or omission does not constitute fraud or willful misconduct by the Manager or such Covered Person.

Section 5.7   **Reliance by Third Parties**. Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Company or any Series shall be entitled to assume that the Manager and any Officer of the Company or any Series has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company or such Series and to enter into any contracts on behalf of the Company or such Series, and such Person shall be entitled to deal with the Manager or any Officer as if it were the Company's or such Series sole party in interest, both legally and beneficially. Each Member hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the Manager or any Officer in connection with any such dealing. In no event shall any Person dealing with the Manager or any Officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Manager or any Officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Company or any Series by the Manager or any Officer or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement were in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Company or any Series and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Company or the applicable Series.

Section 5.8   **Related Party Transactions**. Notwithstanding that it may constitute a conflict of interest, the Manager and/or their respective Affiliates may engage in any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service or the establishment of any salary, other compensation or other terms of employment) with the Company or any Series, so long as (x) such transaction is on arm's length terms at market rate and (y) such transaction is approved by the Manager, acting in good faith. Without limiting the generality of the foregoing, each of the Members hereby acknowledges and expressly consents to each of the following:

         (a)   the Company or any Series' payment of expenses to the Manager in connection with the purchase, sale, lease and management of real property;

(b)   with respect to any Series, the purchase of real property, as described in such Series' Offering Document, from an affiliate or part related to the Manager or its principals,

(c)   the entering into and periodic renewal of the Property Management Agreement in accordance with Section 5.9; and

(d)   any other transaction expressly contemplated by the terms of this Agreement.

Section 5.9 <u>Appointment of a Property Manager for Real Property Interests</u>. The Manager exercises ultimate authority over the Series Property. Pursuant to Section 5.3, the Manager has the right to delegate its responsibilities under this Agreement in respect of the management of the Series Property. The Manager may, on behalf of the Company or any Series, appoint a Property Manager to manage Series Property consisting of real property interests on a discretionary basis, and to exercise, to the exclusion of the Manager (but under the supervision and authority of the Manager), all the powers, rights and discretions conferred on the Manager in respect of the Series Property and, the Manager on behalf of each Series, may enter into a property management agreement pursuant to which a Property Manager is formally appointed to manage such Series Property. Any consideration payable to a Property Manager for managing such Series Property will be negotiated by the Manager and remain separate from fees, if any, paid to the Manager.

Section 5.10   <u>The Manager May Engage in Other Activities</u>. The Manager shall not be obligated to devote all of its time or business efforts to the affairs of the Company or any particular Series, provided that the Manager shall devote the time, effort and skill as it determines in its sole discretion may be necessary or appropriate for the proper operation of the Company and each Series. Subject to the foregoing, the Manager may have other business interests and may engage in other activities in addition to those related to the Company and each Series. The Manager and its respective Affiliates may acquire interests in the Series, companies, partnerships, or any other Person issuing securities managed or administered by the Manager. The Manager's interests may be of a different class or type, with different rights and preferences, than those held by the Members. Likewise, the Manager may acquire or possess interests in other companies or business ventures that are competitive with the Company and each Series. None of the Members of the Company any Series will have the right, by virtue of this Agreement, to share or participate in other investments or activities of the Manager or to the income derived therefrom. Except as expressly set forth in this Agreement, the Manager and each Member, and their respective Affiliates may engage in or possess any interest in other business ventures of any kind, nature or description, independently or with others, whether those ventures are competitive with the Company or any Series or otherwise.

ARTICLE VI
FEES AND EXPENSES

28

Section 6.1   Cost to acquire the Series Property; Offering Expenses; Acquisition Expenses. Each Series shall bear the Offering Expenses and Acquisition Expenses incurred in connection with any Initial Offering and the sourcing and acquisition of a Series Property (except in the case of an unsuccessful Offering in which case all Dead Deal Costs shall be borne by the Manager).

Section 6.2   Operating Expenses; Dissolution Fees. Each Series shall be responsible for its Operating Expenses, all costs and expenses incidental to the termination and winding up of such Series and its share of the costs and expenses incidental to the termination and winding up of the Company as allocated to it in accordance with Section 6.4.

Section 6.3   Excess Operating Expenses; Further Issuance of Interests; Operating Expenses Reimbursement Obligation(s). If there are not sufficient cash reserves of, or revenues generated by, a Series to meet its Operating Expenses, the Manager may:

(a)   issue additional Interests in such Series in accordance with Section 3.4. Members shall be notified in writing at least ten (10) Business Days in advance of any proposal by the Manager to issue additional Interests pursuant to this Section; and/or

(b)   pay such excess Operating Expenses and not seek reimbursement; and/or

(c)   enter into an agreement pursuant to which the Manager loans to the Company or a Series an amount equal to the remaining excess Operating Expenses (the **"Operating Expenses Reimbursement Obligation(s)"**). The Manager, in its sole discretion, may impose a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Code)) on any Operating Expenses Reimbursement Obligation. The Operating Expenses Reimbursement Obligation(s) shall become repayable when cash becomes available for such purpose in accordance with Article VII.

Section 6.4   Allocation of Expenses. Each Series shall be responsible for bearing its respective fees and expenses, including but not limited to any Brokerage Fee, Offering Expenses, Acquisition Expenses, and Operating Expenses.

Section 6.5   Overhead of the Manager. The Manager shall pay, and the Members shall not bear the costs related to, its own overhead expenses, including: (i) all of the ordinary overhead and administrative expenses of the Manager including, without limitation, all costs and expenses on account of rent, utilities, insurance (not including property insurance for the Property of each Series), office supplies, office equipment, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, travel, entertainment, salaries and bonuses, but excluding any Operating Expenses, (ii) any Dead Deal Costs, and (iii) such other amounts in respect of any Series as it shall agree in writing or as is explicitly set forth in any Offering Document.

Section 6.6   Fees Payable to the Manager or its Affiliates. The Manager or its Affiliates shall be entitled to receive the fees listed in the Series Designation, if any. The Manager or its Affiliates, in their sole discretion may defer or waive any fee payable to it under this Agreement, provided that such deferral or waiver is evidenced by the Manager in a writing explicitly stating the waiver or deferral. All or any portion of any deferred fees will be deferred without interest and paid when the Manager determines. Each Series may retain certain of the Manager's affiliates, for necessary services relating to our investments or our operations, including any administrative services, construction, brokerage, leasing, development, financing, title, insurance, property oversight, other property management services, and tokenization services. Any such arrangements will be at market terms and rates.

ARTICLE VII
DISTRIBUTIONS

Section 7.1 **General**. Subject to the applicable provisions of the Delaware Act and except as otherwise provided herein, the Manager may, in its sole discretion, at any time and from time to time, declare, make and pay distributions of cash to the Members of any Series. Subject to the terms of any Series Designation (including, without limitation, the Preferential Rights, if any, of holders of any other class of Interests of any Series) and of Article XI, distributions shall be paid to the Record Holders of Interests of any Series on an equal per-Interest basis as of the Record Date selected by the Manager. Notwithstanding any provision to the contrary contained in this Agreement, neither the Company nor any Series shall be required to make a distribution to any Member on account of its interest in the Company or a Series if such distribution would violate the Delaware Act or other applicable law.

Section 7.2 **Application of Amounts upon the Liquidation of a Series**. Subject to Section 7.3 and Article XI and any Series Designation, any amounts available for distribution following the liquidation of a Series, net of any fees, costs and liabilities (as determined by the Manager in its sole discretion), shall be applied and distributed 100% to the Members of such Series (pro rata to their Interests and which, for the avoidance of doubt, may include the Manager and its Affiliates).

Section 7.3 **Timing of Distributions**.

(a) Subject to the applicable provisions of the Delaware Act and except as otherwise provided herein, the Manager shall pay distributions to the Members of such Series pursuant to Section 7.1, at such times as the Manager shall reasonably determine, and pursuant to Section 7.2, as soon as reasonably practicable after the relevant amounts have been received by the Series; *provided that*, the Manager shall not be obliged to make any distribution pursuant to this Section (i) unless there are sufficient amounts available for such distribution or (ii) which, in the reasonable opinion of the Manager, would or might leave the Company or such Series with insufficient funds to meet any future contemplated obligations or contingencies including to meet any Operating Expenses and outstanding Operating Expenses Reimbursement Obligations (and the Manager is hereby authorized to retain any amounts within the Company to create a reserve to meet any such obligations or contingencies), or which otherwise may result in the Company or such Series having unreasonably small capital for the Company or such Series to continue its business as a going concern. Subject to the terms of any Series Designation (including, without limitation, the Preferential Rights, if any, of holders of any other class of Interests of the applicable Series), distributions shall be paid to the holders of the Interests of a Series on an equal per Interest basis as of the Record Date selected by the Manager.

(b)   Notwithstanding <u>Section 7.2</u> and <u>Section 7.3(a)</u>, in the event of the termination and liquidation of a Series, all distributions shall be made in accordance with, and subject to the terms and conditions of, <u>Article XI</u>.

(c)   Each distribution in respect of any Interests of a Series shall be paid by the Manager, directly or through any other Person or agent, only to the Record Holder of such Interests as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Company and such Series liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 7.4   Distributions in Kind. Distributions in kind of the entire or part of a Series Property to Members are prohibited.


ARTICLE VIII
BOOKS, RECORDS, ACCOUNTING AND REPORTS


Section 8.1   Records and Accounting.

(a)   The Manager shall keep or cause to be kept at the principal office of the Company or such other place as determined by the Manager appropriate books and records with respect to the business of the Company and each Series shall do the same for each Series, including all books and records necessary to provide to the Members any information required to be provided pursuant to this Agreement or applicable law. Any books and records maintained by or on behalf of the Company or any Series in the regular course of its business, including the record of the Members, books of account and records of Company or Series proceedings, may be kept in such electronic form as may be determined by the Manager; *provided*, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Company and each Series shall be maintained, for tax and financial reporting purposes, on an accrual basis in accordance with U.S. GAAP, unless otherwise required by applicable law or other regulatory disclosure requirement.

(b)   Each Member shall have the right, upon reasonable demand for any purpose reasonably related to the Members Interest as a member of the Company (as reasonably determined by the Manager) to such information pertaining to the Company as a whole and to each Series in which such Member has an Interest, as provided in Section 18-305 of the Delaware Act; provided, that prior to such Member having the ability to access such information, the Manager shall be permitted to require such Member to enter into a confidentiality agreement in form and substance reasonably acceptable to the Manager. For the avoidance of doubt, except as may be required pursuant to <u>Article X</u>, a Member shall only have access to the information (including any Series Designation) referenced with respect to any Series in which such Member is a Record Holder for that Series' Interests and not to any Series in which such Member does not have an interest.

(c)   Except as otherwise set forth in the applicable Series Designation, within 120 calendar days after the end of the fiscal year and 90 calendar days after the end of the semi-annual reporting date, the Manager shall use its commercially reasonable efforts to circulate to each Member electronically by e-mail or made available via an online platform:

(i) a financial statement of such Series prepared in accordance with U.S. GAAP, which includes a balance sheet, profit and loss statement and a cash flow statement; and

(ii) confirmation of the number of Interests in each Member's respective Series Outstanding as of the end of the most recent fiscal year; provided, that notwithstanding the foregoing, if the Company or any Series is required to disclose financial information pursuant to the Securities Act or the Exchange Act (including without limitations periodic reports under the Exchange Act or under Rule 257 under Regulation A of the Securities Act), then compliance with such provisions shall be deemed compliance with this Section 8.1(c)(ii) and no further or earlier financial reports shall be required to be provided to the Members of the applicable Series with such reporting requirement.

Section 8.2   Fiscal Year. Unless otherwise provided in a Series Designation, the fiscal year for tax and financial reporting purposes of each Series shall be a calendar year ending December 31 unless otherwise required by the Code. The fiscal year for financial reporting purposes of the Company shall be a calendar year ending December 31.

ARTICLE IX
TAX MATTERS

Section 9.1   Partnership Representative.

(a)   The Manager is hereby designated as the "partnership representative" within the meaning of Section 6223 of the Code (the "***Partnership Representative***"). The Partnership Representative will have all of the powers and authority of a "partnership representative" under the Code. The Partnership Representative will represent the Company (at the its expense) in connection with all administrative and judicial proceedings by the Internal Revenue Service or any taxing authority involving any tax return of the Company, and may expend the Company's funds for professional services and associated costs. The Partnership Representative will provide to the Members notice of any communication to, from, or agreements with a federal, state or local authority regarding any return of the Fund, including a summary of the provisions.

(b)   The Manager may designate a third-party as the Partnership representative at any time.

(c)   The Partnership Representative shall, within ten (10) days of the receipt of any notice from the Internal Revenue Service in any administrative proceeding at the Company level relating to the determination of any Company item of income, gain, loss, deduction or credit, mail a copy of such notice to each Member.

Section 9.2 **Right to Make §754 Election**.

      (a)   By a vote of the Members of the Company holding a majority interest, the Members may make or revoke, on behalf of the Company, an election in accordance with §754 of the Code, so as to adjust the basis of Company property in the case of a distribution of property within the meaning of §734 of the Code, and in the case of a transfer of a Company interest within the meaning of §743 of the Code. Each of the Members of the Company and of each Series shall supply the information necessary to give effect to such an election.

      (b)   In the case of a transfer of a Membership interest on the death of a Member of a Series or of the Company, the basis of the Series' property or Company's property shall be adjusted in the manner provided in Code §743 and the Series or the Company shall file such information as may be required by the Regulations to report a Code §754 election. In any other case to which the elections under Code §734 and Code §743 may apply, the Managers shall make such determination from time to time.

      Section 9.3 **Tax Classification**. It is the intention of the parties hereto that the Company and each Series be classified as a partnership, and not as an association taxable as a corporation, for federal income-tax purposes, and the provisions of this Agreement shall be interpreted in a manner consistent with such intention. No election shall be filed with the Internal Revenue Service (or the tax authorities of any State) to have the Company taxable other than as a partnership for income-tax purposes without the prior consent of all Members of the Company.


ARTICLE X
REMOVAL AND WITHDRAWAL OF THE MANAGER


      Section 10.1 **Term & Removal**. The Manager may be removed or replaced as the Manager only as specifically provided in this Section 10.1. Notwithstanding anything to the contrary contained herein, if a Manager Material Default occurs with respect to a Series then fifty-one percent (51%) of the Members of such Series may elect to remove the Manager, which removal shall be effective upon the Manager's receipt of written notice of such removal from such Members and the successor Manager of such Series shall be selected by the Members of such Series.

      Section 10.2 **Withdrawal as Manager**. The Manager may withdraw as such if the Company or any Series becomes required to register as an investment company under the Investment Company Act, with such withdrawal deemed to occur immediately before such event. Except as set forth in Section 4.4, in the event of the resignation or withdrawal of Manager of its rights, obligations and title as Manager, as the case may be, the Manager shall nominate a successor Manager and the vote of a majority of the Interests held by Members shall be required to elect such successor Manager. The Manager shall continue to serve as such until such date as a successor Manager is elected pursuant to the terms of this Section 10.2. If the Manager withdraws without disposing its Interests, the Manager shall remain a Member of the Company or Series in which it holds Interests.

ARTICLE XI
DISSOLUTION, TERMINATION AND LIQUIDATION

Section 11.1   **Dissolution and Termination**.

(a)   The Company shall not be dissolved by the admission of Substitute Members or Additional Members or the withdrawal of a transferring Member following a Transfer of any Series. The Company shall dissolve, and its affairs shall be wound up, upon:

(i)   an election to dissolve the Company by the Manager;

(ii)   the sale, exchange or other disposition of all or substantially all of the assets and properties of all Series (which shall include the obsolesce of a Series Property) and the subsequent election to dissolve the Company by the Manager;

(iii)   the entry of a decree of judicial dissolution of the Company pursuant to the provisions of the Delaware Act;

(iv)   at any time that there are no Members of the Company, unless the business of the Company is continued in accordance with the Delaware Act; or

(b)   A Series shall not be terminated by the admission of Substitute Members or Additional Members or the withdrawal of a transferring Member following a Transfer of any Series. Unless otherwise provided in the Series Designation, a Series shall terminate, and its affairs shall be wound up, upon:

(i)   the dissolution of the Company pursuant to Section 11.1(a);

(ii)   the sale, exchange or other disposition of all or substantially all of the assets and properties of such Series (which shall include the obsolesce of the Series Property) and the subsequent election to dissolve the Company by the Manager. The termination of the Series pursuant to this sub-paragraph shall not require the consent of the Members;

(iii)   an event set forth as an event of termination of such Series in the Series Designation establishing such Series;

(iv)   an election to terminate the Series by the Manager; or

(v)   at any time that there are no Members of such Series, unless the business of such Series is continued in accordance with the Delaware Act.

(c)   The dissolution of the Company or any Series pursuant to Section 18-801(a)(3) of the Delaware Act shall be strictly prohibited.

Section 11.2   <u>Liquidator</u>. Upon dissolution of the Company or termination of any Series, the Manager shall select one or more Persons (which may be the Manager) to act as Liquidator. In the case of a dissolution of the Company, (i) the Liquidator shall be entitled to receive compensation for its services as Liquidator; (ii) the Liquidator shall agree not to resign at any time without fifteen (15) days prior notice to the Manager and may be removed at any time by the Manager; (iii) upon dissolution, death, incapacity, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days be appointed by the Manager. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this ARTICLE XI, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the Manager under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Company as provided for herein. In the case of a termination of a Series, other than in connection with a dissolution of the Company, the Manager shall act as Liquidator.

Section 11.3   <u>Liquidation of a Series</u>. In connection with the liquidation of a Series, whether as a result of the dissolution of the Company or the termination of such Series, the Liquidator shall proceed to dispose of the assets of such Series, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Sections 18-215 and 18-804 of the Delaware Act, the terms of any Series Designation and the following:

(a)   Subject to <u>Section 11.3(c)</u>, the assets may be disposed of by public or private sale on such terms as the Liquidator may determine. The Liquidator may defer liquidation for a reasonable time if it determines that an immediate sale or distribution of all or some of the assets would be impractical or would cause undue loss to the Members of such Series.

(b)   Liabilities of each Series include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of <u>Section 11.2</u>) as well as any outstanding Operating Expenses Reimbursement Obligations and any other amounts owed to Members of such Series otherwise than in respect of their distribution rights under <u>Article VII</u>. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of Free Cash Flows or other assets to provide for its payment. When paid, any unused portion of the reserve shall be applied to other liabilities or distributed as additional liquidation proceeds.

(c)   Subject to the terms of any Series Designation (including, without limitation, the preferential rights, if any, of holders of any other class of Interests of the applicable Series), all property and all Free Cash Flows in excess of that required to discharge liabilities as provided in <u>Section 11.3(b)</u> shall be distributed to the holders of the Interests of the Series on an equal per Interest basis.

Section 11.4   Cancellation of Certificate of Formation. In the case of a dissolution of the Company, upon the completion of the distribution of all Free Cash Flows and property in connection the termination of all Series (other than the reservation of amounts for payments in respect of the satisfaction of liabilities of the Company or any Series), the Certificate of Formation and all qualifications of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Company shall be taken by the Liquidator or the Manager, as applicable.

Section 11.5   Return of Contributions. None of any Member, the Manager, or any Officer of the Company or of any Series or any of their respective Affiliates, officers, directors, members, shareholders, employees, managers, partners, controlling persons, agents or independent contractors will be personally liable for, or have any obligation to contribute or loan any monies or property to the Company or any Series to enable it to effectuate, the return of the Capital Contributions of the Members of a Series, or any portion thereof, it being expressly understood that any such return shall be made solely from a Series Property.

Section 11.6   Waiver of Partition. To the maximum extent permitted by law, each Member hereby waives any right to partition of the Company or a Series Property.

ARTICLE XII
AMENDMENT OF AGREEMENT, SERIES DESIGNATION

Section 12.1 General. Except as provided in <u>Section 12.2</u>, the Manager may amend any of the terms of this Agreement or any Series Designation as it determines in its sole discretion and without the consent of any of the Members. Without limiting the foregoing, the Manager, without the approval of any Member, may amend any provision of this Agreement or any Series Designation, and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a)   a change that the Manager determines to be necessary or appropriate in connection with any action taken or to be taken by the Manager pursuant to the authority granted in this Agreement;

(b)   a change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

(c)   the admission, substitution, withdrawal or removal of Members in accordance with this Agreement, any Series Designation;

(d)   a change that the Manager determines to be necessary or appropriate to qualify or continue the qualification of the Company as a limited liability company under the laws of any state or to ensure that each Series will continue to be taxed as an entity for U.S. federal income tax purposes;

(e)   a change that the Manager determines to be necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act);

(f)   a change that the Manager determines to be necessary, desirable or appropriate to facilitate the trading of the Interests (including, without limitation, the division of any class or classes or series of Outstanding Interests into different classes or Series to facilitate uniformity of tax consequences within such classes or Series) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange or over-the-counter market on which Interests are or will be listed for trading, compliance with any of which the Manager deems to be in the best interests of the Company and the Members;

(g)   a change that is required to effect the intent expressed in any Offering Document or the intent of the provisions of this Agreement or any Series Designation or is otherwise contemplated by this Agreement or any Series Designation;

(h)   a change in the fiscal year or taxable year of the Company or any Series and any other changes that the Manager determines to be necessary or appropriate;

(i)   an amendment that the Manager determines, based on the advice of counsel, to be necessary or appropriate to prevent the Company, the Manager, any Officers or any trustees or agents of the Company from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisers Act, or plan asset regulations adopted under ERISA, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(j)   an amendment that the Manager determines to be necessary or appropriate in connection with the establishment or creation of additional Series pursuant to Section 3.3 or the authorization, establishment, creation or issuance of any class or series of Interests of any Series pursuant to Section 3.4 and the admission of Additional Members;

(k)   any other amendment other than an amendment expressly requiring consent of the Members as set forth in Section 12.2; and

(l)   any other amendments substantially similar to the foregoing.

Section 12.2   Certain Amendment Requirements. Notwithstanding the provisions of Section 12.1:

(a)   no amendment to this Agreement shall be made without the consent of the Members holding of a majority of all of the Outstanding Interests, that:

(i)   decreases the percentage of Outstanding Interests required to take any action hereunder;

(ii)   materially adversely affects the rights of all of the Members;

(iii)   modifies <u>Section 12.1(a)</u> or gives any Person the right to dissolve the Company; or

(iv)   modifies the term of the Company.

(b)   no amendment to this Agreement shall be made without the consent of the Members holding of a majority of the Outstanding Interests of a particular Series, that materially adversely affects the rights of any of the holders of Interests of that particular Series as compared to holders of Interests of other Series; and

(c)   no amendment to any Series Designation shall be made without the consent of the Members holding of a majority of the Outstanding Interests of a particular Series, that materially adversely affects the rights of any of the holders of Interests of that particular Series.

Section 12.3 <u>**Amendment Approval Process**</u>.

(a)   If the Members desire to amend any provision of this Agreement or the Series Designation governing such Members, then such Members shall first adopt a resolution setting forth the amendment proposed, and, notify the Manager, in accordance with the procedures provided by <u>Section 15.1</u>, of their desire to adopt such proposal. Within ten (10) days of receiving such notice, the Manager shall, (1) if the proposed resolution would amend this Agreement, cause a vote of the Members of all Series to be taken for and against the proposed amendment; or (2) if the proposed resolution would amend a particular Series Designation only and not this Agreement, cause a vote of the Members of such Series that would be affected by the amendment to be taken for and against the proposed amendment.

(b)   If the Manager desires to amend any provision of this Agreement or any Series Designation, other than as permitted by <u>Section 12.1</u>, then it shall first adopt a resolution setting forth the amendment proposed, declaring its advisability, and, if a vote of the Members of a Series is required under this Agreement, then call a meeting of the Members entitled to vote in respect thereof for the consideration of such amendment. Amendments to this Agreement or any Series Designation may be proposed only by or with the consent of the Manager. Such meeting shall be called and held upon notice in accordance with <u>Article XIII</u> of this Agreement. The notice shall set forth such amendment in full or a brief summary of the changes to be effected thereby, as the Manager shall deem advisable. At the meeting, a vote of Members entitled to vote thereon shall be taken for and against the proposed amendment.

(c)   A proposed amendment affecting all of the Members of all of the Series shall be effective upon its approval by the affirmative vote of the holders of not less than a majority of the Interests of all Series then Outstanding, voting together as a single class, unless a greater percentage is required under this Agreement or by Delaware law. A proposed amendment materially adversely affecting all of the Members of a particular Series shall be effective upon its approval by the affirmative vote of the holders of not less than a majority of the Interests of such affected Series then Outstanding, unless a greater percentage is required under this Agreement or by Delaware law.

(d)   Within five (5) days of holding a vote to amend this Agreement, the Manager shall deliver to each Member prompt notice of the adoption or rejection of each proposed amendment made to this Agreement. Within five (5) days of holding a vote to amend a Series Designation, the Manager shall deliver to the Member of such Series prompt notice of the adoption or rejection of each proposed amendment to such Series Designation. All such notices shall specify a summary of the adopted or rejected amendment and the number of votes cast for and against the adopted or rejected amendment.

ARTICLE XIII
MEMBER MEETINGS

Section 13.1   Meetings. The Company shall not be required to hold an annual meeting of the Members. The Manager may, whenever it thinks fit, convene meetings of the Company or any Series. Meetings may be held physically, electronically, or telephonically so long as the Manager provides notice to each Member specifying the methods and means of attending the meeting (e.g. dial in phone number, virtual meeting link, physical address)

Section 13.2   Quorum. No business shall be transacted at any meeting unless a quorum of Members is present at the time when the meeting proceeds to business; in respect of meetings of the Company, Members holding 50% of Interests, and in respect of meetings of any Series, Members holding 50% of Interests in such Series, present in person or by proxy shall be a quorum. In the event a meeting is not quorate, the Manager may adjourn or cancel the meeting, as it determines in its sole discretion.

Section 13.3   Chairman. Any designee of the Manager shall preside as chairman of any meeting of the Company or any Series.

Section 13.4   Voting Rights. Subject to the provisions of any class or series of Interests of any Series then Outstanding, the Members of the Company shall be entitled to vote only on those matters expressly provided for under the terms of this Agreement and in each Series Designation.

Section 13.5   Extraordinary Actions. Except as specifically provided in this Agreement, notwithstanding any provision of law permitting or requiring any action to be taken or authorized by the affirmative vote of the holders of a greater number of votes, any such action shall be effective and valid if taken or approved by the affirmative vote of holders of Interests entitled to cast a majority of all the votes entitled to be cast on the matter.

Section 13.6 **Manager Approval**. Other than as provided for in Article X, the submission of any action of the Company or a Series to Members for their consideration shall first be approved by the Manager.

Section 13.7 **Action By Members without a Meeting**. Any Series Designation may provide that any action required or permitted to be taken by the holders of the Interests to which such Series Designation relates may be taken without a meeting by the written consent of such holders or Members entitled to cast a sufficient number of votes to approve the matter as required by statute or this Agreement, as the case may be.

ARTICLE XIV
CONFIDENTIALITY

Section 14.1 **Confidentiality Obligations**. All information contained in the accounts and reports prepared by the Company and any other information disclosed to a Member under or in connection with this Agreement is confidential and non-public and each Member undertakes to treat that information as confidential information and to hold that information in confidence. No Member shall, and each Member shall ensure that every person connected with or of that Member shall not, disclose to any person or use to the detriment of the Company, any Series, any Member or any Series Property any confidential information which may have come to its knowledge concerning the affairs of the Company, any Series, any Member, any Series Property or any potential Series Property, and each Member shall use any such confidential information exclusively for the purposes of monitoring and evaluating its investment in the Company. This Section 14.1 is subject to Section 14.2 and Section 14.3.

Section 14.2 **Exempted information**. The obligations set out in Section 14.1 shall not apply to any information which:

(a)   is public knowledge and readily publicly accessible as of the date of such disclosure;

(b)   becomes public knowledge and readily publicly accessible, other than as a result of a breach of this Article XIV; or

(c)   has been publicly filed with the U.S. Securities and Exchange Commission.

Section 14.3 **Permitted Disclosures**. The restrictions on disclosing confidential information set out in Section 14.1 shall not apply to the disclosure of confidential information by a Member:

(a)   to any person, with the prior written consent of the Manager (which may be given or withheld in the Managers sole discretion);

(b)   if required by law, rule or regulation applicable to the Member (including without limitation disclosure of the tax treatment or consequences thereof), or by any

Governmental Entity having jurisdiction over the Member, or if requested by any Governmental Entity having jurisdiction over the Member, but in each case only if the Member (unless restricted by any relevant law or Governmental Entity): (i) provides the Manager with reasonable advance notice of any such required disclosure; (ii) consults with the Manager prior to making any disclosure, including in respect of the reasons for and content of the required disclosure; and (iii) takes all reasonable steps permitted by law that are requested by the Manager to prevent the disclosure of confidential information (including (a) using reasonable endeavors to oppose and prevent the requested disclosure and (b) returning to the Manager any confidential information held by the Member or any person to whom the Member has disclosed that confidential information in accordance with this Section); or

(c)   to its trustees, officers, directors, employees, legal advisers, accountants, investment managers, investment advisers and other professional consultants who would customarily have access to such information in the normal course of performing their duties, but subject to the condition that each such person is bound either by professional duties of confidentiality or by an obligation of confidentiality in respect of the use and dissemination of the information no less onerous than this Article XIV.

ARTICLE XV
GENERAL PROVISIONS

Section 15.1 <u>Addresses and Notices</u>.

(a)   Any notice to be served in connection with this Agreement shall be served in writing via electronic transmission, as defined under Delaware law, (which, for the avoidance of doubt, shall include e-mail) and any notice or other correspondence under or in connection with this Agreement shall be delivered to the relevant party at the address given in this Agreement (or, in the case of a Member, in its Form of Adherence) or to such other address as may be notified in writing for the purposes of this Agreement to the party serving the document and that appears in the books and records as administered electronically by the Company and any Series. The Company intends to make transmissions by electronic means to ensure prompt receipt and may also publish notices or reports on a secure electronic application to which all Members have access, and any such publication shall constitute a valid method of serving notices under this Agreement.

(b)   Any notice or correspondence shall be deemed to have been served as follows:

(i)   in the case of hand delivery, on the date of delivery if delivered before 5:00 p.m. Eastern Standard Time ("**EST**") on a Business Day and otherwise at 9:00 a.m. on the first Business Day following delivery;

(ii)   in the case of service by U.S. registered mail, on the third Business Day after the day on which it was posted;

(iii) in the case of email (subject to oral or electronic confirmation of receipt of the email in its entirety), on the date of transmission if transmitted before 5:00 p.m. EST on a Business Day and otherwise at 9:00 a.m. EST on the first Business Day following transmission; and

(iv) in the case of notices published on an electronic application, on the date of publication if published before 5:00 p.m. EST on a Business Day and otherwise at 9:00 a.m. EST on the first Business Day following publication.

(c) In proving service (other than service by e-mail), it shall be sufficient to prove that the notice or correspondence was properly addressed and left at or posted by registered mail to the place to which it was so addressed.

(d) Any notice to the Company (including any Series) shall be deemed given if received by any member of the Manager at the principal office of the Company designated pursuant to Section 2.3. The Manager and the Officers may rely and shall be protected in relying on any notice or other document from a Member or other Person if believed by it to be genuine.

Section 15.2 Further Action. The parties to this Agreement shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 15.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 15.4 Integration. This Agreement, together with the applicable Form of Adherence and any applicable Series Designation, constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 15.5 Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Company or any Series.

Section 15.6 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 15.7 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto (which signature may be provided electronically) or, in the case of a Person acquiring an Interest, upon acceptance of its Form of Adherence.

Section 15.8   Applicable Law and Jurisdiction.

(a)   This Agreement and the rights of the parties shall be governed by and construed in accordance with the laws of the State of Delaware. Non-contractual obligations (if any) arising out of or in connection with this agreement (including its formation) shall also be governed by the laws of the State of Delaware. The rights and liabilities of the Members in the Company and each Series and as between them shall be determined pursuant to the Delaware Act and this Agreement. To the extent the rights or obligations of any Member are different by reason of any provision of this Agreement than they would otherwise be under the Delaware Act in the absence of any such provision, or even if this Agreement is inconsistent with the Delaware Act, this Agreement shall control, except to the extent the Delaware Act prohibits any particular provision of the Delaware Act to be waived or modified by the Members, in which event any contrary provisions hereof shall be valid to the maximum extent permitted under the Delaware Act.

(b)   To the fullest extent permitted by applicable law, any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with this Agreement, or the transactions contemplated hereby shall be brought in Chancery Court in the State of Delaware and each Member hereby consents to the exclusive jurisdiction of the Chancery Court in the State of Delaware (and of the appropriate appellate courts therefrom) in any suit, action or proceeding, and irrevocably waives, to the fullest extent permitted by applicable law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. To the fullest extent permitted by applicable law, each Member hereby waives the right to commence an action, suit or proceeding seeking to enforce any provisions of, or based on any matter arising out of or in connection with this Agreement, or the transactions contemplated hereby or thereby in any court outside of the Chancery Court in the State of Delaware except to the extent otherwise explicitly provided herein. The provisions of this Section 15.8(b) shall not be applicable to an action, suit or proceeding to the extent it pertains to a matter as to which the claims are exclusively vested in the jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or if the Chancery Court in the State of Delaware does not have jurisdiction over such matter.

(c)   Process in any suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any court. Without limiting the foregoing, each party agrees that service of process on such party by written notice pursuant to Section 11.1 will be deemed effective service of process on such party.

(d)   TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EVERY PARTY TO THIS AGREEMENT AND ANY OTHER PERSON WHO BECOMES A MEMBER OR HAS RIGHTS AS AN ASSIGNEE OF ANY PORTION OF ANY MEMBERS MEMBERSHIP INTEREST HEREBY WAIVES ANY RIGHT TO A JURY TRIAL AS TO ANY MATTER UNDER THIS AGREEMENT OR IN ANY OTHER WAY RELATING TO THE COMPANY OR THE RELATIONS UNDER THIS

43

AGREEMENT OR OTHERWISE AS TO THE COMPANY AS BETWEEN OR AMONG ANY SAID PERSONS. CLAIMS UNDER THE FEDERAL SECURITIES LAWS SHALL NOT BE SUBJECT TO THIS JURY TRIAL WAIVER PROVISION.

(e)   Notwithstanding anything contrary in this <u>Section 15.8</u>, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Additionally, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provisions in this Agreement will not apply to suits brought to enforce any duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal and state courts have concurrent or exclusive jurisdiction, as the case may be, and Interest Holders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Section 15.9   <u>Invalidity of Provisions</u>. If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 15.10 <u>Consent of Members</u>. Each Member hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Members, such action may be so taken upon the concurrence of less than all of the Members and each Member shall be bound by the results of such action.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been executed as of the date first written above.

MANAGER: **VYLON BALANCE SOLUTIONS, LLC**

By: DocuSigned by: Victor Rosales
746C5BB7AC6F4FC...
Victor Rosales
Member

MEMBER: **VYLON BALANCE SOLUTIONS, LLC**

By: DocuSigned by: Victor Rosales
746C5BB7AC6F4FC...
Victor Rosales
Member

**COUNTERPART SIGNATURE PAGE TO
AMENDED AND RESTATED
LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
SMART VYLON, LLC**

Reference is made to the Amended and Restated Operating Agreement of the SMART VYLON, LLC, dated as of September 29, 2020 (as may be amended from time to time, the "*Operating Agreement*"), by and among the Members of NECTAR SERIES, a series of SMART VYLON, LLC.

The undersigned hereby executes this counterpart signature page to the Operating Agreement and authorizes this signature page to be attached as a counterpart signature page to the Operating Agreement.

The undersigned acknowledges that he/she/it is a Member for all purposes under the Operating Agreement and that, in such capacity, the undersigned will be bound by, and will be entitled to the rights and benefits of, the terms and provisions of the Operating Agreement.

MEMBER:

FOR INDIVIDUALS:	**FOR ENTITIES:**
_____	_____
Print Name	Print Entity Name
_____	_____
Signature	Signature of Authorized Representative
_____	_____
_____	_____
Home Address	Business Address
Social Security No.: _____	EIN No.: _____
_____	_____
Total Investment	Total Investment
Date: _____	Date: _____

EXHIBIT A

Name	Smart Vylon, LLC Membership Interest (Units)	Total Units	Percentage Interest
Vylon Balance Solutions, LLC	100	100	100%

EXHIBIT B
Nectar Series Designation Agreement

In accordance with the above Amended and Restated Operating Agreement of Smart Vylon, LLC (the "***Operating Agreement***"), this Series Designation Agreement, dated as of September 29, 2020 (the "***Nectar Series Designation Agreement***"), is entered into by and between Smart Vylon, LLC (the "***Manager***") and the Member on the signature page hereto, both associated as Members of this newly created series (the "***Nectar Series***"). Capitalized terms used herein and not otherwise defined are used as defined in the Operating Agreement.

Name of Series	Nectar Series, a series of Smart Vylon, LLC.
Effective Date of Establishment	September 29, 2020
Manager	Vylon Balance Solutions, LLC, was appointed as the Manager of Nectar Series with effect from the date of this Nectar Series Designation Agreement. Agreement and shall continue to act as the Manager of Nectar Series until the dissolution of the Nectar Series pursuant to Section 11.1(b) or its replacement pursuant to Section 4.3 or Article X.
Investment Purpose and Series Property	The Series was formed for the purpose of owning an interest in real property as described in the Offering Document provided to prospective investors in connection with the Initial Offering of Nectar Series Interests.
Series Members	The members of the Nectar Series shall include (1) the Manager, and (2) each Person who executes this Nectar Series Designation Agreement and purchases or subscribes for the Interests in accordance with the Operating Agreement.
Interests	The maximum and minimum number of the Nectar Series Interests the Company shall initially offer shall be listed in the Offering Document provided to prospective investors in connection with the Initial Offering of Nectar Series Interests. The Nectar Series Interests represent interests only in the Nectar Series and not in Smart Vylon, LLC or any other Series thereof.
Management Fee	None
No Preferential Rights	No Member holding the Nectar Series Interests shall be entitled to any preemptive, preferential or similar rights connection with the issuance of the Nectar Series Interests.

48

Voting	Subject to <u>Section 3.5</u>, the Nectar Series Interests shall entitle the Record Holders to one vote per Interest on any and all matters submitted to the consent or approval of the Members of Nectar Series.
	Notwithstanding the foregoing, the affirmative vote of the holders of not less than a majority of the Nectar Series Interests then outstanding shall be required for: (a) any amendment to the Agreement (including this Series Designation) that would adversely change the rights of the Nectar Series Interests; (b) mergers, consolidations or conversions of the Nectar Series, but not the Company; and (c) all such other matters as the Manager, determines shall require the approval of the holders of the outstanding Nectar Series Interests voting as a separate class.
	Notwithstanding the foregoing, the separate approval of the holders of the Nectar Series Interests shall not be required for any of the other matters specified under <u>Section 12.1</u>.
Splits	There shall be no subdivision of the Nectar Series Interests other than in accordance with <u>Section 3.7</u>.
Other rights	Holders of the Nectar Series Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of the Nectar Series Interests.
Officers	There shall initially be no specific officers of the Nectar Series, although, the Manager may appoint Officers of the Nectar Series from time to time, in its sole discretion.
Minimum Interests	One (1) Interest per Member.
Fiscal Year	As stated in <u>Section 8.2</u>.
Information Reporting	As stated in <u>Section 8.1(c)</u>.
Dissolution	A Series shall remain in existence until the earlier of the following: (i) the dissolution of the Company, (ii) the election of the Manager to dissolve such Series; (iii) the sale, exchange or other disposition of substantially all of the assets of the Series; or (iv) at any time that the Series no

longer has any members, unless the business is continued in accordance with the LLC Act.

Liquidation

As stated in <u>Section 11.3</u>.

Amendments to this Series Designation Agreement

As stated in <u>Article XII</u>.

Action by Series Members Without a Meeting

Any action required or permitted to be taken by the holders of the Interests to which such Series Designation relates may be taken without a meeting by the written consent of such holders or Members entitled to cast a sufficient number of votes to approve the matter as required by statute or this Agreement, as the case may be.

[*Series Designation Signature Page Follows*]

IN WITNESS WHEREOF, the parties hereto have executed this Nectar Series Designation Agreement as of September 29, 2020.

MANAGER: **VYLON BALANCE SOLUTIONS, LLC**

By: Victor Hugo Rosales _____
SOLE MEMBER OF VYLON BALANCE
SOLUTIONS LLC

NECTAR SERIES MEMBER:

FOR INDIVIDUALS: **FOR ENTITIES:**

_____   _____
Print Name   Print Entity Name

_____   _____
Signature   Signature of Authorized Representative

_____   _____
_____   _____
_____   _____
Home Address   Business Address

Social Security No.: _____   EIN No.: _____

_____   _____
Total Investment   Total Investment

Date: _____   Date: _____

Exhibit E

Property Purchase Agreement

PRIVATE PURCHASE-SALE AGREEMENT EXECUTED AND ENTERED INTO BY AND BETWEEN THE COMPANY "KAAB TULUM" **SOCIEDAD ANOMINA PROMOTORA DE INVERSION DE CAPITAL VARIABLE, HEREIN REPRESENTED BY MR. VICTOR HUGO ROSALES ARANDA, (**"COMMITTED SELLER"**), AND SMART VYLON, LLC, a Delaware series limited liability company (**"COMMITTED PURCHASER"**) (COLLECTIVELY, THE **"PARTIES"**) UNDER THE FOLLOWING ANTECEDENTS, REPRESENTATIONS, AND CLAUSES:**

ANTECEDENTS.

ONE: WHEREAS, by deed 405 dated May 15, 2018, executed before Mr. DANIEL GONZALEZ CAMPOS, Esq. head of Notary´s office 119 of and for the city of Cancún, state of Quintana Roo, of which the first official copy has been duly registered in the public registry of Quintana Roo under folio 1406, "**KAAB TULUM**" **SOCIEDAD ANOMINA PROMOTORA DE INVERSION DE CAPITAL VARIABLE** acquired ad-corpus the real estate identified as that located at calle Asteroides oriente, S/N, entre calle Géminis sur y Calle avenida Satélite sur, región 004 Smza 000, Mza 056, Lote 009, Tulum, municipalidad de Tulum estado of Quintana Roo with such area, measurements, and boundaries as follows:

A. AREA: six hundred forty five square meters each .

B. MEASUREMENTS AND BOUNDS: to the north ten meters with lot 21; to the south in ten meters with calle Asteroides oriente, to the easst in twenty-five meters with lot 08, to the west twenty-five meters with lot 10.

TWO: WHEREAS, by deed 109,998 dated September 6, 2019, executed before Mr. Luis Miguel Camara Patrón, Esq., head of Notary´s office 30 of and for Cancún state of Quintana Roo, and registered in the public registry of property under real folio number 1406, the Opening of a Credit Line and Setup of a Mortgage Guarantee Agreement executed and entered into by and between "Banco Inmobiliario Mexicano" Sociedad Anónima Institución de Banca Múltiple and "KAAB TULUM" SOCIEDAD ANOMINA PROMOTORA DE INVERSION DE CAPITAL VARIABLE was recorded. A mortgage was set up on the real estate identified as that located at calle Asteroides oriente, S/N, between calle Géminis sur y Calle avenida Satélite sur, región 004 Smza 000, Mza 056, Lote 009, Tulum, municipalidad de Tulum Estado de Quintana Roo.

THREE: WHEREAS, on the real estate listed in antecedent one hereof the "**COMMITTED SELLER**" is conducting organization of the jointly owned property regime (homeowner's association), comprised by 15 duly-identified private units, with such characteristics, area, measurements, and boundaries as will be ascertained in the descriptive memory of said jointly owned property regime, of which the property subject matter hereof is a part.

FOUR: WHEREAS, the real estate listed in the antecedent above is current with the payment of the relevant property tax, under code number: "902004000056009.

REPRESENTATIONS:

I. The "**COMMITTED SELLER**" **represents:**

a) WHEREAS it is an entity duly organized pursuant to the laws of our country. This is accredited through public deed number 69,427, dated March 16, 2018, executed before Mr. Miguel Soberón Mainero, Notary Public number 181 of and for Mexico City, of which the first official copy has been registered in the public registry of commerce under electronic folio number N-2018037239.

b) WHEREAS its legal representative has all attributes as required to execute this agreement, same that have been granted thereto via Public Deed 76,648 dated April 2, 2019 executed before Mr. Miguel Soberón Mainero, Esq., Notary Public number 181 of and for Mexico City and states that the same have not been revoked, restricted, or modified in any way whatsoever.

c) WHEREAS it is registered before the Revenue Service, under taxpayer´s ID KTU1803162F1.

d) WHEREAS the real estate subject matter hereof is free from any encumbrances and ownership limitation - except for the mortgage in favor of "Banco Inmobiliario Mexicano" Sociedad Anónima Institución de Banca Múltiple. Such mortgage has been mentioned in antecedent two hereof.

e) WHEREAS on the real estate listed in antecedent one construction of a 15-apartment building is in process. On this building property under homeowner´s association regime known as development KAAB TULUM will be set up. This estate will be appointed for residential living and short-term rentals.

f) The real estate will have all infrastructure as required for proper provision of all basic services. Also, on the date of surrender of the Units (as defined herein), it will be current with the payment of any taxes, contributions, and considerations for the respective services.

g) WHEREAS it is its intent to execute this purchase-sale agreement resulting from the jointly owned property regime that is being conducted on the real estate described in antecedent one hereof.

II. The "**COMMITTED PURCHASER**" represents

a) it is a limited liability company duly formed and validly existing, and in good standing under the laws of the State of Delaware, is qualified to conduct business in the State of Delaware, and has the requisite power and authority to enter into this Agreement and the instruments referenced herein, and to consummate the transaction contemplated hereby;

b) it desires to execute this agreement in the terms and conditions as therein, for it knows the full construction project of the development, the characteristics thereof (e.g., the extension of the land, the construction area, the type of structure, facilities, finishings, accessories, common areas with other real property, percentage of undivided property, as the case may be), and all utilities on and in the real estate, as well as any authorizations, licenses or permits issued by the appropriate authorities for construction;

c) It agrees to empower the "**COMMITTED SELLER**" to utilize its personal data in accordance with the Federal Protection of Personal Data in Possession of Private Parties for the purposes hereof;

d) it understands that this transaction is executed under the ad-corpus mode and, therefore, any difference of approximately in the area and boundaries of the real estate subject matter hereof, will inure to the benefit or detriment of the **"COMMITTED PURCHASER"**, as well as the final purchase-sale agreement that is hereby notarized before a Notary Public; and

e) it understands knows that on the real estate described in the antecedents wherein construction of the jointly owned property regime is in process, there is a mortgage in favor of "Banco Inmobiliario Mexicano" Sociedad Anónima Institución de Banca Múltiple, same that will be canceled at the execution of the public deed whereby the final purchase-sale agreement notarized.

III. The "**PARTIES**" represent as follows:

a) the legal capacity under which they appear to the execution hereof is mutually and reciprocally acknowledged for all legal/contractual purposes as warranted in the terms hereof;

b) they execute this agreement willingly, freely, and responsibly without the intervention of fraud, lesion, error, and/or any vice of consent voiding the same, for both parties have taken part in the preparation thereof and have previously agreed on any agreements in the clauses as hereinbelow;

c) For the legal certainty of the "PARTIES", all agreements executed by reason of the execution hereof will be the only ones they acknowledge and will acknowledge at all times therebetween. For this reason, no agreement may be orally established and should any amendment hereto arise, the same shall be approved by both parties. For this purpose, an Addendum or amending agreement shall subscribed.

In view of the foregoing, the parties expressly state their will to execute this agreement and for the purposes thereof they execute the following:

C L A U S E S:

"**ONE.** "**KAAB TULUM**" **SOCIEDAD ANOMINA PROMOTORA DE INVERSION DE CAPITAL VARIABLE,** via its representative as above, promises to transfer ad-corpus to Smart Vylon, LLC and they undertake to acquire via a trust set up in a restricted zone or through the purchase-sale thereof (if so allowed by their migration status), private units numbers **002, 101, 102 and 203** (the "**Units**") currently being constructed in the jointly owned property regime identified as "**KAAB TULUM**" and that will be completed on the parcel of real property located at calle Asteroides oriente S/N, between calle Géminis sur and Calle avenida Satélite sur, región 004 Smza 000, Mza 056, Lote 009, Tulum, municipalidad de Tulum estado de Quintana Roo, with such area, measurements, and boundaries as listed in the descriptive memory of the jointly owned property regime referred to in the antecedents hereof, which are hereby incorporated by reference.

TWO. TRANSFER VALUE. The parties agree that the transfer value or purchase price will be the amount shown in the following table:

APARTMENT NUMBER	PRICE	FURNISHING	TOTAL
002	$ 205,000.00	$35,000	$ 240,000.00
101	$ 210,000.00	$35,000	$ 245,000.00
102	$ 210,000.00	$35,000	$ 245,000.00
203	$ 215,000.00	$35,000	$ 250,000.00
			$980,000

$210,000 USD (NINE HUNDRED AND EIGHTY THOUSAND DOLLARS FOR THE FOUR UNITS INCLUDING FURNISHING Unit andthe "COMMITTED PURCHASER" will pay the same amount to the "COMMITTED SELLER", through a banking transfer, check, or any other way permitted by the Mexican law upon execution of the deed before a Notary Public before whom the final agreement is hereby notarized.

By virtue of the migration status that to this date is borne by the "COMMITTED PURCHASER" in its capacity as a foreigner and pursuant to any restrictions set forth in Article 27 Section I, of the Political Constitution of the United Mexican States and Article 11, Section II of the Foreign Investment Act, the latter undertakes to set up a trust in a restricted zone, whereby the "COMMITTED SELLER" undertakes to contribute with the real estate subject matter hereof to the equity of the trust in its capacity as TRUSTOR, provided, that the full transfer value is paid off; and whereby Smart Vylon, LLC will be appointed as BENEFICIARIES in the first place in said trust. The "COMMITTED PURCHASER" will be solely required to carry any efforts out and any formalities through, and obtain any permits and authorizations as required and expedient for the setup of the trust in a restricted zone. Further, it may freely choose the credit institution that will serve as TRUSTEE and the purposes of the trust - including considering utilization and exploitation of the real estate, as well as any rights to the use or enjoyment thereof (including, as the case may be, the attainment of fruits, products, and, in general, any returns resulting from the for-profit operation and exploitation, via any third parties or the trust institution of the real estate).

Where the "COMMITTED PURCHASER" changes or modifies its migration status and setting up the trust is not required, the transfer of the ownership of the real estate subject matter hereof will be via the final purchase-sale agreement or any other agreement whereby full ownership of the real estate is transferred.

The sold property will be transferred to the "COMMITTED PURCHASER" or to the TRUSTEE chosen by the COMMITTED PURCHASER (a) with no ownership limitation whatsoever; (b) with no encumbrance whatsoever, (c) with no indebtedness (even fiscal or labor). Any indebtedness of any nature to the date of execution of the public instrument before a notary, will be on the exclusive account of the "**COMMITTED SELLER**".

THREE. THE "**COMMITTED SELLER**" undertakes to carry any efforts out and any formalities through as required in order to cancel the mortgage upon the real estate subject matter hereof, and to notarize the cancellation of the mortgage before a Notary Public - whether previously or in the same instrument wherein the notarization of the final transfer agreement is recorded.

FOUR. Real and legal surrender of the real estate subject matter hereof will be made to the "**COMMITTED PURCHASER**" on March 21, 2021 (the "**Transfer Date**"); provided, that the "**COMMITTED PURCHASER**" has paid off the entirety of the transfer price of the real estate - except as otherwise agreed between the parties.

On the date on which the "**COMMITTED SELLER**" makes available to the "**COMMITTED PURCHASER**" possession of the real estate, the same will be vacated, with any finishing as agreed, current with the payment of any respective taxes, contributions, and maintenance fees, as well as with respect to any consideration for any service related with the real estate.

FIVE. The "**COMMITTED PURCHASER**" undertakes to appoint the real estate for a purpose not contravening any local or federal provisions, since the appointment of the real estate will be for housing. Therefore, in its capacity as owner of the real estate shall strictly fulfill said appointment. The real estate may not be used with a purpose other than housing.

As a consequence of the foregoing, at all times the appropriate Condominium Rules that for that purpose is issued for said ownership regime shall be observed.

SIX. The "COMMITTED PURCHASER" may not assign or transfer in any way in favor of a third party, any rights and obligations for which it is responsible by virtue hereof - except for the prior authorization in writing and expressly by the "**COMMITTED SELLER**".

SEVEN. The Parties agree that the final purchase-sale agreement or contribution to the trust will be conducted at the latest of on March 21, 2021, as well as delivery of the apartment subject matter hereof. This term may be extended or reduced by agreement of the parties, with no penalties or extraordinary charges for any of them.

EIGHT. The Parties agree this Agreement will not terminate and **COMMITTED SELLER** will not be required to pay liquidated damages if the "**COMMITTED SELLER**" fails to obtain any licenses, authorizations, permits, or any other document as required for the organization of the jointly owned property regime which it shall obtain from the various authorities and agencies of the city of Quintana Roo in the time set forth in the clause above for the notarization of the final agreement before a notary public and that, as the case may be, rely on a third party (a third party is understood, without limitation, authorities, records, government agencies, private parties, credit institutions, or any other on which the perfection of the final purchase-sale agreement relies).

Further, the parties may terminate this agreement without any legal dispute and will return any amounts that had been surrendered, as the case may be, with no fee or liquidated damages, or, if so agreed, meeting to reach an agreement as best advisable for the resolution of any contingencies preventing execution of the final agreement.

NINE. Regardless of the provisions in the clauses above, the parties agree that either party may terminate this agreement, with no responsibility to the other party, if any of the following occurs:

A. The "**COMMITTED SELLER**"

a) fails to surrender the real estate to **the** "**COMMITTED PURCHASER**" in the minimum and essential conditions of habitability and hygiene so as to be inhabited and enjoyed in the term and under the conditions as in this agreement on or before the Transfer Date;

b) fails to surrender any documents as required to obtain all necessary licenses and permits to operate the property for the purposes described herein on or before the Transfer Date; provided, that it was required to so provide;

c) fails to make payment for contributions and considerations on the real estate subject matter hereof for any services - including associated maintenance fees - prior to notarization of the final purchase-sale agreement;

d) the Units or Property should not have the infrastructure for proper supply and operation of basic utilities - water, energy, drainage, and gas - for use and utilization thereof;

e) the Units or Property is encumbered, mortgaged, leased, or transferred to a third party, without notice to the "**COMMITTED PURCHASER**"; or

f) the mortgage encumbering the real estate subject matter hereof is not canceled on or before the Transfer Date.

B. **The** "**COMMITTED PURCHASER**"

a) fails to make the payment it undertook to make in clause **TWO** hereof, on the terms therein;

b) delivered false or altered information or documentation to the "**COMMITTED SELLER**" which COMMITTED SELLER relied on and caused it material harm;

c) promises to sell or commit by any means ownership of the Units, without the prior authorization in writing by the "**COMMITTED SELLER**", or without subjecting to the conditions set thereby;

d) fully or partially transfers - except for the case of inheritance - ownership of the Units - including by trust - without the prior authorization in writing of the "**COMMITTED SELLER** ", or without subjecting to the conditions set thereby;

e) where the Units are surrendered to the "**COMMITTED PURCHASER**" prior to the notarization of the final agreement, the latter fails to maintain the real estate in good condition, preventing it from suffering deterioration additional to that arising from normal use, and performs therein or thereon any modifications, works altering, compromising, or modifying the structure of the jointly owned property regime, or fails to observe that set forth in the rules of the jointly owned property regime governing the building;

f) declares bankruptcy or insolvency - whether by a ruling of a competent judge or by facts so presuming, and which compromise payment of the purchase price;

g) fails to obtain any licenses, permits, or authorizations as appropriate for acquisition of the apartment subject matter hereof, or setup of the trust whereto the real estate subject matter hereof should be contributed with; by virtue of the status as foreigner it holds to this date; or

h) For all other cases wherein, pursuant to the applicable law, fulfillment of any obligations contracted for by the "**COMMITTED PURCHASER**" herein, became impossible in advance.

TEN. OMITTED.

ELEVEN. WHEREAS for the purposes provided for in Article seventeen of the Confiscation Act, the "**COMMITTED PURCHASER**" knows the contents of Articles four and five of said Act, stating that any resources it possess and which will be used to pay the purchase price of the real estate subject matter hereof, have been legally obtained; and that it acts in good faith in its capacity as holder thereof.

TWELVE.- All taxes, rights, expenses, and fees that are generated from the execution of the final agreement before a Notary Public, will be on account of the "**COMMITTED PURCHASER**" - except for the income tax and cancellation of the mortgage - which will be on account of the"**COMMITTED SELLER**" - if so generated.

THIRTEEN. JURISDICTION. This Agreement shall be governed and construed in accordance with the laws of Mexico City.

The "**PARTIES**" appoint as their domiciles for service of process of all type of notifications inherent to the obligations and rights herein contracted for the following:

If to the "**COMMITTED SELLER**"**:** Calle Jose Maria Velasco número 13, colonia San Jose Insurgentes, código postal 03000, Alcaldía Benito Juárez, ciudad de México.

If to the "**COMMITTED PURCHASER**"**:** Smart Vylon, LLC, ATTN: Victor Hugo Rosales Aranda, 8 The Green, Suite A, Dover, Delaware The Green, STE A, Dover, Delaware 19901

For the construction, performance, and execution hereof, the parties expressly subject themselves to the applicable law and the appropriate courts in Mexico City, and waive any other jurisdiction, venue, or competence that might correspond to them by reason of their present or future domiciles or for any other reason.

THE PARTIES, HAVING READ THIS AGREEMENT AND KNOWING ITS SCOPE, RESPONSIBILITIES, AND LEGAL EFFECTS, AND STATING THERE IS NO FRAUD, VIOLENCE, OR BAD FAITH THEREIN, EXECUTE THE SAME IN TWO COUNTERPARTIES IN MEXICO CITY AS OF October 5th, 2020.

THE PARTIES

The "COMMITTED SELLER"

KAAB TULUM S.A. DE C.V.

____

VICTOR HUGO ROSALES ARANDA

The "COMMITTED PURCHASER"

SMART VYLON, LLC



By: Vylon Balance Solutions, LLC,
Title: Manager



By: ______________________________
Name: Victor Hugo Rosales Aranda
Title: Chief Executive Officer of
Vylon Balance Solutions, LLC

Exhibit F

Novation Agreement

NOVATION AGREEMENT

This Novation Agreement ("*Novation Agreement*") is made as of October 28, 2020 between:

KAAB TULUM S.A.P.I. DE C.V.,
a limited liability company organized under the laws of Mexico
("**KAAB**"),

and

SMART VYLON, LLC,
a series limited liability company organized under the laws of Delaware
("**Smart Vylon**"),

and

NECTAR SERIES,
a series of Smart Vylon, LLC, organized under the laws of Delaware
("**Nectar**")

(hereinafter collectively referred to as the "**Parties**").

RECITALS

A.   KAAB and Smart Vylon have entered into the private purchase and sale agreement, dated October 5, 2020 attached hereto as **Exhibit A** (the "**Purchase Agreement**");

B.   The Parties hereto desire to novate the Purchase Agreement to Nectar Series, a series of Smart Vylon, LLC ("**Nectar Series**"); and

C.   The Parties have agreed that as and from the date of this Novation Agreement (the "*Effective Date*"), the Purchase Agreement shall be novated to Nectar so that, from the Effective Date, Nectar shall be bound by the terms of the Purchase Agreement in place of Smart Vylon and agrees to acknowledge and expressly assume in the name, place and stead of Smart Vylon all liabilities and obligations of Smart Vylon under the Purchase Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. **NOVATION AND RELEASE.**

   (a) **Novation.** As of the Effective Date, Nectar agrees and undertakes to perform the obligations of Smart Vylon under the Purchase Agreement, whether arising prior to, on or subsequent to the Effective Date, and agrees to be bound by the terms and conditions of the Purchase Agreement in every way as if Nectar were named as a party to the Purchase Agreement in place of Smart Vylon. Nectar agrees to perform any and all past, present and future obligations of Smart Vylon under the Purchase Agreement.

   (b) **Release of the Obligations of Smart Vylon.** As of the Effective Date, the KAAB and Smart Vylon mutually release each other from the various covenants, undertakings, warranties and other obligations contained in the Purchase Agreement and from all claims and demands whatsoever in respect of the Purchase Agreement whether arising prior to, on or subsequent to the Effective Date.

2. **REPRESENTATIONS AND WARRANTIES OF SMART VYLON AND NECTAR TO KAAB.**

   (a) Smart Vylon and Nectar represent and warrant to the KAAB as follows:

   (i) Smart Vylon is a series limited liability company and Nectar is a series of Smart Vylon, LLC, both of which are duly organized and validly existing and are in good standing under the laws of the state of Delaware and are duly qualified to conduct their business in each jurisdiction where the nature and extent of their business and property require the same.

   (ii) Smart Vylon and Nectar possess all requisite authority and power to execute, deliver and comply with the terms of this Novation Agreement. This Novation Agreement has been duly authorized by all necessary action, has been duly executed and delivered by Smart Vylon and Nectar and constitutes a valid and binding obligation of Smart Vylon and Nectar enforceable in accordance with its terms.

   (iii) Smart Vylon has the right to novate its rights and benefits under the Purchase Agreement to Nectar, free and clear of any charge, lien, pledge, security interest or direct or indirect participation interest in favor of any other person, and as of the Effective Date, the Purchase Agreement is free and clear of all charges, liens, pledges, security interests or direct or indirect participation interests in favor of any other person.

   (iv) Neither the execution nor the performance of this Novation Agreement requires the approval of any governmental or regulatory agency having jurisdiction over Smart Vylon or Nectar, nor is this Novation Agreement in contravention of or in conflict with the articles, by-laws or resolutions of the directors or shareholders of Smart Vylon or Nectar, or, of the provisions of any agreement to which Smart Vylon or Nectar is a party, or by which any of the property of Smart Vylon or Nectar may be bound, or of any statute, regulation, by-law, ordinance or other law, or of any judgment, decree, award, ruling or order to which Smart Vylon or Nectar, or any of the property of Smart Vylon or Nectar, may be subject.

3. REPRESENTATIONS AND WARRANTIES OF KAAB TO NECTAR. KAAB represents and warrants to Nectar that:

(a)   the representations and warranties of KAAB made in the Purchase Agreement are true and correct as of the Effective Date;

(b)   such KAAB possesses all requisite power and authority to execute, deliver and comply with the terms of this Novation Agreement; and

(c)   the novation hereunder has been duly authorized by all necessary action, has been duly executed and delivered by such KAAB and constitutes a valid and binding obligation of such KAAB enforceable in accordance with constitutes a valid and binding obligation of such KAAB enforceable in accordance with its terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency, moratorium, rearrangement, reorganization or similar legislation affecting the rights of creditors generally.

4. GENERAL.

(a)   **Severability**. If any provision of this Novation Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term of this Novation Agreement, the legality, validity and enforceability of the remaining provisions of this Novation Agreement shall not be affected thereby.

(b)   **Multiple Counterparts**. This Novation Agreement may be executed in a number of identical counterparts, each of which, for all purposes, is to be deemed to be an original, and all of which constitute, collectively, one agreement, but in making proof of this Novation Agreement, it shall not be necessary to produce or account for more than one such counterpart.

(c)   **Governing Law**. This Novation Agreement shall be interpreted, construed and governed by and in accordance with the laws of Delaware.

(d)   **Confirmation**. The parties hereby confirm, in all other respects, that the Purchase Agreement is in full force and effect, unchanged and unmodified, except in accordance with this Novation Agreement.

(e)   **Further Assurances**. The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Novation Agreement, and each party shall provide such further documents or instruments required by any other party as may be reasonably necessary or desirable to effect the purpose of this Novation Agreement and carry out its provisions.

[Signature Page Follows]

The parties have executed this Novation Agreement and this Novation Agreement shall be effective as of the Effective Date.

KAAB TULUM S.A.P.I. DE C.V.

By: _____
Name: Victor Hugo Rosales Aranda
Title: Member

SMART VYLON, LLC

By: Vylon Balance Solutions, LLC
Title: Manager
By: _____
Name: Victor Hugo Rosales Aranda
Title: Chief Executive Officer of Vylon Balance Solutions

NECTAR SERIES, a series of Smart Vylon, LLC

By: Vylon Balance Solutions, LLC
Title: Manager

By: _____
Name: Victor Hugo Rosales Aranda
Title: Chief Executive Officer of Vylon Balance Solutions, LLC

Exhibit G

Video Transcript



Satoshi Tensai

SCRIPT Project: NÉCTAR TULUM Length: 60 – 90" VIDEO	AUDIO
VIDEO FADES IN.	SFX: (AUDIO DESIGN ESTABLISHING). SFX: (MUSIC ESTABLISHING).
IMAGES OR VIDEOS OF NÉCTAR TULUM (TITLES: NÉCTAR TULUM)	LOC. V/O: NÉCTAR TULUM is a unique project that blurs the mystical line between living as digital nomads and escaping to paradise. It is designed for travelers who seek to merge into the local culture and lifestyle of Tulum while enjoying a luxurious space with a design that is combined with all the natural wonders of the site.
IMAGES OR VIDEOS OF NÉCTAR TULUM APARTMENTS AND AMMENITIES	LOC. V/O: 15 Luxury apartments located in the heart of Tulum; 10 minutes away from the beach, hotels, cenotes and ruins with an interior and outdoor design that enables full contact with nature.
IMAGES OF STREET	LOC. V/O: NÉCTAR TULUM is also part of an ambitious project which will redevelop the area where it is located bringing art, design and nature to the zone… In collaboration with renowned international and local artists Asteroides St. and its surroundings will be splashed with color transforming this area into an outdoor museum and making art accessible for all its visitors.
FADE OUT	SFX: (MUSIC ENDS)

38 Chancery Lane
London, WC2A 1EN
guillermo@satoshitensai.com

Exhibit H

SUBSTITUTE FORM W-9 FOR FEDERAL INCOME TAX BACKUP WITHHOLDING

SUBSTITUTE FORM W-9 FOR FEDERAL INCOME TAX BACKUP WITHHOLDING

To prevent the application of federal income tax backup withholding, the Company must receive from each holder of its membership interests a correct Taxpayer Identification Number ("**TIN**"). An individual's social security number is his or her TIN and must be provided in the space below. An entity's TIN is its employer identification number of "EIN". Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld by the Company, if any. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If you have not received a TIN but have applied for a TIN, please write "Applied For" below.

Under the penalty of perjury, the undersigned hereby certifies as follows:

1. The number shown on this form is my correct taxpayer identification number; and

2. I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

3. I am a U.S. citizen or other U.S. person as defined by the Internal Revenue Code.

Subscriber

_____
Signature

_____
Print Name

_____
Social Security Number/TIN